                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2002

                                -----------------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                -----------------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes _____ No __X__

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2002

                                      MITSUBISHI TOKYO FINANCIAL GROUP, INC.


                                      By:   /s/ Atsushi Inamura
                                      --------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager,General Affairs
                                               Corporate Administration Division

                       Interim Consolidated Summary Report
                              (under Japanese GAAP)
                    for the Fiscal Year Ending March 31, 2003

Date:                                                        November 25, 2002
Company name (code number):                                  Mitsubishi Tokyo Financial Group, Inc. (8306)
Stock Exchange Listings:                                     Tokyo, Osaka, New York, London
Headquarters:                                                Tokyo
Representative:                                              Shigemitsu Miki, President & CEO
For inquiry:                                                 Keiichi Riko, Chief Manager - Financial Policy Division
                                                             (Phone) +81-3-3240-8139
Date of resolution of Board of Directors with respect
to the interim consolidated financial statements:            November 25, 2002
Trading accounts:                                            Established

Consolidated financial data for the six months ended September 30, 2002

(1) Operating results

                                                              (in millions of yen except per share data and percentages)
-----------------------------------------------------------------------------------------------------------------------
                                                            For the six months ended September 30,   For the year ended
                                                            --------------------------------------
                                                                    2002               2001            March 31,2002
-----------------------------------------------------------------------------------------------------------------------
Ordinary income                                                    1,425,412         1,689,040               3,262,347
   change from corresponding period of the previous year               (15.6)%               -
-----------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)                                              (193,300)         (290,070)               (289,345)
   change from corresponding period of the previous year                   -                 -
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   (188,098)          (96,834)               (152,316)
   change from corresponding period of the previous year                   -                 -
-----------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                                (34,461.56)       (17,469.28)             (28,921.99)
-----------------------------------------------------------------------------------------------------------------------
Net income per common and common equivalent share                          -                 -                       -
-----------------------------------------------------------------------------------------------------------------------

Notes:

   1. Equity in earnings (loss) of affiliates:
        For the six months ended September 30, 2002:                                        (6,340) million
        For the six months ended September 31, 2001:                                        (3,167) million
        For the year ended March 31, 2002:                                                 (10,612) million
   2. Average number of shares outstanding:
        For the six months ended September 30, 2002:                  (common stock)     5,579,156  shares
                                                           (preferred stock-class 1)        81,020  shares
                                                           (preferred stock-class 2)       100,000  shares
        For the six months ended September 30, 2001:                  (common stock)     5,543,116  shares
                                                           (preferred stock-class 1)        81,400  shares
                                                           (preferred stock-class 2)       100,000  shares
        For the year ended March 31, 2002:                            (common stock)     5,554,666  shares
                                                           (preferred stock-class 1)        81,400  shares
                                                           (preferred stock-class 2)       100,000  shares
   3. Changes in accounting policy: No

(2) Balance sheet highlights

                                                                  (in millions of yen except per share data and percentages)
---------------------------------------------------------------------------------------------------------------------------
                                                                           As of September 30,             As of March 31,
                                                                   ----------------------------------
                                                                      2002                  2001                 2002
--------------------------------------------------------------------------------------------------------------------------
Total assets                                                          97,119,655          97,746,635       99,496,829
--------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                   2,934,909           3,219,394        3,324,445
--------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as a percentage of total liabilities,
minority interest and shareholders' equity                                   3.0%                3.3%             3.3%
--------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per common share                                 445,269.63          500,403.32       516,832.48
--------------------------------------------------------------------------------------------------------------------------
Risk-adjusted capital ratio (based on the standards of        (preliminary
the Bank for International Settlements, the "BIS")            basis)       10.49%              10.31%           10.30%
--------------------------------------------------------------------------------------------------------------------------

Note: Number of shares outstanding as of:
         September 30, 2002:                   (common stock)                  5,584,349 shares
                                               (preferred stock-class 1)          81,020 shares
                                               (preferred stock-class 2)         100,000 shares
         September 30, 2001:                   (common stock)                  5,545,915 shares
                                               (preferred stock-class 1)          81,400 shares
                                               (preferred stock-class 2)         100,000 shares
         March 31, 2002:                       (common stock)                  5,572,880 shares
                                               (preferred stock-class 1)          81,400 shares
                                               (preferred stock-class 2)         100,000 shares

(3) Cash flows

                                                                                                    (in millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                            For the six months ended September 30,  For the year ended
                                                         ------------------------------------------
                                                                  2002              2001               March 31, 2002
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities             1,245,897         (3,113,796)             (36,150)
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities              (709,513)         2,976,841              125,290
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities               (95,146)           (11,920)            (154,273)
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                      2,145,354          1,629,451            1,741,798
------------------------------------------------------------------------------------------------------------------------

(4) Number of consolidated subsidiaries and affiliated companies accounted for by the equity method as of September 30, 2002

     Consolidated subsidiaries: 192         Affiliated companies accounted for
                                            by the equity method: 33

(5) Changes in the number of consolidated subsidiaries and affiliated companies accounted for by the equity method for the six months ended September 30, 2002

     Consolidated subsidiaries:                     Included: 11    Excluded: 5
     Affiliated companies accounted for by
     the equity method:                             Included:  1    Excluded: 5

2. Earning projections for the fiscal year ending March 31, 2003

                                      (in millions of yen except per share data)
--------------------------------------------------------------------------------
    Ordinary income           Ordinary profit (loss)             Net income
--------------------------------------------------------------------------------
       2,900,000                    (165,000)                     (185,000)
--------------------------------------------------------------------------------

Projected net income per common share: (34,620.95)

(Reference)


Formulas for computing ratios for the six months ended September 30, 2002 are as follows.

Net income per common share

      Net income - Total dividends on preferred stock
 --------------------------------------------------------------
     Average number of common stock during the period *

Net income per common and common equivalent share

   Net income - Total dividends on preferred stock + Adjustments in net income
 -------------------------------------------------------------------------------
  Average number of common stock during the period * + Common equivalent share

Shareholders' equity per common share

 Shareholders' equity at end of period - Deduction from shareholders' equity**
 ------------------------------------------------------------------------------
                    Number of common stock at end of period *

Since the current interim fiscal year, MTFG has adopted Financial Accounting Standard No. 2 "Accounting Standard for Earning per Share" issued by the Accounting Standards Board of Japan (the "ASBJ") on September 25, 2002 and Financial Accounting Standards Implementation Guidance No. 4 "Accounting Standard for Earning per Share" issued by the ASBJ on September 25, 2002.

Formula for computing projected earning ratio for the fiscal year ending March 31, 2003 is as follows.

Projected net income per common share

       Projected net income - Projected total dividends on preferred stock
    ------------------------------------------------------------------------
                    Number of common stock at end of period *

     *  excluding treasury stock
     ** number of preferred stock at end of period x issue price + total dividends on preferred stock


   ----------------------------------------------------------------------------
     The foregoing forward-looking statements may be materially affected by regulatory developments or changes in governmental policies, laws, regulations, voluntary code of practice and interpretations, including those anticipated to be announced soon in Japan, changes in the level of Japanese stock prices, the occurrence of material new corporate bankruptcies, further developments in the Japanese or world economic environment, and other factors outside MTFG's control. These forward-looking statements are not guaranties of future performance, and actual results may differ materially. Please see our latest annual report for additional information regarding the risks in our business.
   ----------------------------------------------------------------------------

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------
                                                                     As of September 30,      Increase/    As of March 31, Increase/
                                                                    2002(A)       2001(B)     (Decrease)      2002(C)     (Decrease)
   (in millions of yen)                                                                       (A) - (B)                    (A) - (C)
------------------------------------------------------------------------------------------------------------------------------------
Assets:
   Cash and due from banks                                         6,311,583     7,447,093   (1,135,509)     6,421,747    (110,164)
   Call loans and bills bought                                       600,125     1,035,946     (435,820)     1,304,328    (704,203)
   Receivables under resale agreements                               977,461     2,362,136   (1,384,674)     1,047,717     (70,256)
   Receivables under securities borrowing transactions             2,731,518             -    2,731,518              -   2,731,518
   Commercial paper and other debt purchased                         530,599       376,759      153,840        460,912      69,686
   Trading assets                                                  5,473,291     6,967,442   (1,494,150)     5,340,726     132,564
   Money held in trust                                               337,989       317,832       20,156        304,060      33,928
   Investment securities                                          23,118,954    19,806,783    3,312,170     23,109,720       9,234
   Allowance for losses on investment securities                      (4,125)          (61)      (4,064)        (1,500)     (2,625)
   Loans and bills discounted                                     46,961,813    46,853,324      108,488     49,062,795  (2,100,982)
   Foreign exchanges                                                 615,782       750,983     (135,200)       560,783      54,999
   Other assets                                                    3,439,202     5,507,751   (2,068,548)     5,651,987  (2,212,784)
   Premises and equipment                                          1,014,900     1,062,475      (47,574)       981,982      32,917
   Deferred debenture discounts and other costs                           30           535         (504)           158        (128)
   Deferred tax assets                                             1,120,699     1,131,155      (10,456)     1,032,107      88,591
   Deferred tax assets on land revaluation excess                      4,984             -        4,984          4,985          (1)
   Customers' liabilities for acceptances and guarantees           5,383,121     5,782,347     (399,225)     5,873,954    (490,833)
   Allowance for loan losses                                      (1,498,277)   (1,655,869)     157,592     (1,659,640)    161,363
------------------------------------------------------------------------------------------------------------------------------------
     Total assets                                                 97,119,655    97,746,635     (626,980)    99,496,829  (2,377,173)
------------------------------------------------------------------------------------------------------------------------------------
Liabilities:
   Deposits                                                       60,110,143    55,662,800    4,447,342     59,907,378     202,765
   Negotiable certificates of deposit                              3,062,225     2,905,629      156,596      3,200,325    (138,099)
   Debentures                                                      1,198,024     3,000,699   (1,802,674)     2,275,570  (1,077,545)
   Call money and bills sold                                       3,335,976     3,009,137      326,839      3,977,859    (641,882)
   Payables under repurchase agreements                            3,135,593     2,991,583      144,010      3,518,977    (383,383)
   Payables under securities lending transactions                  3,519,242             -    3,519,242              -   3,519,242
   Commercial paper                                                  908,040       631,718      276,321        799,367     108,672
   Trading liabilities                                             1,957,506     4,069,226   (2,111,720)       667,926   1,289,580
   Borrowed money                                                  1,675,564     1,674,180        1,384      1,844,566    (169,001)
   Foreign exchanges                                                 648,370       590,591       57,779        513,899     134,471
   Bonds and notes                                                 3,420,718     3,251,563      169,155      3,402,004      18,714
   Convertible bonds                                                       -       243,924     (243,924)       243,924    (243,924)
   Bonds with warrants                                               295,651             -      295,651              -     295,651
   Due to trust account                                            1,635,468     3,057,218   (1,421,749)     2,282,224    (646,756)
   Other liabilities                                               3,327,976     7,229,494   (3,901,518)     7,241,446  (3,913,469)
   Reserve for employees' bonuses                                     16,888        16,002          885         14,304       2,584
   Reserve for employees' retirement benefits                         40,996        24,842       16,153         27,023      13,973
   Reserve for losses on real estate-collateralized loans sold         2,039        30,229      (28,190)         7,575      (5,536)
   Reserves under special laws                                           540           379          161            436         104
   Deferred tax liabilities                                           54,190        40,246       13,944         47,055       7,134
   Deferred tax liabilities on land revaluation excess               126,561       129,473       (2,911)       128,439      (1,878)
   Acceptances and guarantees                                      5,383,121     5,782,347     (399,225)     5,873,954    (490,833)
------------------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                            93,854,844    94,341,289     (486,445)    95,974,260  (2,119,416)
------------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                    329,902       185,951      143,950        198,122     131,779
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Capital stock                                                   1,146,500     1,146,500            -      1,146,500           -
   Capital surplus                                                   835,048       834,644          403        834,644         403
   Retained earnings                                                 944,245     1,243,202     (298,956)     1,189,718    (245,472)
   Land revaluation excess                                           198,590       211,425      (12,835)       201,654      (3,064)
   Unrealized gains (losses) on securities available for sale         (9,521)      (24,179)      14,658         84,016     (93,538)
   Foreign currency translation adjustments                          (81,228)      (68,385)     (12,842)       (26,699)    (54,529)
   Less treasury stock                                               (98,724)     (123,812)      25,088       (105,389)      6,665
------------------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                    2,934,909     3,219,394     (284,485)     3,324,445    (389,536)
------------------------------------------------------------------------------------------------------------------------------------
     Total liabilities, minority interests and shareholders'
      equity                                                      97,119,655    97,746,635     (626,980)    99,496,829  (2,377,173)
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Operations
------------------------------------------------------------------------------------------------------------------------------------
                                                                         For the six months ended   Increase/  For the year ended
                                                                              September 30,        (Decrease)    March 31, 2002
   (in millions of yen)                                                   2002(A)       2001(B)     (A) - (B)
------------------------------------------------------------------------------------------------------------------------------------
Ordinary income:
   Interest income:
     Interest on loans and discounts                                      519,318       657,200       (137,882)      1,258,319
     Interest and dividends on securities                                 177,292       214,391        (37,099)        422,043
     Other interest income                                                186,518       292,412       (105,893)        544,617
   ---------------------------------------------------------------------------------------------------------------------------------
   Total interest income                                                  883,129     1,164,004       (280,874)      2,224,981
   Trust fees                                                              47,957        56,438         (8,481)        122,779
   Fees and commissions                                                   201,837       195,194          6,643         401,483
   Trading profits                                                         54,283        35,667         18,615          58,402
   Other business income                                                  133,006       120,145         12,860         206,315
   Other ordinary income                                                  105,197       117,588        (12,391)        248,384
------------------------------------------------------------------------------------------------------------------------------------
Total ordinary income                                                   1,425,412     1,689,040       (263,627)      3,262,347
------------------------------------------------------------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:
     Interest on deposits                                                 119,535       275,529       (155,994)        471,203
     Interest on debentures and amortization of debenture discounts         5,654        11,868         (6,213)         20,573
     Other interest expense                                               236,621       332,344        (95,723)        628,073
   ---------------------------------------------------------------------------------------------------------------------------------
   Total interest expense                                                 361,811       619,741       (257,930)      1,119,850
   Fees and commissions                                                    33,621        29,783          3,838          63,085
   Trading losses                                                          10,549        13,164         (2,614)          3,813
   Other business expenses                                                 69,084        53,750         15,333         118,470
   General and administrative expenses                                    511,825       500,553         11,271       1,009,848
   Other ordinary expenses                                                631,820       762,115       (130,295)      1,236,624
------------------------------------------------------------------------------------------------------------------------------------
Total ordinary expenses                                                 1,618,712     1,979,110       (360,397)      3,551,693
------------------------------------------------------------------------------------------------------------------------------------
Ordinary loss                                                            (193,300)     (290,070)        96,769        (289,345)
------------------------------------------------------------------------------------------------------------------------------------
Special gains                                                              27,271        26,222          1,048          67,300
Special losses                                                             14,405        12,089          2,316          75,039
------------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes and others                                      (180,434)     (275,936)        95,501        (297,084)
------------------------------------------------------------------------------------------------------------------------------------
Income taxes-current                                                       31,920        51,562        (19,642)         34,818
Income taxes-deferred                                                     (27,033)     (239,423)       212,390        (198,311)
Minority interest                                                           2,777         8,759         (5,981)         18,725
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                 (188,098)      (96,834)       (91,264)       (152,316)
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statement of Capital Surplus and Retained Earnings
---------------------------------------------------------------------------------------------------------
                                                                             For the six months ended
(in millions of yen)                                                             September 30, 2002
---------------------------------------------------------------------------------------------------------
Balance of capital surplus at beginning of period                                              834,644

Increase:                                                                                          403
   Gains on sales of treasury stock, net of taxes                                                  403
---------------------------------------------------------------------------------------------------------
Balance of capital surplus at end of period                                                    835,048
---------------------------------------------------------------------------------------------------------

Balance of retained earnings at beginning of period                                          1,189,718

Increase:                                                                                        6,141
   Reduction in land revaluation excess                                                          3,064
   Change in ownership percentage to a consolidated subsidiary                                   2,738
     due to stock repurchase by the subsidiary
   Decrease in companies accounted for by the equity method                                        338

Decrease:                                                                                     (251,614)
   Net loss                                                                                   (188,098)
   Cash dividends                                                                              (41,776)
   Bonuses to directors of consolidated subsidiaries                                                (3)
   Change in ownership percentage to consolidated subsidiaries and                             (17,725)
        a company accounted for by the equity method due to their merger
   Increase in consolidated subsidiaries and companies accounted for                            (4,011)
        by the equity method
---------------------------------------------------------------------------------------------------------
Balance of retained earnings at end of period                                                  944,245
---------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Statements of Retained Earnings
------------------------------------------------------------------------------------------------------------------------------------
                                                                              For the six months ended       For the year ended
(in millions of yen)                                                              September 30, 2001            March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
Balance of retained earnings at beginning of period                                          1,367,927                 1,367,927

Increase:                                                                                        1,521                     3,520
   Reduction in land revaluation excess                                                          1,135                     3,134
   Increase in companies accounted for by the equity method                                        385                       385

Decrease:                                                                                      (29,412)                  (29,412)
   Cash dividends                                                                              (28,268)                  (28,268)
   Bonuses to directors of consolidated subsidiaries                                               (12)                      (12)
   Change in ownership percentage to consolidated subsidiaries and                              (1,131)                   (1,131)
   companies
          accounted for by the equity method due to business combination

Net loss                                                                                       (96,834)                 (152,316)
------------------------------------------------------------------------------------------------------------------------------------
Balance of retained earnings at end of period                                                1,243,202                 1,189,718
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

   (Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------
                                                                             For the six months ended  Increase/  For the year ended
                                                                                  September 30,        (Decrease)   March 31, 2002
     (in millions of yen)                                                     2002(A)      2001(B)     (A) - (B)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Loss before income taxes and others                                       (180,434)    (275,936)     95,501       (297,084)
     Depreciation                                                                39,596       29,303      10,292         60,633
     Goodwill amortization                                                         (693)      27,569     (28,262)        29,297
     Equity in loss (earnings) of affiliated companies                            6,340        3,167       3,172         10,612
     Increase (decrease) in allowance for loan losses                          (153,931)      71,395    (225,326)        68,758
     Increase (decrease) in allowance for losses on investment securities         2,625          (11)      2,637          1,427
     Increase (decrease) in reserve for losses on real                           (5,536)      (6,826)      1,290        (29,480)
       estate-collateralized loans sold
     Increase (decrease) in reserve for employees' bonuses                          566       15,915     (15,349)        14,262
     Increase (decrease) in reserve for employees' retirement benefits            4,280     (116,291)    120,571       (114,449)
     Interest income recognized on statement of operations                     (883,129)  (1,164,004)    280,874     (2,224,981)
     Interest expenses recognized on statement of operations                    361,811      619,741    (257,930)     1,119,850
     Investment securities losses (gains)                                       210,579      280,731     (70,151)       202,823
     Losses (gains) on money held in trust                                        8,552        3,447       5,105          4,823
     Foreign exchange losses (gains)                                            148,678       18,963     129,715       (309,805)
     Losses (gains) on sales of premises and equipment                           11,507        3,263       8,243         12,339
     Net decrease (increase) in trading assets                                  200,750     (916,553)  1,117,303        792,187
     Net increase (decrease ) in trading liabilities                          1,265,030      912,314     352,716     (2,581,880)
     Adjustment of unsettled trading accounts                                  (610,143)    (359,929)   (250,213)      (291,024)
     Net decrease (increase) in loans and bills discounted                    1,639,205    1,379,613     259,592       (491,866)
     Net increase (decrease) in deposits                                        592,884     (517,496)  1,110,381      3,476,921
     Net increase (decrease) in negotiable certificates of deposit             (119,345)    (896,042)    776,696       (617,471)
     Net increase (decrease) in debentures                                   (1,077,545)    (411,550)   (665,995)    (1,136,679)
     Net increase (decrease) in borrowed money (excluding subordinated         (208,726)     161,564    (370,290)       357,121
       borrowings)
     Net decrease (increase) in due from banks (excluding cash equivalents)     491,185      434,557      56,628      1,621,264
     Net decrease (increase) in call loans and bills bought and others          623,072    1,246,550    (623,478)     2,342,085
     Net decrease (increase) in receivables under securities borrowing         (736,788)      48,873    (785,662)       425,635
       transactions
     Net increase (decrease) in call money and bills sold and others         (1,112,719)  (4,039,753)  2,927,033     (2,636,899)
     Net increase (decrease) in commercial paper                                 69,688      161,730     (92,041)       310,281
     Net increase (decrease) in payables under securities lending               377,634     (870,619)  1,248,254     (1,411,961)
       transactions
     Net decrease (increase) in foreign exchanges (assets)                      (54,999)      61,986    (116,985)       252,186
     Net increase (decrease) in foreign exchanges (liabilities)                 134,471      157,668     (23,197)        80,976
     Net increase (decrease) in issuance and redemption of unsubordinated       229,423      105,398     124,025        263,009
       bonds and notes
     Net increase (decrease) in due to trust account                           (646,756)    (589,632)    (57,123)    (1,364,626)
     Interest income (cash basis)                                               958,652    1,301,726    (343,073)     2,369,236
     Interest expenses (cash basis)                                            (413,633)    (775,386)    361,753     (1,323,986)
     Other                                                                      104,074      823,727    (719,652)     1,068,957
                                                                           ---------------------------------------------------------
     Sub-total                                                                1,276,230   (3,070,824)  4,347,054         52,494
     Income taxes                                                               (30,332)     (42,971)     12,639        (88,644)
                                                                           ---------------------------------------------------------
     Net cash provided by (used in) operating activities                      1,245,897   (3,113,796)  4,359,694        (36,150)

Cash flows from investing activities:
     Purchases of investment securities                                     (22,905,355) (17,740,789) (5,164,566)   (36,929,340)
     Proceeds from sales of investment securities                            12,765,484   18,154,706  (5,389,222)    28,556,435
     Proceeds from maturities of investment securities                        9,460,086    2,520,164   6,939,922      8,448,217
     Increase in money held in trust                                            (64,333)    (197,297)    132,964       (289,742)
     Decrease in money held in trust                                             48,921      268,159    (219,237)       380,991
     Purchases of premises and equipment                                        (29,424)     (36,537)      7,113        (62,489)
     Proceeds from sales of premises and equipment                               15,107        8,436       6,671         21,219
                                                                           ---------------------------------------------------------
     Net cash provided by (used in) investing activities                       (709,513)   2,976,841  (3,686,355)       125,290

Cash flows from financing activities:
     Increase in subordinated borrowings                                        115,500       34,000      81,500         91,062
     Decrease in subordinated borrowings                                        (70,599)     (75,000)      4,400       (182,562)
     Increase in subordinated bonds and notes and convertible bonds                   -      140,996    (140,996)       176,800
     Increase in subordinated bonds and notes and bonds with warrants           161,432            -     161,432              -
     Decrease in subordinated bonds and notes and convertible bonds                   -      (89,979)     89,979       (243,649)
     Decrease in subordinated bonds and notes and bonds with warrants          (279,339)           -    (279,339)             -
     Proceeds from issuance of common stock to minority shareholders             11,189        8,233       2,956         12,218
     Dividend paid by the parent                                                (41,724)     (28,253)    (13,471)       (28,272)
     Dividend paid by subsidiaries to minority shareholders                      (3,045)      (5,226)      2,181         (5,071)
     Purchases of treasury stock                                                   (380)      (7,105)      6,724         (7,393)
     Proceeds from sales of treasury stock                                       11,820       10,414       1,406         32,593
                                                                           ---------------------------------------------------------
     Net cash provided by (used in) financing activities                        (95,146)     (11,920)    (83,226)      (154,273)

                                                                           ---------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                    (72,492)      41,314    (113,806)        69,919
                                                                           ---------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                            368,744     (107,561)    476,305          4,785
Cash and cash equivalents at beginning of period                              1,741,798    1,734,069       7,729      1,734,069
Increase in cash and cash equivalents due to consolidation of new
  subsidiaries                                                                   34,811        2,943      31,867          2,943
                                                                           ---------------------------------------------------------
Cash and cash equivalents at end of period                                    2,145,354    1,629,451     515,902      1,741,798
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

   Notes to Consolidated Financial Statements

   Notes related to the Consolidated Balance Sheet as of September 30, 2002 are as follows:

   1. Basis of Presentation

        The accompanying Consolidated Balance Sheet of Mitsubishi Tokyo Financial Group, Inc. ("MTFG") and its subsidiaries is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. The Consolidated Balance Sheet is not intended to present the financial position in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

   2. Trading Assets and Liabilities

        Transactions for trading purposes (for purposes of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in Trading assets and Trading liabilities on a trade date basis.

        Trading securities and monetary claims purchased for trading purposes are stated at market value at the interim fiscal year end. Trading-related financial derivatives such as swaps, futures or options are stated at the estimated amounts that would be received or paid for settlement if such transactions were terminated at the interim fiscal year end.

   3. Investment Securities

        Debt securities being held to maturity are stated at amortized cost computed by the moving-average method (straight-line amortization). Other securities (securities available for sale) whose current value can be estimated are stated at market value at the interim fiscal year end (sale cost is calculated by the moving-average method) and other non-marketable securities are stated at cost or amortized cost computed by the moving-average method. Unrealized gains and losses on securities available for sale are included in shareholders' equity, net of income taxes.

   4. Securities in Money Held in Trust

        Securities included in Money held in trust are stated at the same method as described in notes 2. and 3.

   5. Derivatives

        Derivatives for purposes other than trading are stated at market value.

   6. Premises and Equipment

        Depreciation for buildings and equipment of MTFG and its domestic banking subsidiary and trust banking subsidiary is computed using the declining-balance method.

        Principal estimated useful lives are as follows:

             Buildings                       15 years to 50 years
             Equipment and Furniture          5 years to 20 years

        Depreciation for buildings and equipment of other consolidated subsidiaries is computed principally using the straight-line method based on the estimated useful lives.

   7. Software

        Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 5 years.

   8. Discounts and Issuance Costs of Debentures and Bonds

        Debenture and bond discounts are deferred and amortized using the straight-line method over the lives of the debentures and bonds. Bond issuance costs are charged to expenses as they are incurred.

   9. Translation of Foreign Currency Items

        Foreign currency assets and liabilities and overseas branches' accounts of MTFG's domestic banking subsidiary and trust banking subsidiary are principally translated into yen equivalents at the exchange rates prevailing at the interim fiscal year end, except equity securities of affiliated companies which are translated into yen equivalents at the exchange rates prevailing at the acquisition date for those securities.

        In the previous fiscal year, MTFG's domestic consolidated subsidiaries had adopted the Industry Audit Committee Report No.20, "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry", issued by the Japanese Institute of Certified Public Accountants (the "JICPA") on November 14, 2000. Since the current interim fiscal year, however, MTFG's domestic consolidated subsidiaries have adopted the Industry Audit Committee Report No.25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry", issued by the JICPA on July 29, 2002.

        In the current interim fiscal year, as MTFG's domestic consolidated subsidiaries have adopted the transitional applications described in the Industry Audit Committee Report No.25, "fund swap transactions", "currency swap transactions" and "treatment of internal contract method and intercompany transactions" are accounted for in the same method as before. The translation difference of forward exchange transactions and other relevant transactions are presented with the net balance of the related asset or liability.

        For fund swap transactions of MTFG's domestic consolidated subsidiaries, the amounts on the balance sheet are net yen-conversions of the principal equivalents of assets and liabilities using the interim-fiscal-year-end exchange rate. Differences between spot and forward rates in fund swap transactions are recorded in interest income or expense on an accrual basis for the period from the settlement date of spot foreign exchange to the settlement date of forward foreign exchange. Therefore, accrued interest income or expenses are recognized at the interim fiscal year end.

        Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange either bought or sold and forward foreign exchange either sold or bought. Such transactions are contracted for the purpose of funds lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding funds borrowing or lending. Also, such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange either bought or sold.

        For currency swap transactions which are for the purpose of funds borrowing/lending in different currencies and for which spot/forward are flat type, which means that paying or receiving amounts at the time of the currency swap contract are equal to receiving or paying amounts at the currency swap maturity dates and the swap rate applied to principal and interest is the current market rate (including the currency swap transactions which are that the principal amount of one counterparty is revised in order to reflect each exchange rate at the interest payment dates and are judged as spot/forward flat type for each interest payment date), the amounts on the balance sheet are net positions of financial asset and liability equivalents translated by using the interim-fiscal-year-end exchange rate. The equivalent amounts of interest to exchange are recorded in interest income or expense on an accrual basis for the corresponding contract period. Therefore, accrued interest income or expenses are recognized at interim fiscal year end.

        Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at the interim fiscal year end of each company.

   10. Allowance for Loan Losses

        An allowance for loan losses of MTFG's primary domestic consolidated subsidiaries is provided as detailed below, pursuant to the internal rules for self-assessment of asset quality and the internal rules for providing allowances for credit losses:

        For claims to debtors who are legally bankrupt (due to bankruptcy, special liquidation, suspension of transactions with banks by the rules of clearing houses, etc.) or virtually bankrupt, an allowance is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

        For claims to debtors who are likely to become bankrupt for which future cash flows could not be reasonably estimated, an allowance is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

        For claims to debtors who are likely to become bankrupt and to be closely watched for which future cash flows could be reasonably estimated, an allowance is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

        For other claims, an allowance is provided based on historical loan loss experience.

        The allowance for loans to specific foreign borrowers is provided based on the amount of expected losses due to the political and economic situation of their respective countries.

        All claims are assessed by the branches and credit supervision divisions based on the internal rules for self-assessment of asset quality. The credit examination divisions, which are independent from branches and credit supervision divisions, subsequently conduct audits of their assessments, and an allowance is provided based on audit results.

        For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totals (Yen)966,321 million.

        An allowance for loan losses of other consolidated subsidiaries is provided based on historical loan losses experience or estimated collectibility of specific claims.

   11. Allowance for Losses on Investment Securities

        An allowance for losses on investment securities is provided based on the estimated losses on non-marketable debt securities.

   12. Reserve for Employees' Bonuses

        A reserve for employees' bonuses is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current interim fiscal year.

   13. Reserve for Employees' Retirement Benefits

        A reserve for employees' retirement benefits is provided for the payment of employees' retirement benefits based on estimated amounts of the actuarial retirement benefit obligation and the related pension assets. Prior service cost is amortized using the straight-line method over 10 years. Net actuarial gain (loss) is amortized using the straight-line method over 10 years commencing from the next fiscal year of incurrence. The unrecognized net retirement benefit obligation at the adoption of new accounting standard is being amortized using the straight-line method over 5 years.

14. Reserve for Losses on Real Estate-Collateralized Loans Sold

     A reserve for losses on real estate-collateralized loans sold is provided based on the estimated losses with respect to real estate-collateralized loans sold to the Cooperative Credit Purchasing Company, Limited, considering the fair value of the collateral of such loans. The reserve is provided pursuant to
Article 287-2 of the Commercial Code.

15. Equipment Used under Finance Lease Agreements

     Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.

16. Method of Hedge Accounting

     The method of hedge accounting is a "Macro Hedge" in which MTFG's domestic banking subsidiary and trust banking subsidiary manage interest rate risks as a whole arising from various financial assets and liabilities with derivatives transactions in conformity with the transitional applications described in the Industry Audit Committee Report No.24, "Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry", issued by the JICPA on February 13, 2002. They apply risk adjustment approaches based on the Industry Audit Committee Report No.15, "Temporary Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry", issued by the JICPA on February 15, 2000. The effectiveness of the macro hedge is reviewed for a reduction in interest rate risk exposure and for the actual risk amount of derivatives within the permitted risk amount under their risk control policies.

     They also apply deferral hedge accounting to the exchange risk of equity securities of affiliated companies in foreign currency and fair value hedge accounting to the exchange risk of securities available for sale in foreign currency (other than bonds) as "portfolio hedges" defined under "Accounting Standard for Financial Instruments" when the hedged foreign currency securities are specified prior to the inception of the transaction and spot and forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

     Other consolidated subsidiaries apply deferral hedge accounting, fair value hedge accounting or exceptional treatments permitted for interest rate swaps for certain assets and liabilities.

17. Consumption Taxes

     The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts. The portion of the National Consumption Tax and the Local Consumption Tax, which were paid on the purchase of premises and equipment and which are not deductible as a tax credit, are accounted for as expenses when incurred.

18. Reserve under Special Laws

     Pursuant to Article 82 of the Financial Futures Transactions Law, a reserve for contingent liabilities from brokering of financial futures transactions of
(Yen)58 million is provided.

     Pursuant to Article 51 of the Securities and Exchange Law, a reserve for contingent liabilities from brokering of securities transactions of (Yen)482 million is provided.

19. Due from Directors of MTFG

     Due from directors of MTFG totals (Yen)87 million.

20. Accumulated Depreciation

     Accumulated depreciation on premises and equipment totals (Yen)639,714 million.

21. Accumulated Deferred Gains on Sales of Real Estate

     Accumulated deferred gains of (Yen)59,859 million on sales of real estate are deducted from the acquisition cost of newly acquired premises and equipment.

22. Nonaccrual Loans

     Loans to customers in bankruptcy and past due loans are included in Loans and bills discounted, and total (Yen)110,961 million and (Yen)1,549,602 million, respectively. However, the amount of past due loans includes loans of (Yen)791 million entrusted through the managed trust method to the Resolution and Collection Corporation, which facilitates the final disposal of bad loans.

     Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons. Loans to customers in bankruptcy represent nonaccrual loans, after the partial charge-off of claims deemed uncollectible, to debtors who are legally bankrupt, which are defined in
Article 96, Paragraph 1, Subparagraph 3 and 4 of Enforcement Ordinance for the Corporation Tax Law. Past due loans are nonaccrual loans other than loans to customers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

23. Accruing Loans Contractually Past Due 3 Months or More

     Accruing loans contractually past due 3 months or more are included in Loans and bills discounted, and total (Yen)13,970 million. Loans classified as loans to customers in bankruptcy or past due loans are excluded.

24. Restructured Loans

     Restructured loans are included in Loans and bills discounted, and total
(Yen)1,800,590 million. Such restructured loans are loans on which concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and eventually to be able to repay to creditors. Loans classified as loans to customers in bankruptcy, past due loans or accruing loans contractually past due 3 months or more are excluded.

25. Non-accrual Loans, Accruing Loans Contractually Past Due 3 Months or More and Restructured Loans

     Nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans total (Yen)3,475,124 million. However, the amount of past due loans includes loans totaling (Yen)791 million entrusted through the managed trust method to the Resolution and Collection Corporation, which facilitates the final disposal of bad loans.

     The amounts reflected in notes 22. to 25. represent the gross receivable amounts prior to reduction for the allowance for loan losses.

26. Bills Discounted

     Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bills accepted by other banks, commercial bills, bills of exchange, and foreign bills bought discounted by MTFG's domestic banking subsidiary and trust banking subsidiary are permitted to be sold or pledged and have a total face value of (Yen)844,191 million.

27. Assets Pledged

        Assets pledged as collateral are as follows:

          Cash and due from banks                   (Yen)3,358 million
          Trading assets                          (Yen)109,829 million
          Investment securities                 (Yen)1,498,012 million
          Loans and bills discounted            (Yen)1,411,937 million
          Other assets                              (Yen)8,609 million
          Premises and equipment                    (Yen)5,285 million

        Liabilities related to the above pledged assets are as follows:

          Deposits                                (Yen)191,802 million
          Call money and bills sold             (Yen)1,495,300 million
          Borrowed money                          (Yen)193,435 million
          Other liabilities                         (Yen)8,720 million
          Acceptances and guarantees                (Yen)3,358 million

     In addition, Cash and due from banks of (Yen)294,316 million, Commercial paper and other debt purchased of (Yen)13,608 million, Trading assets of
(Yen)410 million, Investment securities of (Yen)3,111,196 million, Loans and bills discounted of (Yen)63,948 million and Other assets of (Yen)9,867 million are pledged as collateral for settlement of exchange or derivatives transactions or as valuation margin.

     Trading assets of (Yen)1,311,977 million, Investment securities of
(Yen)3,726,482 million and Loans and bills discounted of (Yen)16,669 million are sold under repurchase agreements or lent under secured lending transactions, and Payables under repurchase agreements of (Yen)1,887,905 million and Payables under securities lending transactions of (Yen)2,684,312 million are corresponding. Bills rediscounted are accounted for secured borrowing transactions in conformity with the Industry Audit Committee Report No.24. The total face value of bills accepted by other banks, commercial bills, and bills of exchange rediscounted by MTFG's domestic banking subsidiary and trust banking subsidiary is (Yen)19,119 million.

28. Land Revaluation Excess

     Pursuant to the Law concerning Revaluation of Land, promulgated on March 31,1998 and revised on March 31,2001, land used for business operations of domestic subsidiaries has been revalued as of the following dates. Land revaluation excess is included in Shareholders' equity, net of income taxes. The land revaluation excess includes MTFG's ownership percentage of affiliated companies' land revaluation excess.

        Date of the revaluation
           Domestic banking subsidiary            March 31, 1998
           Domestic trust banking subsidiary      March 31, 2002
           Other domestic subsidiaries            December 31, 2001

        The method of the revaluation is set forth in Article 3, Paragraph 3 of the law.

           Pursuant to Article 2, Subparagraph 4 of the Enforcement Ordinance for the Law concerning Revaluation of Land, the land price for the revaluation is determined based on the method established and published by the Director General of National Tax Agency in order to calculate the land value for a basis of determining the taxable amount subject to land value tax prescribed by Article 16 of the Land Value Tax Law, reflecting appropriate adjustments for land shape and timing of the assessment and based on real estate appraisal information defined by Article 5 of the Law.

        Land used for business operations of a certain affiliated company has been revalued as of March 31, 2002.

29. Subordinated Borrowings

     Subordinated borrowings of (Yen)837,652 million are included in Borrowed money.

30. Subordinated Bonds

     Subordinated bonds of (Yen)1,626,425 million are included in Bonds and notes.

31. Guaranteed Trusts

     Principal amounts of Jointly operated designated money trusts and Loan trusts of MTFG's trust banking subsidiary, for which repayment of the principal to the customers is guaranteed, are (Yen)905,619 million and (Yen)1,866,390 million, respectively.

32. Net Assets per Common Share

     Net assets per common share are (Yen)445,269.62.

     Since the current interim fiscal year, MTFG has adopted Financial Accounting Standard No.2 "Accounting Standard for Earning per Share" issued by the Accounting Standards Board of Japan (the "ASBJ") on September 25, 2002 and Financial Accounting Standards Implementation Guidance No.4 "Accounting Standard for Earning per Share" issued by the ASBJ on September 25, 2002.

33. Write Down of Investment Securities

     Marketable securities other than trading securities are written down when a decline in the market value below the cost of the securities is substantial and the valuation differences are recognized as losses, based upon the judgment that the decline in market value is other than temporary at the interim fiscal year end. A "substantial decline in the market value" is recognized based on the classification of issuers as follows, pursuant to the internal rules for self-assessment of asset quality:

        Issuers who are legally bankrupt, virtually bankrupt or likely to become bankrupt: Market value is lower than cost

        Issuers who are to be closely watched: Market value is 30% or more lower than cost

        Other issuers: Market value is 50% or more lower than cost

34. Market Value of Securities

     Market value and valuation differences of securities are as follows. Securities below include trading securities and trading commercial paper classified as Trading assets, negotiable certificates of deposits classified as Cash and due from banks and investments in commodity investment trusts classified as Commercial paper and other debt purchased. The same definition is applied in notes 35. to 37.

     Trading securities
        Balance sheet amount                             (Yen)4,505,118 million
        Valuation gains included in Loss before
        income taxes and others                                (Yen)736 million

Marketable debt securities being held to maturity

                                                                                       (in millions of yen)
                              Balance sheet amount  Market value     Differences        Gains       Losses
   Domestic bonds                   205,147           215,660          10,513          10,513            -
      Municipal bonds               126,963           133,319           6,356           6,356            -
      Corporate bonds                78,183            82,341           4,157           4,157            -
   Other securities                 424,580           429,183           4,603           4,683           79
      Foreign bonds                 125,389           129,993           4,603           4,683           79
      Other                         299,190           299,190               -               -            -
 -----------------------------------------------------------------------------------------------------------
 Total                              629,727           644,844           15,117         15,196           79

 Marketable securities available for sale

                                                                                       (in millions of yen)
                                                  Balance sheet       Valuation
                                   Cost              amount          differences        Gains       Losses
   Domestic equity securities     4,191,596         3,969,653        (221,942)        343,679      565,621
   Domestic bonds                11,236,769        11,332,928          96,159          97,420        1,261
      Government bonds            9,449,564         9,522,776          73,212          73,609          397
      Municipal bonds               407,339           417,153           9,813           9,838           25
      Corporate bonds             1,379,865         1,392,998          13,133          13,972          839
   Other securities               7,181,650         7,290,027         108,376         211,840      103,463
      Foreign equity securities      20,828            40,350          19,521          19,969          448
      Foreign bonds               5,764,290         5,936,289         171,998         179,627        7,628
      Other                       1,396,530         1,313,387         (83,143)         12,243       95,386
 -----------------------------------------------------------------------------------------------------------
 Total                           22,610,015        22,592,608         (17,406)        652,940      670,347

     Valuation differences, net of (Yen)7,688 million of related deferred tax assets, are (Yen)(9,718) million. Net valuation differences, excluding minority interest of (Yen)411 million and adding MTFG's ownership percentage of affiliates' unrealized gains on securities available for sale of (Yen)608 million, are (Yen)(9,521) million which is included in Unrealized gains on securities available for sale.

35. Securities Available for Sale Sold

     Securities available for sale sold during the interim fiscal year are as follows:

                                                    (in millions)
         Proceeds from sales             Gains              Losses
         (Yen)12,490,907          (Yen)133,811        (Yen)126,510

36. Securities not stated at Market Value

     The balance sheet amount of principal securities not stated at market value is as follows:

                                                          Balance sheet amount
        Debt Securities being held to maturity
           Foreign bonds                                   (Yen)26,402 million
        Securities available for sale
           Domestic equity securities                     (Yen)103,204 million
           Domestic municipal bonds                        (Yen)52,549 million
           Domestic corporate bonds                       (Yen)274,322 million
           Foreign equity securities                        (Yen)6,914 million
           Foreign bonds                                   (Yen)48,676 million

37. Redemption Schedule of Bonds

     Redemption schedule of bonds classified as securities available for sale and being held to maturity is as follows:

                                                                               (in millions of yen)
                            Due within     Due after 1 year      Due after 5 years     Due after
                              1 year        through 5 years        through 10 years     10 years
    Domestic bonds              3,309,130         6,596,626         1,949,477              9,698
       Government bonds         2,884,393         4,963,024         1,675,358                  -
       Municipal bonds             15,258           419,047           157,321              5,038
       Corporate bonds            409,477         1,214,554           116,798              4,660
    Other bonds                   955,205         4,553,604         1,295,105            585,884
       Foreign bonds              575,450         4,208,323         1,077,652            273,834
       Other                      379,754           345,280           217,453            312,049
 --------------------------------------------------------------------------------------------------
    Total                       4,264,335        11,150,231         3,244,583            595,582


38. Money Held in Trust

        Classification of Money held in trust is as follows:
        Money held in trust for trading purposes
           Balance sheet amount                           (Yen)243,155 million
           Valuation losses included in Loss before
            income taxes and others                       (Yen)(9,348) million
        Other Money held in trust

                                                                              (in millions)
              Cost         Balance sheet amount      Valuation differences   Gains    Losses
            (Yen)94,833        (Yen)94,833                    -                -        -


39. Unsecured Loaned Securities

     Unsecured loaned securities for which borrowers have rights of sale or pledge are included in Investment securities and total (Yen)138,489 million. Loaned securities for which borrowers have rights of pledge but no rights of sale are included in Investment securities and total (Yen)43 million.

     Borrowed securities and purchased securities under resale agreements that are permitted to be sold or pledged of (Yen) 3,652,304 million were pledged and
(Yen)2,407,903 million of such securities were held at hand.

40. Loan Commitments

     Contracts of overdraft facilities and loan commitment limits are contracts under which customers are lent to up to the prescribed limits in response to the customers' application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts totals (Yen)28,124,804 million.

     Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow MTFG and its consolidated subsidiaries to refuse the customers' application for a loan or decrease the contract limits with proper reasons (e.g., changes in financial situation, deterioration in customers' creditworthiness, etc.). At the inception of contracts, MTFG and its consolidated subsidiaries obtain real estate, securities, etc. as collateral if considered to be necessary. Subsequently, MTFG and its consolidated subsidiaries perform periodic reviews of the customers' business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

41. Adoption of Financial Accounting Standard No.1

     Since the current interim fiscal year, MTFG has adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" issued by the ASBJ on February 21, 2002.

42. Change of presentation

     With the revision of the form prescribed by Ministerial Ordinance of the Banking Law, the presentations are changed as follows.

  (1) Receivables under securities borrowing transactions, included in Other assets in the previous interim fiscal year, are reported separately in the current interim fiscal year. Payables under securities lending transactions, included in Other liabilities in the previous interim fiscal year, are reported separately in the current interim fiscal year.

  (2) Convertible bonds, reported separately in the previous interim fiscal year, are included in Bonds with warrants in the current interim fiscal year.

Notes related to the Consolidated Statement of Operations for the six months ended September 30, 2002 are as follows:

 1. Basis of Presentation

     The accompanying Consolidated Statement of Operations is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. The Consolidated Statement of Operations is not intended to present the results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

 2. Net Loss per Common Share

     Net loss per common share is (Yen)34,461.55.

     Since the current interim fiscal year, MTFG has adopted Financial Accounting Standard No.2 "Accounting Standard for Earning per Share" issued by the Accounting Standards Board of Japan (the "ASBJ") on September 25, 2002 and. Financial Accounting Standards Implementation Guidance No.4 "Accounting Standard for Earning per Share" issued by the ASBJ on September 25, 2002.

 3. Trading Profits and Losses

     Profits and losses on trading transactions are shown as Trading profits or Trading losses on a trade date basis.

     The amounts of the above profits and losses presented are the sum of (1) the difference between the valuation gains or losses at the beginning and end of the current interim fiscal year in the case of securities and monetary claims purchased, and the difference between the amount of unrealized gains or losses at the beginning and end of current interim fiscal year in the case of trading-related financial derivatives, and (2) interest received or paid in cash during the interim fiscal year.

 4. Other Ordinary Income

     Other ordinary income includes gains on sales of equity securities of
(Yen)56,922 million.

 5. Other Ordinary Expenses

     Other ordinary expenses includes losses on write down of equity securities of (Yen)201,719 million, losses on loan charge-offs of (Yen)98,758 million, losses on sales of equity securities of (Yen)98,153 million, and provision for allowance for loan losses of (Yen)60,939 million.

 6. Adoption of Financial Accounting Standard No.1

     Since the current interim fiscal year, MTFG has adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" issued by the Accounting Standards Board of Japan on February 21, 2002. The effect to profit or loss during the current interim fiscal year attributable to this change is immaterial.

     Note related to the Consolidated Statement of Capital Surplus and Retained Earnings for the six months ended September 30, 2002 is as follows:

 1. Basis of Presentation

     The accompanying Consolidated Statement of Capital Surplus and Retained Earnings is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. The Consolidated Statement of Capital Surplus and Retained Earnings is not intended to present the results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Notes related to the Consolidated Statement of Cash Flows for the six months ended September 30, 2002 are as follows:

 1. Basis of Presentation

     The accompanying Consolidated Statement of Cash Flows is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. The Consolidated Statement of Cash Flows is not intended to present the results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

 2. Definition of Cash and Cash Equivalents

     For the purpose of reporting cash flows, cash and cash equivalents are defined as those amounts included in Cash and due from banks excluding time deposits and negotiable certificates of deposits in other banks.

 3. Reconciliation to the Cash and Cash Equivalents

     The reconciliation of the Cash and due from banks in the Consolidated Balance Sheet to the Cash and cash equivalents at end of interim fiscal year is as follows:

                                                                                    (in millions)

      Cash and due from banks                                                      (Yen) 6,311,583
      Time deposits and negotiable certificates of deposit in other banks               (4,166,228)
                                                                                   ---------------
      Cash and cash equivalents at end of interim fiscal year                      (Yen) 2,145,354
                                                                                   ===============

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Segment Information

1.   Business segment information

(For the six months ended September 30, 2002)                                                                   (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                            Trust
                                               Banking     Banking    Securities    Other     Total     (Elimination)  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
  Ordinary income                             1,056,979     283,587       44,742     99,756  1,485,065        (59,653)    1,425,412
(1) Ordinary income from customers            1,043,048     275,380       40,588     66,394  1,425,412             --     1,425,412
(2) Internal ordinary income among segments      13,930       8,206        4,154     33,361     59,653        (59,653)           --
------------------------------------------------------------------------------------------------------------------------------------
  Ordinary expenses                           1,193,701     324,097       62,932     73,940  1,654,671        (35,958)    1,618,712
------------------------------------------------------------------------------------------------------------------------------------
  Ordinary profit (loss)                       (136,721)    (40,509)     (18,189)    25,815   (169,605)       (23,694)     (193,300)
------------------------------------------------------------------------------------------------------------------------------------

Notes:
    1. Amounts are rounded down to the nearest million yen.
    2. Other primarily includes credit card business.
    3. Segment of "Securities" is reported separately which had been included in "Other" segment in the previous interim fiscal year.

(For the six months ended September 30, 2001)                                                          (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                            Trust
                                               Banking     Banking       Other      Total     (Elimination)   Consolidated
---------------------------------------------------------------------------------------------------------------------------
  Ordinary income                             1,244,848     368,405      131,779   1,745,032        (55,992)     1,689,040
(1) Ordinary income from customers            1,224,089     351,554      113,396   1,689,040             --      1,689,040
(2) Internal ordinary income among segments      20,758      16,850       18,382      55,992        (55,992)            --
---------------------------------------------------------------------------------------------------------------------------
  Ordinary expenses                           1,456,156     409,851      168,502   2,034,511        (55,400)     1,979,110
---------------------------------------------------------------------------------------------------------------------------
  Ordinary profit (loss)                       (211,308)    (41,446)     (36,723)   (289,478)          (591)      (290,070)
---------------------------------------------------------------------------------------------------------------------------

Notes:
    1. Amounts are rounded down to the nearest million yen.
    2. Other primarily includes securities and credit card business.

(For the year ended March 31, 2002)                                                                    (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                            Trust
                                               Banking     Banking       Other      Total     (Elimination)   Consolidated
---------------------------------------------------------------------------------------------------------------------------
  Ordinary income                             2,448,700     674,172      305,250   3,428,122       (165,775)     3,262,347
(1) Ordinary income from customers            2,406,894     647,836      207,616   3,262,347             --      3,262,347
(2) Internal ordinary income among segments      41,805      26,335       97,633     165,775       (165,775)            --
---------------------------------------------------------------------------------------------------------------------------
  Ordinary expenses                           2,600,269     762,855      285,932   3,649,057        (97,364)     3,551,693
---------------------------------------------------------------------------------------------------------------------------
  Ordinary profit (loss)                       (151,569)    (88,683)      19,318    (220,934)       (68,410)      (289,345)
---------------------------------------------------------------------------------------------------------------------------

    Notes:
    1. Amounts are rounded down to the nearest million yen.
    2. Other primarily includes securities and credit card business.
    3. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, April 1, 2000) ("the metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on "gross business profit".
       On October 18, 2000 MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. MTFG's domestic banking subsidiary and trust banking subsidiary won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of (Yen)11,741 million and also awarded to MTFG's domestic banking subsidiary and trust banking subsidiary damages of (Yen)300 million. On March 29, 2002 the metropolitan government lodged an appeal with the Tokyo High Court against the decision.
       It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the metropolitan ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the courts and the matter is still in litigation. The fact that during this term MTFG's domestic banking subsidiary and trust banking subsidiary have applied the same treatment as in the previous term, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the metropolitan ordinance. With the implementation of the metropolitan ordinance, enterprise taxes relating to banks in Tokyo were recorded in ordinary expenses in the amounts of (Yen)18,637 million. As a result, there was an increase in ordinary loss by the same amount as compared with the previous standards under which enterprise taxes were levied on income, and its effect in the Banking segment and the Trust Banking segment was (Yen)14,642 million and (Yen)3,994 million, respectively.

With the implementation of the "Municipal ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.131, June 9, 2000) ("the municipal ordinance"), enterprise taxes which were hitherto levied on income are now levied on "gross business profit".

On April 4, 2002, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance.

It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the municipal ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the Osaka District Court and the matter is still in litigation. The fact that during this term MTFG's domestic banking subsidiary and trust banking subsidiary have applied the treatment accounting for enterprise taxes through external standards taxation on banks in Osaka in accordance with the municipal ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to apply the same accounting treatment to Osaka as to Tokyo. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the municipal ordinance. With the implementation of the municipal ordinance, enterprise taxes relating to banks in Osaka were recorded in ordinary expenses in the amounts of (Yen)3,087 million. As a result, there was a increase in ordinary loss by the same amount as compared with the previous standards under which enterprise taxes were levied on income, and its effect in the Banking segment and the Trust Banking segment was (Yen)2,438 million and
(Yen)649 million, respectively.

2. Geographic segment information

(For the six months ended September 30, 2002)                                                         (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                 North    Latin    Europe/   Asia/Oceania
                                        Japan   America  America  Mid. East  excl. Japan    Total    (Elimination) Consolidated
------------------------------------------------------------------------------------------------------------------------------------
 Ordinary income                        924,661  306,109   38,712   198,764    79,953    1,548,202    (122,789)    1,425,412
(1) Ordinary income from customers      881,958  290,324   19,688   168,366    65,073    1,425,412          --     1,425,412
(2) Internal ordinary income among
segments                                 42,702   15,784   19,024    30,397    14,880      122,789    (122,789)           --
------------------------------------------------------------------------------------------------------------------------------------
 Ordinary expenses                    1,141,668  320,635   41,469   183,929    44,879    1,732,582    (113,869)    1,618,712
------------------------------------------------------------------------------------------------------------------------------------
 Ordinary profit (loss)                (217,006) (14,526)  (2,756)   14,835    35,074     (184,380)     (8,919)     (193,300)
------------------------------------------------------------------------------------------------------------------------------------

Notes:
    1. Amounts are rounded down to the nearest million yen.
    2. North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.

(For the six months ended September 30, 2001)                                                         (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                 North    Latin    Europe/  Asia/Oceania
                                        Japan   America  America  Mid. East  excl. Japan    Total    (Elimination)  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
 Ordinary income                      1,066,284  411,360   58,681   215,811    134,169   1,886,307    (197,266)    1,689,040
(1) Ordinary income from customers    1,012,249  381,523   23,892   175,175     96,199   1,689,040          --     1,689,040
(2) Internal ordinary income among
segments                                 54,035   29,837   34,788    40,635     37,970     197,266    (197,266)           --
------------------------------------------------------------------------------------------------------------------------------------
 Ordinary expenses                    1,418,288  359,806   55,803   214,673    124,032   2,172,604    (193,494)    1,979,110
------------------------------------------------------------------------------------------------------------------------------------
 Ordinary profit (loss)                (352,003)  51,554    2,877     1,137     10,137    (286,297)     (3,772)     (290,070)
------------------------------------------------------------------------------------------------------------------------------------

Notes:
    1. Amounts are rounded down to the nearest million yen.
    2. North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.

(For the year ended March 31, 2002)                                                                   (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                   North      Latin     Europe/   Asia/Oceania
                                        Japan     America    America   Mid. East   excl. Japan    Total    (Elimination)Consolidated
------------------------------------------------------------------------------------------------------------------------------------
 Ordinary income                       2,012,226   816,347   112,344   439,060     246,285      3,626,265   (363,917)    3,262,347
(1) Ordinary income from customers     1,884,734   766,232    53,705   368,466     189,208      3,262,347         --     3,262,347
(2) Internal ordinary income among
segments                                 127,492    50,115    58,639    70,594      57,077        363,917   (363,917)           --
------------------------------------------------------------------------------------------------------------------------------------
 Ordinary expenses                     2,406,741   732,106    98,922   447,191     208,766      3,893,729   (342,036)    3,551,693
------------------------------------------------------------------------------------------------------------------------------------
 Ordinary profit (loss)                 (394,514)   84,240    13,421    (8,130)     37,519       (267,464)   (21,881)     (289,345)
------------------------------------------------------------------------------------------------------------------------------------

Notes:

  1. Amounts are rounded down to the nearest million yen.

  2. North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.

  3. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, April 1, 2000) ("the metropolitan ordinance"), enterprise taxes which were hitherto levied on income are now levied on "gross business profit".

     On October 18, 2000 MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. MTFG's domestic banking subsidiary and trust banking subsidiary won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in favor of MTFG's domestic banking subsidiary and trust banking subsidiary, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to MTFG's domestic banking subsidiary and trust banking subsidiary advance tax payments of (Yen)11,741 million and also awarded to MTFG's domestic banking subsidiary and trust banking subsidiary damages of (Yen)300 million. On March 29, 2002 the metropolitan government lodged an appeal with the Tokyo High Court against the decision.

     It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the metropolitan ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the courts and the matter is still in litigation. The fact that during this term MTFG's domestic banking subsidiary and trust banking subsidiary have applied the same treatment as in the previous term, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the metropolitan ordinance. With the implementation of the metropolitan ordinance, enterprise taxes relating to banks in Tokyo were recorded in ordinary expenses in the amounts of (Yen)18,637 million. As a result, there was an increase in ordinary loss in Japan by the same amount as compared with the previous standards under which enterprise taxes were levied on income. With the implementation of the "Municipal ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka" (Osaka Municipal Ordinance No.131, June 9,
     2000) ("the municipal ordinance"), enterprise taxes which were hitherto levied on income are now levied on "gross business profit".

     On April 4, 2002, MTFG's domestic banking subsidiary and trust banking subsidiary filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance. It is the opinion of MTFG's domestic banking subsidiary and trust banking subsidiary that the municipal ordinance is both unconstitutional and illegal. MTFG's domestic banking subsidiary and trust banking subsidiary have asserted this opinion in the Osaka District Court and the matter is still in litigation. The fact that during this term MTFG's domestic banking subsidiary and trust banking subsidiary have applied the treatment accounting for enterprise taxes through external standards taxation on banks in Osaka in accordance with the municipal ordinance, is because MTFG's domestic banking subsidiary and trust banking subsidiary have deemed it appropriate at this stage to apply the same accounting treatment to Osaka as to Tokyo. This accounting treatment does not constitute in any way an admission on the part of MTFG's domestic banking subsidiary and trust banking subsidiary either of the constitutionality or of the legality of the municipal ordinance. With the implementation of the municipal ordinance, enterprise taxes relating to banks in Osaka were recorded in ordinary expenses in the amounts of
     (Yen)3,087 million. As a result, there was a increase in ordinary loss in Japan by the same amount as compared with the previous standards under which enterprise taxes were levied on income.

3. Ordinary income from overseas operations

                                                                                                    (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                                                           Ordinary income from overseas
                                             Ordinary income from      Consolidated        operations as a percentage of
                                             overseas operations      ordinary income      consolidated ordinary income
---------------------------------------------------------------------------------------------------------------------------
         For the six months ended                                                                           %
           September 30, 2002                        543,453             1,425,412                     38.1
---------------------------------------------------------------------------------------------------------------------------

         For the six months ended                                                                           %
            September 30, 2001                       676,791             1,689,040                     40.1
---------------------------------------------------------------------------------------------------------------------------
            For the year ended                                                                              %
              March 31, 2002                       1,377,612             3,262,347                     42.2
---------------------------------------------------------------------------------------------------------------------------

Notes:
    1. Amounts are rounded down to the nearest million yen.
    2. Ordinary income from overseas operations consists of income from transactions of the overseas branches of MTFG's domestic banking subsidiary and trust banking subsidiary, and MTFG's overseas subsidiaries (excluding internal ordinary income among consolidated companies).

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Investment securities

  Following tables include:
     Investment securities
     Negotiable certificates of deposits in "Cash and due from banks" Beneficiary certificates of merchandise investment in "Commercial Paper and other debt purchased".

1. Marketable debt securities being held to maturity

                                                                         (in millions of yen)
   ------------------------------------------------------------------------------------------
                                              As of September 30, 2001
                          -------------------------------------------------------------------
                            Balance sheet    Market value   Differences
                                                                       ----------------------
                             amount                                       Gains       Losses
   ------------------------------------------------------------------------------------------
   Domestic bonds                222,611      233,156        10,544      10,591          46
     ----------------------------------------------------------------------------------------
     Government bonds                  0            0             0           0           -
     ----------------------------------------------------------------------------------------
     Municipal bonds             122,917      128,503         5,586       5,633          46
     ----------------------------------------------------------------------------------------
     Corporate bonds              99,693      104,652         4,958       4,958           -
   ------------------------------------------------------------------------------------------
   Foreign bonds                 130,799      136,330         5,530       5,614          84
   ------------------------------------------------------------------------------------------
   Other                         272,512      276,041         3,529       3,732         202
   ------------------------------------------------------------------------------------------
   Total                         625,924      645,528        19,604      19,938         333
   ------------------------------------------------------------------------------------------

2. Marketable securities available for sale

                                                                         (in millions of yen)
   ------------------------------------------------------------------------------------------
                                          As of September 30, 2001
                               --------------------------------------------------------------
                                    Cost    Balance sheet  Valuation differences
                                                                       ----------------------
                                              amount                      Gains     Losses
   ------------------------------------------------------------------------------------------
   Domestic equity securities    5,407,834     5,224,071     (183,762)   511,197    694,960
   ------------------------------------------------------------------------------------------
   Domestic bonds                8,739,888     8,820,949       81,060     82,879      1,819
        -------------------------------------------------------------------------------------
        Government bonds         7,117,428     7,166,321       48,893     50,244      1,351
        -------------------------------------------------------------------------------------
        Municipal bonds            417,427       429,624       12,197     12,240         43
        -------------------------------------------------------------------------------------
        Corporate bonds          1,205,032     1,225,003       19,970     20,394        424
   ------------------------------------------------------------------------------------------
   Foreign equity securities        28,669        45,496       16,826     18,632      1,806
   ------------------------------------------------------------------------------------------
   Foreign bonds                 4,166,411     4,279,840      113,428    122,297      8,869
   ------------------------------------------------------------------------------------------
   Other                           678,529       621,658      (56,871)     4,995     61,866
   ------------------------------------------------------------------------------------------
   Total                        19,021,334    18,992,015      (29,318)   740,003    769,321
   ------------------------------------------------------------------------------------------

3. Principal securities not stated at market value

                                                            (in millions of yen)
   -----------------------------------------------------------------------------
                                                  As of September 30, 2001
                                               ---------------------------------
                                                   Balance sheet amount
   -----------------------------------------------------------------------------
   Debt securities being held to maturity
     Foreign bonds                                         18,787
   -----------------------------------------------------------------------------
   Securities available for sale
     Domestic equity securities                           115,577
     Domestic municipal bonds                              44,610
     Domestic corporate bonds                             233,477
     Foreign equity securities                              7,460
     Foreign bonds                                         86,046
   -----------------------------------------------------------------------------

Money held in trust

   Money held in trust other than trading purpose and being held to maturity

                                             (in millions of yen)
   --------------------------------------------------------------
                   As of September 30, 2001
   --------------------------------------------------------------
   Cost      Balance sheet   Valuation differences
                                               ------------------
                amount                         Gains       Losses
   --------------------------------------------------------------
   50,626       50,632               6             6            -
   --------------------------------------------------------------

Unrealized gains on securities available for sale

   The classification of unrealized gains on securities available for sale on the consolidated balance sheet is as follows:

                                                                           (in millions of yen)
   --------------------------------------------------------------------------------------------
                                                                     As of September 30, 2001
   --------------------------------------------------------------------------------------------
   Valuation differences                                                               (29,312)
        ---------------------------------------------------------------------------------------
        Securities available for sale                                                  (29,318)
        ---------------------------------------------------------------------------------------
        Other money held in trust                                                            6
   --------------------------------------------------------------------------------------------
   Deferred tax assets                                                                   9,746
   --------------------------------------------------------------------------------------------
   Net valuation differences                                                           (19,566)
   --------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------
   Minority interest                                                                    (2,741)
   --------------------------------------------------------------------------------------------
   MTFG's ownership percentage of affiliates' unrealized gains on                       (1,872)
     securities available for sale
   --------------------------------------------------------------------------------------------
   Unrealized gains on securities available for sale                                   (24,179)
   --------------------------------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Investment securities

  Following tables include:
    Investment securities
    Trading securities and negotiable certificates of deposits in "Trading assets"
    Negotiable certificates of deposits in "Cash and due from banks" Securities and beneficiary certificates of merchandise investment in "Commercial Paper and other debt purchased".

1. Trading securities

                                    (in millions of yen)
   -----------------------------------------------------
                          As of March 31, 2002
   -----------------------------------------------------
   Balance sheet     Valuation losses recognized on
       amount            statement of operations
   -----------------------------------------------------
     5,092,795                                (456)
   -----------------------------------------------------

2. Marketable debt securities being held to maturity

                                                                               (in millions of yen)
   ------------------------------------------------------------------------------------------------
                                              As of March 31, 2002
                                -------------------------------------------------------------------
                                Balance sheet    Market value   Differences
                                                                             ----------------------
                                   amount                                       Gains      Losses
   ------------------------------------------------------------------------------------------------
   Domestic bonds                     216,074       224,947         8,872        8,956          83
       --------------------------------------------------------------------------------------------
       Government bonds                     0             0             0            0           -
       --------------------------------------------------------------------------------------------
       Municipal bonds                127,660       132,349         4,688        4,772          83
       --------------------------------------------------------------------------------------------
       Corporate bonds                 88,414        92,597         4,183        4,183           -
   ------------------------------------------------------------------------------------------------
   Foreign bonds                      142,140       146,795         4,655        4,843         188
   ------------------------------------------------------------------------------------------------
   Other                              254,746       254,746             -            -           -
   ------------------------------------------------------------------------------------------------
   Total                              612,962       626,489        13,527       13,799         271
   ------------------------------------------------------------------------------------------------

3. Marketable securities available for sale

                                                                               (in millions of yen)
   ------------------------------------------------------------------------------------------------
                                             As of March 31, 2002
                                -------------------------------------------------------------------
                                 Cost      Balance sheet    Valuation differences
                                                                             ----------------------
                                               amount                           Gains      Losses
   ------------------------------------------------------------------------------------------------
   Domestic equity securities       4,901,605     4,973,059        71,454      551,983      480,528
   ------------------------------------------------------------------------------------------------
   Domestic bonds                  11,071,960    11,151,663        79,702       83,691        3,989
       --------------------------------------------------------------------------------------------
       Government bonds             9,289,845     9,348,331        58,486       59,085          598
       --------------------------------------------------------------------------------------------
       Municipal bonds                444,440       454,724        10,284       10,426          142
       --------------------------------------------------------------------------------------------
       Corporate bonds              1,337,675     1,348,606        10,931       14,179        3,248
   ------------------------------------------------------------------------------------------------
   Foreign equity securities           28,559        54,553        25,994       26,725          731
   ------------------------------------------------------------------------------------------------
   Foreign bonds                    4,838,160     4,839,041           880       67,404       66,524
   ------------------------------------------------------------------------------------------------
   Other                            1,357,507     1,318,317       (39,189)      14,119       53,309
   ------------------------------------------------------------------------------------------------
   Total                           22,197,793    22,336,635       138,842      743,925      605,083
   ------------------------------------------------------------------------------------------------

4. Securities available for sold

                                 (in millions of yen)
   -------------------------------------------------
         For the year ended March 31, 2002
   -------------------------------------------------
    Proceeds           Gains            Losses
   from sales        on sales          on sales
   -------------------------------------------------
    28,137,984        255,369           300,345
   -------------------------------------------------

5. Principal securities not stated at market value

                                                            (in millions of yen)
   -----------------------------------------------------------------------------
                                                    As of March 31, 2002
                                          --------------------------------------
                                                    Balance sheet amount
   -----------------------------------------------------------------------------
   Debt securities being held to maturity
     Foreign bonds                                          11,392
   -----------------------------------------------------------------------------
   Securities available for sale
     Domestic equity securities                             96,621
     Domestic municipal bonds                               45,287
     Domestic corporate bonds                              253,946
     Foreign equity securities                              11,918
     Foreign bonds                                          25,984
   -----------------------------------------------------------------------------

6. Repayment schedules of securities

                                                                         (in millions of yen)
   ------------------------------------------------------------------------------------------
                                                 As of March 31, 2002
                               --------------------------------------------------------------
                               Due within    Due after 1 year   Due after 5 years   Due after
                                 1 year      through 5 years    through 10 years    10 years
   ------------------------------------------------------------------------------------------
   Domestic bonds               3,715,867       6,716,062          1,233,198           1,785
       --------------------------------------------------------------------------------------
       Government bonds         3,505,091       4,941,208            902,032               -
       --------------------------------------------------------------------------------------
       Municipal bonds             16,034         406,601            205,036               -
       --------------------------------------------------------------------------------------
       Corporate bonds            194,732       1,368,252            126,128           1,785
   ------------------------------------------------------------------------------------------
   Foreign bonds                  709,418       2,819,025          1,084,232         403,764
   ------------------------------------------------------------------------------------------
   Other                          338,836         530,919            226,268         376,938
   ------------------------------------------------------------------------------------------
   Total                        4,764,122      10,066,007          2,543,700         782,487
   ------------------------------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Money held in trust

1. Money held in trust for trading purpose

                                    (in millions of yen)
   -------------------------------------------------------
                      As of March 31, 2002
   -------------------------------------------------------
   Balance sheet        Valuation gains recognized on
       amount              statement of operations
   -------------------------------------------------------
       219,026                    3,338
   -------------------------------------------------------

2. Money held in trust other than trading purpose and being held to maturity

                                                            (in millions of yen)
   -----------------------------------------------------------------------------
                              As of March 31, 2002
   -----------------------------------------------------------------------------
        Cost     Balance sheet   Valuation differences
                                                   -----------------------------
                   amount                             Gains        Losses
   -----------------------------------------------------------------------------
       85,033       85,033               -              -            -
   -----------------------------------------------------------------------------

Unrealized gains on securities available for sale

   The classification of unrealized gains on securities available for sale on the consolidated balance sheet is as follows:


                                                            (in millions of yen)
   -----------------------------------------------------------------------------
                                                            As of March 31, 2002
   -----------------------------------------------------------------------------
   Valuation differences                                             138,842
      --------------------------------------------------------------------------
      Securities available for sale                                  138,842
   -----------------------------------------------------------------------------
   Deferred tax liabilities                                          (49,076)
   -----------------------------------------------------------------------------
   Net valuation differences                                          89,765
   -----------------------------------------------------------------------------
   Minority interest                                                  (4,145)
   -----------------------------------------------------------------------------
   MTFG's ownership percentage of affiliates' unrealized gains on
      securities available for sale                                   (1,603)
   -----------------------------------------------------------------------------
   Unrealized gains on securities available for sale                  84,016
   -----------------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount, market value and valuation gains (losses) on derivatives

a. Interest rate-related transactions


                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                         As of September 30, 2002
                          ------------------------------------------------------
                          Notional principal                        Valuation
                          or contract amount      Market value    gains (losses)
--------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------
   Futures                         8,307,705            (7,042)          (7,042)
   -----------------------------------------------------------------------------
   Options                         5,088,593             6,389            1,841
--------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------
   FRAs                              792,187              (501)            (501)
   -----------------------------------------------------------------------------
   Swaps                         215,265,731           118,394          118,394
   -----------------------------------------------------------------------------
   Others                         12,933,774             5,485            2,698
--------------------------------------------------------------------------------
Total                                                  122,725          115,390
--------------------------------------------------------------------------------

Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

b. Foreign exchange-related transactions

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                         As of September 30, 2002
                          ------------------------------------------------------
                          Notional principal                        Valuation
                                amount            Market value    gains (losses)
--------------------------------------------------------------------------------
Over-the-counter
--------------------------------------------------------------------------------
   Swaps                           8,784,272           (20,268)         (20,268)
--------------------------------------------------------------------------------
   Forward contracts                  81,824               152              152
--------------------------------------------------------------------------------
   Options                             1,353                 1                1
--------------------------------------------------------------------------------
Total                                                  (20,114)         (20,114)
--------------------------------------------------------------------------------

Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting and/or which are applicable to notes 2. are not included in the table above.

       2. Currency swaps which are accounted for on an accrual basis are not included in the table above.
          Notional principal amount, market value and valuation gains (losses) on currency swaps which are accounted for on an accrual basis are as follows:

                                                            (in millions of yen)
   -----------------------------------------------------------------------------
                                         As of September 30, 2002
                          ------------------------------------------------------
                          Notional principal
                                amount           Market value   Valuation losses
   -----------------------------------------------------------------------------
   Swaps                           6,223,453          (17,310)          (17,310)
   -----------------------------------------------------------------------------

          Other foreign exchange-related transactions such as forward exchange contracts and currency options, whose valuation gains (losses) have been recognized in the consolidated statement of operations, are not included in the table above.
          Notional principal or contract amounts of such foreign exchange-related transactions are as follows:

                                                            (in millions of yen)
               -----------------------------------------------------------------
                                                 As of September 30, 2002
                                          --------------------------------------
                                           Notional principal or contract amount
               -----------------------------------------------------------------
               Exchange-traded
               -----------------------------------------------------------------
                 Futures                                                  3,647
               -----------------------------------------------------------------
               Over-the-counter
               -----------------------------------------------------------------
                 Forward contracts                                   64,716,665
               -----------------------------------------------------------------
                 Options                                             10,530,635
               -----------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

c. Equity-related transactions

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                         As of September 30, 2002
--------------------------------------------------------------------------------
                            Notional principal
                            or contract amount    Market value   Valuation gains
--------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------
   Futures                         71,586              276            276
   -----------------------------------------------------------------------------
   Options                         46,672             (102)            73
--------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------
   Options                        167,058            2,718          2,787
   -----------------------------------------------------------------------------
   Swaps                           15,381              151            151
--------------------------------------------------------------------------------
Total                                                3,044          3,290
--------------------------------------------------------------------------------

Note: Valuation gains are recognized in the consolidated statement of operations.

d. Bond-related transactions

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                         As of September 30, 2002
--------------------------------------------------------------------------------
                            Notional principal                      Valuation
                            or contract amount    Market value    gains (losses)
--------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------
   Futures                       2,239,098              273              273
   -----------------------------------------------------------------------------
   Options                         320,023             (509)             (78)
--------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------
   Options                         724,700           (1,009)          (1,117)
--------------------------------------------------------------------------------
Total                                                (1,246)            (922)
--------------------------------------------------------------------------------

Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

e. Commodity-related transactions

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                         As of September 30, 2002
--------------------------------------------------------------------------------
                            Notional principal                      Valuation
                            or contract amount   Market value     gains (losses)
--------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------
   Futures                          4,104             211                 211
   -----------------------------------------------------------------------------
   Options                          1,294             (60)                (19)
--------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------
   Swaps                          275,753          (6,298)             (6,298)
   -----------------------------------------------------------------------------
   Options                         77,311           1,998                 853
--------------------------------------------------------------------------------
Total                                              (4,148)             (5,253)
--------------------------------------------------------------------------------

Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations.
       2. Commodities are primarily related to petroleum.

f. Credit derivatives

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                         As of September 30, 2002
--------------------------------------------------------------------------------
                            Notional principal                      Valuation
                            or contract amount    Market value    gains (losses)
--------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------
   Credit default options         998,695          48,917            48,917
   -----------------------------------------------------------------------------
   Others                          97,952         (17,164)          (17,164)
--------------------------------------------------------------------------------
Total                                              31,752            31,752
--------------------------------------------------------------------------------

Note: Valuation gains (losses) are recognized in the consolidated statement of operations.

g. Others

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                         As of September 30, 2002
--------------------------------------------------------------------------------
                            Notional principal
                            or contract amount   Market value  Valuation losses
--------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------
   Weather derivatives           393                  (24)          (8)
--------------------------------------------------------------------------------

Note: Valuation losses are recognized in the consolidated statement of operations.

 Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Derivatives qualified for hedge-accounting

                                                                                                                (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                         As of September 30, 2002
                                          ------------------------------------------------------------------------------------------
                                          Notional principal  Market value    Deferred gains    Deferred losses   Net gains (losses)
                                          or contract amount                       (A)               (B)               (A)-(B)
------------------------------------------------------------------------------------------------------------------------------------
Interest rate futures                               12,745.2           14.2            79.7               63.5               16.2
------------------------------------------------------------------------------------------------------------------------------------
Interest rate swaps                                 60,081.9          235.6           645.5              536.3              109.1
------------------------------------------------------------------------------------------------------------------------------------
Other interest rate-related transactions            30,328.2           (2.9)            1.4                0.9                0.5
------------------------------------------------------------------------------------------------------------------------------------
Other                                                1,285.9           (0.8)           21.2               26.1               (4.9)
------------------------------------------------------------------------------------------------------------------------------------
             Total                                                    246.1           748.0              627.0              120.9
------------------------------------------------------------------------------------------------------------------------------------

Notes 1. Derivatives which are accounted for on an accrual basis based on "Accounting standard for financial instruments" are not included in the table above.

      2. The transactions in the table above are reported on a mark-to-market basis on the consolidated balance sheet. The valuation differences which do not correspond to the income/ expenses accruing on hedged items are deferred as assets/liabilities.

      Notional principal by the remaining life of the interest rate swaps above is as follows.

                                                                                                 (in billions of yen)
----------------------------------------------------------------------------------------------------------------------
                                Due within 1 year   Due after 1 year     Due after 5 year              Total
                                                    through 5 years
----------------------------------------------------------------------------------------------------------------------
Receive-fix/pay-floater                17,805.2           18,344.5             1,696.8                37,846.7
----------------------------------------------------------------------------------------------------------------------
Receive-floater/pay-fix                 8,362.8           10,846.1             1,561.9                20,770.9
----------------------------------------------------------------------------------------------------------------------
Receive-floater/pay-floater               249.3            1,169.3                45.5                 1,464.2
----------------------------------------------------------------------------------------------------------------------
             Total                     26,417.5           30,360.0             3,304.3                60,081.9
----------------------------------------------------------------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount, market value and valuation gains (losses) on derivatives

a. Interest rate-related transactions

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                          As of September 30, 2001
                      ----------------------------------------------------------
                      Notional principal                           Valuation
                      or contract amount       Market value      gains (losses)
--------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------
   Futures                 26,951,499             15,790                15,790
   -----------------------------------------------------------------------------
   Options                 11,103,654              3,745                 2,359
--------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------
   FRAs                     1,123,049               (186)                 (186)
   -----------------------------------------------------------------------------
   Swaps                  225,231,760            110,467               110,467
   -----------------------------------------------------------------------------
   Others                  13,774,569            (13,427)               (1,581)
--------------------------------------------------------------------------------
Total                                            116,388               126,849
--------------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

 b. Foreign exchange-related transactions

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                        As of September 30, 2001
                    ------------------------------------------------------------
                    Notional principal
                         amount              Market value       Valuation gains
--------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------
   Swaps                8,250,235               76,231             76,231
--------------------------------------------------------------------------------
Notes: 1. Valuation gains are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting and/or which are applicable to notes 2. are not included in the table above.

       2. Currency swaps which are accounted for on an accrual basis are not included in the table above. Notional principal amount, market value and valuation gains (losses) on currency swaps which are accounted for on an accrual basis are as follows:

                                                            (in millions of yen)
     ---------------------------------------------------------------------------
                                As of September 30, 2001
             -------------------------------------------------------------------
              Notional principal
                   amount                   Market value       Valuation gains
     ---------------------------------------------------------------------------
     Swaps           5,376,215                 32,033                   32,033
     ---------------------------------------------------------------------------

          Other foreign exchange-related transactions such as forward exchange contracts and currency options, whose valuation gains (losses) have been recognized in the consolidated statement of operations, are not included in the table above.

          Notional principal or contract amounts of such foreign exchange-related transactions are as follows:

                                                            (in millions of yen)
                 ---------------------------------------------------------------
                                              As of September 30, 2001
                                       -------------------------------------
                                       Notional principal or contract amount
                 ---------------------------------------------------------------
                 Exchange-traded
                    ------------------------------------------------------------
                    Futures                         14,711
                 ---------------------------------------------------------------
                 Over-the-counter
                    ------------------------------------------------------------
                    Forward contracts           65,360,880
                    ------------------------------------------------------------
                    Options                      7,181,045
                 ---------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

c. Equity-related transactions

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                          As of September 30, 2001
                     -----------------------------------------------------------
                     Notional principal                             Valuation
                     or contract amount     Market value          gains (losses)
--------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------
   Futures                     125,163               726                   726
   -----------------------------------------------------------------------------
   Options                      20,406               490                    63
--------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------
   Options                     410,010            (7,794)               (5,940)
   -----------------------------------------------------------------------------
   Swaps                        14,480               389                   389
--------------------------------------------------------------------------------
Total                                             (6,188)               (4,760)
--------------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations.

d. Bond-related transactions

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                            As of September 30, 2001
                        --------------------------------------------------------
                        Notional principal                           Valuation
                        or contract amount      Market value      gains (losses)
--------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------
   Futures                       1,266,045               (78)               (78)
   -----------------------------------------------------------------------------
   Options                         167,673              (327)               133
--------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------
   Options                         516,256               550                (87)
--------------------------------------------------------------------------------
Total                                                    144                (33)
--------------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

e. Commodity-related transactions

                                                           (in millions of yen)
--------------------------------------------------------------------------------
                                       As of September 30, 2001
                       ---------------------------------------------------------
                       Notional principal                       Valuation
                       or contract amount   Market value     gains (losses)
--------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------
   Futures                   8,304                87                   87
   -----------------------------------------------------------------------------
   Options                  25,083              (164)                 (43)
--------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------
   Swaps                   281,731             1,294                1,294
   -----------------------------------------------------------------------------
   Options                 242,365             2,708                 (126)
--------------------------------------------------------------------------------
Total                                          3,926                1,213
--------------------------------------------------------------------------------
Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations.
       2. Commodities are primarily related to petroleum.

f. Others

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                          As of September 30, 2001
                           -----------------------------------------------------
                           Notional principal
                           or contract amount     Market value   Valuation gains
--------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------
   Credit default options             842,407           63,442            63,442
   -----------------------------------------------------------------------------
   Weather derivatives                    300               (0)               23
   -----------------------------------------------------------------------------
   Others                             101,568            2,981             2,981
--------------------------------------------------------------------------------
Total                                                   66,423            66,447
--------------------------------------------------------------------------------
Note: Valuation gains are recognized in the consolidated statement of operations.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount, market value and valuation gains (losses) on derivatives

a. Interest rate-related transactions

                                                                                              (in millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                                       As of March 31, 2002
                                              ---------------------------------------------------------------------
                                              Notional principal   with maturity                      Valuation
                                              or contract amount   of over 1 year   Market value    gains (losses)
-------------------------------------------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------------------------------------------
                             sell                     9,945,795        1,330,217        (78,510)         (78,510)
    Futures        ------------------------------------------------------------------------------------------------
                             buy                     11,588,263        1,593,247         70,874           70,874
   ----------------------------------------------------------------------------------------------------------------
                             sell                     4,949,268            7,955         (5,837)           1,306
    Options        ------------------------------------------------------------------------------------------------
                             buy                      5,307,916           23,784          8,993           (2,794)
-------------------------------------------------------------------------------------------------------------------
Over-the-counter
    ---------------------------------------------------------------------------------------------------------------
                             sell                       201,257            1,333            (97)             (97)
    FRAs           ------------------------------------------------------------------------------------------------
                             buy                        190,629           42,136           (909)            (909)
-------------------------------------------------------------------------------------------------------------------
                   receive-fix/pay-floater          112,006,008       74,856,804      3,319,807        3,319,807
                   ------------------------------------------------------------------------------------------------
                   receive-floater/pay-fix          113,791,761       74,335,547     (3,220,413)      (3,220,413)
                   ------------------------------------------------------------------------------------------------
    Swaps          receive-floater/pay-float          4,987,418        4,144,936         (3,115)          (3,115)
                   ------------------------------------------------------------------------------------------------
                   receive-fix/pay-fix                  289,172          176,939           (580)            (580)
    ---------------------------------------------------------------------------------------------------------------
                             sell                     7,329,000        4,488,747        (77,834)         (15,669)
    Others         ------------------------------------------------------------------------------------------------
                             buy                      5,993,942        4,073,644         79,061           21,722
-------------------------------------------------------------------------------------------------------------------
Total                                                                                    91,439           91,619
-------------------------------------------------------------------------------------------------------------------

Notes:

1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

2. Market values of exchange-traded transactions are based on closing prices on the Tokyo International Financial Future Exchange, etc. Market values of over-the-counter transactions are based on discounted cash flow method, option pricing models, etc.

b. Foreign exchange-related transactions

                                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------
                                               As of March 31, 2002
                        -----------------------------------------------------------------------
                         Notional principal     with maturity
                              amount           of over 1 year   Market value   Valuation losses
-----------------------------------------------------------------------------------------------
Over-the-counter
   --------------------------------------------------------------------------------------------
   Swaps                          9,241,514      6,560,260        (69,519)         (69,519)
-----------------------------------------------------------------------------------------------

Notes:

1. Valuation losses are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting and/or which are applicable to note 3. are not included in the table above.

2. Market values are based on the discounted cash flow method.

3. Currency swaps which are accounted for on an accrual basis are not included in the table above. Notional principal amount, market value and valuation gains (losses) on currency swaps which are accounted for on an accrual basis are as follows:

                                                    (in millions of yen)
        ----------------------------------------------------------------
                                  As of March 31, 2002
                  ------------------------------------------------------
                  Notional principal
                      amount           Market value    Valuation losses
        ----------------------------------------------------------------
        Swaps        6,686,242          (99,647)          (99,647)
        ----------------------------------------------------------------

    Other foreign exchange-related transactions such as forward exchange contracts and currency options, whose valuation gains (losses) have been recognized in the statement of operations, are not included in the table above.

    Notional principal or contract amounts of such foreign exchange-related are as follows:

                                                    (in millions of yen)
        ----------------------------------------------------------------
                                                    As of March 31, 2002
                                                    --------------------
                                                     Notional principal
                                                     or contract amount
        ----------------------------------------------------------------
        Exchange-traded
                       -------------------------------------------------
                                         sell                790
                       Futures        ----------------------------------
                                         buy               1,314
        ----------------------------------------------------------------
        Over-the-counter
                       -------------------------------------------------
                       Forward           sell         33,994,202
                                    ------------------------------------
                       contracts         buy          35,862,732
                       -------------------------------------------------
                                         sell          4,188,375
                       Options      ------------------------------------
                                         buy           4,072,059
        ----------------------------------------------------------------

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

c. Equity-related transactions

                                                                                          (in millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                                  As of March 31, 2002
                                        ----------------------------------------------------------------------
                                        Notional principal      with maturity                     Valuation
                                        or contract amount    of over 1 year  Market value     gains (losses)
--------------------------------------------------------------------------------------------------------------
Exchange-traded
  ------------------------------------------------------------------------------------------------------------
                          sell               166,279                 -           2,112            2,112
  Futures         --------------------------------------------------------------------------------------------
                          buy                  6,134                 -              37               37
  ------------------------------------------------------------------------------------------------------------
                          sell                 6,692                 -             (37)              20
  Options         --------------------------------------------------------------------------------------------
                          buy                  8,512                 -             232               53
--------------------------------------------------------------------------------------------------------------
Over-the-counter
  ------------------------------------------------------------------------------------------------------------
                          sell               223,122           104,338         (42,827)         (15,309)
  Options         --------------------------------------------------------------------------------------------
                          buy                231,491           102,129          39,008           10,718
  ------------------------------------------------------------------------------------------------------------
                  receive-index swaps          2,422                 -             (95)             (95)
  Swaps           --------------------------------------------------------------------------------------------
                    pay-index swaps           11,782             4,260             379              379
--------------------------------------------------------------------------------------------------------------
Total                                                                           (1,190)          (2,084)
--------------------------------------------------------------------------------------------------------------

Notes:

 1. Valuation gains (losses) are recognized in the consolidated statement of operations.

 2. Market values of exchange-traded transactions are based on closing prices on the Osaka Stock Exchange, etc.

    Market values of over-the-counter transactions are based on discounted cash flow method, option pricing models, etc.

d. Bond-related transactions

                                                                                     (in millions of yen)
--------------------------------------------------------------------------------------------------------
                                                            As of March 31, 2002
                             ---------------------------------------------------------------------------
                              Notional principal   with maturity                          Valuation
                             or contract amount   of over 1 year     Market value      gains (losses)
--------------------------------------------------------------------------------------------------------
Exchange-traded
   -----------------------------------------------------------------------------------------------------
                     sell              460,102          20,390           (672)             (672)
   Futures        --------------------------------------------------------------------------------------
                     buy               425,757          12,045            (18)              (18)
   -----------------------------------------------------------------------------------------------------
                     sell              493,731               -           (982)               50
   Options        --------------------------------------------------------------------------------------
                     buy               228,111          14,811            521                (4)
--------------------------------------------------------------------------------------------------------
Over-the-counter
   -----------------------------------------------------------------------------------------------------
                     sell              105,600               -           (733)              119
   Options        --------------------------------------------------------------------------------------
                     buy                25,785               -             78                10
--------------------------------------------------------------------------------------------------------
Total                                                                  (1,808)             (515)
--------------------------------------------------------------------------------------------------------

Notes:

 1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the table above.

 2. Market values of exchange-traded transactions are based on closing prices on the Tokyo Stock Exchange, etc.

    Market values of over-the-counter transactions are based on option pricing models, etc.

 e. Commodity-related transactions

                                                                                   (in millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                                     As of March 31, 2002
                                           ----------------------------------------------------------------------
                                           Notional principal    with maturity                      Valuation
                                           or contract amount   of over 1 year    Market value   gains (losses)
-----------------------------------------------------------------------------------------------------------------
Exchange-traded
   --------------------------------------------------------------------------------------------------------------
                        sell                       2,631              326             220          220
   Futures          ---------------------------------------------------------------------------------------------
                        buy                        5,193            2,415            (196)        (196)
-----------------------------------------------------------------------------------------------------------------
                        sell                       2,883                -            (296)           4
   Options          ---------------------------------------------------------------------------------------------
                        buy                        2,003                -              56          (56)
-----------------------------------------------------------------------------------------------------------------
Over-the-counter
   --------------------------------------------------------------------------------------------------------------
                    receive-index swaps          166,734           58,269          (3,163)      (3,163)
   Swaps            ---------------------------------------------------------------------------------------------
                    pay-index swaps              154,168           42,168          (7,786)      (7,786)
-----------------------------------------------------------------------------------------------------------------
                        sell                      64,758            6,506          (3,332)        (140)
   Options          ---------------------------------------------------------------------------------------------
                        buy                       77,370            9,992           4,681         (943)
-----------------------------------------------------------------------------------------------------------------
Total                                                                              (9,817)     (12,063)
-----------------------------------------------------------------------------------------------------------------

Notes:

 1. Valuation gains (losses) are recognized in the consolidated statement of operations.

 2. Market values of exchange-traded transactions are based on closing prices on the International Petroleum Exchange, etc.

    Market values of over-the-counter transactions are based on the price of the commodities, contract terms, and other factors comprising the contract of transactions.

 3. Commodities are mainly related to petroleum.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

f. Credit derivatives

                                                                                    (in millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                                 As of March 31, 2002
                                      -----------------------------------------------------------------------
                                      Notional principal  with maturity                         Valuation
                                      or contract amount  of over 1 year    Market value      gains (losses)
-------------------------------------------------------------------------------------------------------------
Over-the-counter
     --------------------------------------------------------------------------------------------------------
                             sell          373,649          307,792          76,186               76,186
     Credit default options  --------------------------------------------------------------------------------
                             buy           534,175          373,215           3,232                3,232
     --------------------------------------------------------------------------------------------------------
                             sell               --               --              --                   --
     Others                  --------------------------------------------------------------------------------
                             buy           130,297           16,837            (938)                (938)
-------------------------------------------------------------------------------------------------------------
Total                                                                        78,480               78,480
-------------------------------------------------------------------------------------------------------------

Notes:

 1. Valuation gains (losses) are recognized in the consolidated statement of operations.

 2. Market values are based on discounted cash flow method, option pricing models, etc.

 3. In the table above, "sell" indicates credit risks assumed, and "buy" indicates credit risks transferred.

g. Others

                                                                                         (in millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                            As of March 31, 2002
                               ------------------------------------------------------------------------------
                               Notional principal      with maturity
                               or contract amount     of over 1 year      Market value    Valuation gains
-------------------------------------------------------------------------------------------------------------
Over-the-counter
     --------------------------------------------------------------------------------------------------------
     Weather           sell          146                    -                 8                12
                       --------------------------------------------------------------------------------------
     derivatives       buy            -                     -                 -                 -
-------------------------------------------------------------------------------------------------------------
Total                                                                         8                12
-------------------------------------------------------------------------------------------------------------

Notes:

 1. Valuation gains are recognized in the consolidated statement of operations.

 2. Market values are based on discounted cash flow method, option pricing models, etc.

                     Interim Non-Consolidated Summary Report
                              (under Japanese GAAP)
                    for the Fiscal Year Ending March 31, 2003

Date:                              November 25, 2002
Company name (code number):        Mitsubishi Tokyo Financial Group, Inc. (8306)
                                   (URL http://www.mtfg.co.jp)
Stock Exchange Listings:           Tokyo, Osaka, New York, London
Headquarters:                      Tokyo
Representative:                    Shigemitsu Miki, President & CEO
For inquiry:                       Keiichi Riko, Chief Manager - Financial
                                   Policy Division
                                   (Phone) +81-3-3240-8139
Date of resolution of Board of
Directors with respect to the
interim non-consolidated financial
statements:                        November 25, 2002
Interim dividends policy:          Yes
Unit share system:                 No

1. Non-consolidated financial data for the six months ended September 30, 2002

(1) Operating results

                                                                (in millions of yen except per share data and percentages)
-------------------------------------------------------------------------------------------------------------------------
                                                            For the six months ended September 30,
                                                            --------------------------------------     For the year ended
                                                                   2002                 2001              March 31,2002
-------------------------------------------------------------------------------------------------------------------------
Operating income                                                    24,135                   3,858                 72,544
 Change from corresponding period of the previous year               525.6%                     --
-------------------------------------------------------------------------------------------------------------------------
Operating profit                                                    22,407                   1,179                 68,378
 Change from corresponding period of the previous year                  --                      --
-------------------------------------------------------------------------------------------------------------------------
Ordinary profit                                                     22,320                   1,014                 68,114
 Change from corresponding period of the previous year                  --                      --
-------------------------------------------------------------------------------------------------------------------------
Net income                                                          22,053                     584                 67,871
 Change from corresponding period of the previous year                  --                      --
-------------------------------------------------------------------------------------------------------------------------
Net income per common share                                       3,115.04                  101.86              10,367.98
-------------------------------------------------------------------------------------------------------------------------

Notes:
   1. Average number of shares outstanding:
        For the six months ended September 30, 2002:                (common stock)     5,741,887 shares
                                                         (preferred stock-class 1)        81,400 shares
                                                         (preferred stock-class 2)       100,000 shares
        For the six months ended September 30, 2001:                (common stock)     5,742,334 shares
                                                         (preferred stock-class 1)        81,400 shares
                                                         (preferred stock-class 2)       100,000 shares
        For the year ended March 31, 2002:                          (common stock)     5,742,295 shares
                                                         (preferred stock-class 1)        81,400 shares
                                                         (preferred stock-class 2)       100,000 shares
   2. Changes in accounting policy: No

(2) Payment of dividends

                                                                                                                      (in yen)
------------------------------------------------------------------------------------------------------------------------------
                                             For the six months ended September 30,              For the year ended March 31,
                                   -------------------------------------------------------------------------------------------
                                               2002                         2001                           2002
                                   -------------------------------------------------------------------------------------------
                                          Preferred  Preferred           Preferred   Preferred           Preferred   Preferred
                                   Common   stock-     stock-    Common    stock-      stock-    Common    stock-      stock-
                                    stock  class 1    class 2     stock   class 1     class 2     stock   class 1     class 2
------------------------------------------------------------------------------------------------------------------------------
Interim dividends per share             0    41,250      8,100        --        --          --        --         --         --
------------------------------------------------------------------------------------------------------------------------------
Total dividends per share
   paid for the fiscal year            --        --         --        --        --          --     6,000     82,500     16,200
------------------------------------------------------------------------------------------------------------------------------

(3) Balance sheet highlights

                                              (in millions of yen except per share data and percentages)
--------------------------------------------------------------------------------------------------------
                                                          As of September 30,
                                                    -------------------------------      As of March 31,
                                                       2002              2001                  2002
--------------------------------------------------------------------------------------------------------
Total assets                                              4,281,610      4,249,679            4,301,963
--------------------------------------------------------------------------------------------------------
Shareholders' equity                                      4,031,618      3,985,734            4,052,733
--------------------------------------------------------------------------------------------------------
Shareholders' equity as a percentage
   of total liabilities and shareholders' equity               94.2%          93.8%                94.2%
--------------------------------------------------------------------------------------------------------
Shareholders' equity per common share                    624,079.75     616,731.32           628,435.11
--------------------------------------------------------------------------------------------------------

Notes:
   1. Number of shares outstanding as of:
        September 30, 2002:                        (common stock)               5,741,655 shares
                                                   (preferred stock-class 1)       81,400 shares
                                                   (preferred stock-class 2)      100,000 shares
        September 30, 2001:                        (common stock)               5,742,427 shares
                                                   (preferred stock-class 1)       81,400 shares
                                                   (preferred stock-class 2)      100,000 shares
        March 31, 2002:                            (common stock)               5,742,093 shares
                                                   (preferred stock-class 1)       81,400 shares
                                                   (preferred stock-class 2)      100,000 shares
   2. Number of treasury stocks outstanding as of:
        September 30, 2002:                                                           811 shares
        September 30, 2001:                                                            40 shares
        March 31, 2002:                                                               374 shares

2. Earning projections for the fiscal year ending March 31, 2003

                                                         (in millions of yen except per share data)
---------------------------------------------------------------------------------------------------
        Operating income                   Ordinary profit                      Net income
---------------------------------------------------------------------------------------------------
                          26,000                             22,000                          22,000
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Dividends per share to be paid     Dividends per share to be paid
for the six months ending March    for the fiscal year ending March    Net income per common share
31, 2003                           31, 2003
---------------------------------------------------------------------------------------------------
 Common stock              4,000   Common stock               4,000
--------------------------------------------------------------------
 Preferred stock-class 1  41,250   Preferred stock-class 1   82,500                        2,379.89
--------------------------------------------------------------------
 Preferred stock-class 2   8,100   Preferred stock-class 2   16,200
---------------------------------------------------------------------------------------------------

(Reference)

Formulas for computing ratios for the six months ended September 30, 2002 are as follows.

Net income per common share

                 Net income - Total dividends on preferred stock
             -------------------------------------------------------
               Average number of common stock during the period *

Shareholders' equity per common share

  Shareholders' equity at end of period - Deduction from shareholders' equity**
--------------------------------------------------------------------------------
                   Number of common stock at end of period *


Since the current interim fiscal year, MTFG has adopted Financial Accounting Standard No.2 "Accounting Standard for Earning per Share" issued by the Accounting Standards Board of Japan (the "ASBJ") on September 25, 2002 and Financial Accounting Standards Implementation Guidance No.4 "Accounting Standard for Earning per Share" issued by the ASBJ on September 25, 2002.

Formula for computing projected earning ratio for the fiscal year ending March 31, 2003 is as follows.

Projected net income per common share

       Projected net income - Projected total dividends on preferred stock
      ----------------------------------------------------------------------
                   Number of common stock at end of period *


    * excluding treasury stock
    **number of preferred stock at end of period x issue price + total dividends on preferred stock




     The foregoing forward-looking statements may be materially affected by regulatory developments or changes in governmental policies, laws, regulations, voluntary code of practice and interpretations, including those anticipated to be announced soon in Japan, changes in the level of Japanese stock prices, the occurrence of material new corporate bankruptcies, further developments in the Japanese or world economic environment, and other factors outside MTFG's control. These forward-looking statements are not guaranties of future performance, and actual results may differ materially. Please see our latest annual report for additional information regarding the risks in our business.

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Balance Sheets
---------------------------------------------------------------------------------------------------------------------------------
                                                       As of September 30,       As of September 30,       As of March 31,
   (in millions of yen)                                       2001                      2002                    2002
---------------------------------------------------------------------------------------------------------------------------------
Assets:
   Current assets:
        Cash and bank deposits                                  219                   26,656                   39,212
        Convertible bonds due from subsidiary                    -                   245,123                       -
        Other                                                 2,526                    6,962                   16,088
     Total current assets                                     2,746    0.1%          278,743     6.5%          55,300       1.3%
   Fixed assets:
        Premises and equipment                                  494                      407                      439
        Intangible assets                                       458                      383                      415
        Investments and other assets                      4,244,432                4,000,873                4,244,431
          Investments in subsidiaries                     4,000,070                4,000,070                4,000,070
          Convertible bonds due from subsidiary             243,924                       -                   243,924
          Other                                                 437                      802                      436
     Total fixed assets                                   4,245,385   99.9%        4,001,663    93.5%       4,245,287      98.7%
   Deferred charges                                           1,547    0.0%            1,203     0.0%           1,375       0.0%
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                              4,249,679  100.0%        4,281,610   100.0%       4,301,963     100.0%
---------------------------------------------------------------------------------------------------------------------------------
Liabilities:
   Current liabilities:
          Short-term bank loans                              14,543                       -                        -
          Current portion of convertible bonds                   -                   245,123                       -
          Reserve                                                86                       77                       75
          Other                                               3,352                    2,767                    3,192
     Total current liabilities                               17,982    0.4%          247,969     5.8%           3,267       0.1%
   Long-term liabilities:
          Convertible bonds                                 243,924                       -                   243,924
          Other                                               2,038                    2,022                    2,038
     Total long-term liabilities                            245,962    5.8%            2,022     0.0%         245,962       5.7%
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                           263,945    6.2%          249,991     5.8%         249,230       5.8%
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Capital stock                                          1,146,500   27.0%        1,146,500    26.8%       1,146,500      26.6%
   Capital surplus:
          Additional paid-in capital                      2,838,692                2,238,692                2,838,692
          Other capital surplus                                  -                   600,000                       -
     Total capital surplus                                2,838,692   66.8%        2,838,692    66.3%       2,838,692      66.0%
   Retained earnings:
          Unappropriated                                        584                   47,137                   67,871
     Total retained earnings                                    584    0.0%           47,137     1.1%          67,871       1.6%
--------------------------------------------------------------------------------------------------------------------------------
   Total                                                  3,985,777   93.8%        4,032,330    94.2%       4,053,064      94.2%
   Less treasury stock                                          (42)  (0.0)%            (711)   (0.0)%           (331)     (0.0)%
--------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                3,985,734   93.8%        4,031,618    94.2%       4,052,733      94.2%
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                4,249,679  100.0%        4,281,610   100.0%       4,301,963     100.0%
=================================================================================================================================

See Notes to Non-Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Statements of Income
--------------------------------------------------------------------------------------------------------------------------
                                                           For the six months      For the six months      For the year
                                                                 ended                   ended                ended
 (in millions of yen)                                      September 30, 2001      September 30, 2002     March 31, 2002
--------------------------------------------------------------------------------------------------------------------------
Operating income                                                3,858     100.0%      24,135    100.0%     72,544   100.0%
Operating expenses                                              2,678      69.4%       1,727      7.2%      4,166     5.7%
     Operating profit                                           1,179      30.6%      22,407     92.8%     68,378    94.3%
--------------------------------------------------------------------------------------------------------------------------
Non-operating income                                            3,292      85.3%       3,592     14.8%      7,374    10.1%
Non-operating expenses                                          3,457      89.6%       3,679     15.2%      7,638    10.5%
     Ordinary profit                                            1,014      26.3%      22,320     92.4%     68,114    93.9%
--------------------------------------------------------------------------------------------------------------------------
Special losses                                                      -         -          269      1.1%          -       -
--------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                 1,014      26.3%      22,050     91.3%     68,114    93.9%
--------------------------------------------------------------------------------------------------------------------------
     Income taxes-current                                         526                      0                  306
     Income taxes-deferred                                        (97)                    (4)                 (63)
        Total income taxes                                        429      11.1%          (3)    (0.0)%       242     0.3%
---------------------------------------------------------------------------------------------------------------------------
     Net income                                                   584      15.2%      22,053     91.3%     67,871    93.6%
--------------------------------------------------------------------------------------------------------------------------
     Unappropriated retained earnings brought forward               -                 25,083                    -
     Unappropriated retained earnings at end of period            584                 47,137               67,871
--------------------------------------------------------------------------------------------------------------------------

See Notes to Non-Consolidated Financial Statements.

Notes to the Non-Consolidated Financial Statements for the six months ended September 30, 2002

     The accompanying Non-Consolidated Financial Statements are compiled as required by the Securities and Exchange Law of Japan and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. The Non-Consolidated Financial Statements are not intended to present the financial position and the results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report.

Summary of significant accounting policies

1.   Investments
     Investments in subsidiaries and non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

2.   Depreciation for fixed assets
     Depreciation for premises and equipment is computed using the declining-balance method at rates principally based on the following estimated useful lives:

        Leasehold improvements                3 years to 50 years
        Equipment and furniture               3 years to 20 years

     Amortization for intangible assets is computed using the straight-line method over estimated useful lives. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 5 years.

3.   Reserve
     A reserve for employees' bonuses is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current term.

4.   Consumption taxes
     The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts.

Additional information

     Since the current interim fiscal year, MTFG has adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" issued by the Accounting Standards Board of Japan on February 21, 2002. There is no effect to profit or loss during the current interim fiscal year attributable to this change.

Notes related to the Non-Consolidated Balance Sheet as of September 30, 2002 are as follows:

1. The amounts are presented in millions of yen and are rounded down to the nearest million.
2.   Accumulated depreciation on premises and equipment totals(Yen)101 million.
3. Mitsubishi Tokyo Financial Group, Inc. (the "MTFG") guarantees Exchangeable Guaranteed Notes (the "Notes") of(Yen)245,123 million issued by MBL International Finance (Bermuda) Trust, which is a subsidiary of the MTFG. (The Notes are exchangeable for common shares of the MTFG.)

Notes related to the Non-Consolidated Statement of Income for the six months ended September 30, 2002 are as follows:

1. The amounts are presented in millions of yen and are rounded down to the nearest million.
2.   Non-operating income includes interest on securities of (Yen)3,496 million.
3. Non-operating expense includes interest on convertible bonds of (Yen)3,496 million.
4.   Depreciation expense for premises and equipment was (Yen)43 million.

     Amortization expense for intangible assets was (Yen)46 million.

                                                                            MTFG


                  ---------------------------------------------
                     Selected Interim Financial Information

                               under Japanese GAAP

                    For the Fiscal Year Ending March 31, 2003
                  ---------------------------------------------



                     Mitsubishi Tokyo Financial Group, Inc.

                                          Mitsubishi Tokyo Financial Group, Inc.

                                   [Contents]

    1 Interim Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2003

       1. Financial Results                                                   [Consolidated]          ....................   1

       2. Valuation Differences on Securities                                 [Consolidated], [Trust] ....................   2

       3. Risk-Adjusted Capital Ratio Based on the Standards of the BIS       [Consolidated]          ....................   3

       4. Return on Equity                                                    [Consolidated]          ....................   3


    2. Loan Portfolio and Other

       1. Risk-Monitored Loans                                                [Consolidated], [Trust] ....................   4

                                                                              [Consolidated and Trust]

       2. Allowance for Loan Losses                                           [Consolidated], [Trust] ....................   6

       3. Coverage Ratio against Risk-Monitored Loans                         [Consolidated]          ....................   6

       4. Disclosed Claims under the Financial Reconstruction Law ("FRL")     [Total of the 2 Banks*] ....................   7

       5.  Status of Secured Coverage on Disclosed Claims under the FRL       [Total of the 2 Banks*] ....................   7

       6. Progress in the Disposal of Problem Assets                          [Total of the 2 Banks*] ....................   8

       7. Classification of Loans by Type of Industry                         [Total of the 2 Banks*] ....................  10

                                                                              [Trust]                 ....................  11

       8. Foreign Loans                                                       [Total of the 2 Banks*] ....................  12

       9. Loans and deposits                                                  [Total of the 2 Banks*] ....................  13

       10. Domestic deposits                                                  [Total of the 2 Banks*] ....................  13

       11. Number of Employees                                                [Total of the 2 Banks*] ....................  13

       12. Number of Offices                                                  [Total of the 2 Banks*] ....................  13

       13. Employees' Retirement Benefits                                     [Consolidated]          ....................  14

       14. Earning Projections for the Fiscal Year ending March 31, 2003      [Consolidated]          ....................  15

                                                                              [Non-Consolidated]      ....................  15

Notes: * "Total of the 2 Banks" stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation. In addition, figures of The Mitsubishi Trust and Banking Corporation as of September 30, 2001 include the figures of Nippon Trust Bank Limited.

                                          Mitsubishi Tokyo Financial Group, Inc.

1 Interim Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2003

1. Financial Results

                                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                    Six months ended          Increase/          Six months ended
                                                                      September 30,           (Decrease)           September 30,
                                                                         2002 (A)             (A) - (B)               2001 (B)
------------------------------------------------------------------------------------------------------------------------------------
Gross profits                                                             846,044               (10,651)               856,695
------------------------------------------------------------------------------------------------------------------------------------
  Net interest income                                                     522,215               (23,732)               545,948
------------------------------------------------------------------------------------------------------------------------------------
  Trust fees                                                               47,957                (8,481)                56,438
------------------------------------------------------------------------------------------------------------------------------------
    Credit costs for trust accounts (1)                                    (4,735)                5,606                (10,341)
------------------------------------------------------------------------------------------------------------------------------------
  Net fees and commissions                                                168,215                 2,805                165,410
------------------------------------------------------------------------------------------------------------------------------------
  Net trading profits                                                      43,734                21,230                 22,503
------------------------------------------------------------------------------------------------------------------------------------
  Net other business income                                                63,921                (2,473)                66,394
------------------------------------------------------------------------------------------------------------------------------------
    Net gains (losses) on debt securities                                  18,012               (15,661)                33,673
------------------------------------------------------------------------------------------------------------------------------------
General and administrative expenses                                       482,476                 1,759                480,717
------------------------------------------------------------------------------------------------------------------------------------
Net business profits before credit costs for trust accounts               368,302               (18,016)               386,319
    and provision for formula allowance for loan losses
------------------------------------------------------------------------------------------------------------------------------------
Provision for formula allowance for loan losses(2)                         74,093                55,481                 18,611
------------------------------------------------------------------------------------------------------------------------------------
Net business profits*                                                     289,474               (67,891)               357,366
------------------------------------------------------------------------------------------------------------------------------------
Net non-recurring gains (losses)                                         (482,774)              164,661               (647,436)
------------------------------------------------------------------------------------------------------------------------------------
  Credit related costs (3)                                               (146,811)              138,136               (284,948)
------------------------------------------------------------------------------------------------------------------------------------
    Losses on loan charge-offs                                            (98,758)                8,786               (107,545)
------------------------------------------------------------------------------------------------------------------------------------
    Provision for specific allowance for loan losses                        3,884               173,815               (169,931)
------------------------------------------------------------------------------------------------------------------------------------
    Losses on real estate-collateralized loans sold to the CCPC**            (298)                2,581                 (2,879)
------------------------------------------------------------------------------------------------------------------------------------
    Provision for allowance for loans to specific foreign borrowers        12,753                 8,416                  4,336
------------------------------------------------------------------------------------------------------------------------------------
    Other credit related costs                                            (64,392)              (55,464)                (8,928)
------------------------------------------------------------------------------------------------------------------------------------
  Net gains (losses) on equity securities                                 242,950)               78,432               (321,382)
------------------------------------------------------------------------------------------------------------------------------------
    Gains on sales of equity securities                                    56,922                (4,294)                61,216
------------------------------------------------------------------------------------------------------------------------------------
    Losses on sales of equity securities                                  (98,153)              (65,291)               (32,861)
------------------------------------------------------------------------------------------------------------------------------------
    Losses on write down of equity securities                            (201,719)              148,018               (349,737)
------------------------------------------------------------------------------------------------------------------------------------
  Equity in earnings (loss) of affiliates                                  (6,340)               (3,172)                (3,167)
------------------------------------------------------------------------------------------------------------------------------------
  Other                                                                   (86,672)              (48,734)               (37,937)
------------------------------------------------------------------------------------------------------------------------------------
Ordinary loss                                                            (193,300)               96,769               (290,070)
------------------------------------------------------------------------------------------------------------------------------------
Net special gains (losses)                                                 12,865                (1,268)                14,133
------------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes and others                                      (180,434)               95,501               (275,936)
------------------------------------------------------------------------------------------------------------------------------------
Income taxes-current                                                       31,920               (19,642)                51,562
------------------------------------------------------------------------------------------------------------------------------------
Income taxes-deferred                                                     (27,033)              212,390               (239,423)
------------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                           2,777                (5,981)                 8,759
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                 (188,098)              (91,264)               (96,834)
------------------------------------------------------------------------------------------------------------------------------------

Notes:

 *   Net business profits = The 2 Banks' non-consolidated net business profits +
     Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses - Intercompany transactions
 **  CCPC stands for the Cooperative Credit Purchasing Company, Limited.

   (Reference)
------------------------------------------------------------------------------------------------------------------------------------
  Total credit costs  (1)+(2)+(3)                                         225,640               (88,261)               313,901
------------------------------------------------------------------------------------------------------------------------------------
  Number of consolidated subsidiaries                                         192                     8                    184
------------------------------------------------------------------------------------------------------------------------------------
  Number of affiliated companies accounted for by the equity method            33                    (4)                    37
------------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

2. Valuation Differences on Securities

(1) Valuation method of securities

-----------------------------------------------------------------------------------------------------------------------------
Trading securities                         Market value (valuation differences are recorded as profits or loses)
-----------------------------------------------------------------------------------------------------------------------------
Debt securities being held to maturity     Amortized cost
-----------------------------------------------------------------------------------------------------------------------------
Securities available for sale              Market value (valuation differences are included in shareholders' equity, net of income taxes)
-----------------------------------------------------------------------------------------------------------------------------

 (Reference) Securities in money held in trust
-----------------------------------------------------------------------------------------------------------------------------
Trading purposes                           Market value (valuation differences are recorded as profits or loses)
-----------------------------------------------------------------------------------------------------------------------------
Being held to maturity                     Amortized cost
-----------------------------------------------------------------------------------------------------------------------------
Other                                      Market value (valuation differences are included in shareholders' equity, net of income taxes)
-----------------------------------------------------------------------------------------------------------------------------

(2) Valuation differences

                                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                           As of September 30, 2002             As of September 30, 2001      As of March 31, 2002
                               -----------------------------------------------------------------------------------------------------
                                Valuation difference                           Valuation difference        Valuation difference
                                                              ----------------           ----------------           ----------------
                                                                Gains   Losses             Gains   Losses             Gains   Losses
                                          -------------------
                                    (A)   (A) - (B) (A) - (C)                      (B)                       (C)
------------------------------------------------------------------------------------------------------------------------------------
 Debt securities being held
  to maturity                     15,117    (4,487)    1,589   15,196       79   19,604   19,938      333   13,527   13,799      271
 -----------------------------------------------------------------------------------------------------------------------------------
 Securities available for sale   (17,406)   11,911  (156,249) 652,940  670,347  (29,318) 740,003  769,321  138,842  743,925  605,083
  ----------------------------------------------------------------------------------------------------------------------------------
  Domestic equity securities    (221,942)  (38,179) (293,397) 343,679  565,621 (183,762) 511,197  694,960   71,454  551,983  480,528
  ----------------------------------------------------------------------------------------------------------------------------------
  Domestic bonds                  96,159    15,098    16,457   97,420    1,261   81,060   82,879    1,819   79,702   83,691    3,989
  ----------------------------------------------------------------------------------------------------------------------------------
  Other                          108,376    34,992   120,690  211,840  103,463   73,383  145,925   72,542  (12,314) 108,250  120,565
  ----------------------------------------------------------------------------------------------------------------------------------
 Total                            (2,289)    7,424  (154,659) 668,136  670,426   (9,713) 759,941  769,655  152,370  757,725  605,355
  ----------------------------------------------------------------------------------------------------------------------------------
  Domestic equity securities    (221,942)  (38,179) (293,397) 343,679  565,621 (183,762) 511,197  694,960   71,454  551,983  480,528
  ----------------------------------------------------------------------------------------------------------------------------------
  Domestic bonds                 106,672    15,066    18,097  107,933    1,261   91,605   93,471    1,866   88,574   92,647    4,072
  ----------------------------------------------------------------------------------------------------------------------------------
  Other                          112,980    30,536   120,639  216,523  103,543   82,443  155,272   72,829   (7,659) 113,093  120,753
------------------------------------------------------------------------------------------------------------------------------------

(3) Market Value Information for Securities in Trusts with Contracts for Compensating the Principal

    Money Trusts (jointly operated designated money in trust)

     A. Market Value of Securities                                                  (in millions of yen)
      --------------------------------------------------------------------------------------------------
                               Trust Assets at interim-period end     Market Value      Valuation Gains
      --------------------------------------------------------------------------------------------------
         September 30, 2002                               203,183          209,713                6,529
      --------------------------------------------------------------------------------------------------

      Note: A fair value is given where a fair value can be calculated for a market-value equivalent.

     B. Valuation Gains of Derivative Transaction: 1,081 millions of yen

Loan Trusts

     A. Market Value of Securities                                                  (in millions of yen)
      --------------------------------------------------------------------------------------------------
                               Trust Assets at interim-period end     Market Value      Valuation Gains
      --------------------------------------------------------------------------------------------------
         September 30, 2002                               233,107          259,738               26,631
      --------------------------------------------------------------------------------------------------

      Note: A fair value is given where a fair value can be calculated for a market-value equivalent.

     B. Valuation Gains of Derivative Transaction: 10,952 millions of yen

                                          Mitsubishi Tokyo Financial Group, Inc.

3. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

                                                                                                                (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                           As of            Increase/       Increase/         As of        As of
                                                        September 30,       (Decrease)     (Decrease)     September 30,   March 31,
                                                          2002 (A)          (A) - (B)       (A) - (C)        2001 (B)     2002 (C)
                                                     (Preliminary basis)
------------------------------------------------------------------------------------------------------------------------------------
 (1)  Risk-adjusted capital ratio                                 10.49%         0.18%          0.18%            10.31%       10.30%

 (2)  Tier I capital                                            3,053.1        (140.2)        (128.0)          3,193.3      3,181.1

 (3)  Tier II capital includable as
      qualifying capital                                        2,942.8        (107.2)        (202.4)          3,050.1      3,145.3

   i) The amount of unrealized gains on investment
      securities, includable as qualifying capital                    -             -          (61.2)                -         61.2

  ii) The amount of land revaluation excess
      includable at qualifying capital                            144.0          (9.3)          (2.2)            153.4        146.2

 iii) Subordinated debt                                         2,110.2        (258.3)        (183.7)          2,368.6      2,294.0

 (4)  Tier III capital includable as
      qualifying capital                                           29.8          29.8           29.8                 -            -

 (5)  Deductions from total qualifying
      capital                                                      23.7         (80.4)         (82.2)            104.2        105.9

 (6)  Total qualifying capital (2)+(3)+(4)-(5)                  6,002.0        (137.1)        (218.4)          6,139.2      6,220.5

 (7)  Risk-adjusted assets                                     57,190.3      (2,352.4)      (3,145.5)         59,542.7     60,335.8
------------------------------------------------------------------------------------------------------------------------------------

4. Return on Equity

                                                                             (%)
--------------------------------------------------------------------------------
                          Six months ended       Increase/      Six months ended
                            September 30,        (Decrease)       September 30,
                               2002 (A)          (A) - (B)           2001 (B)
--------------------------------------------------------------------------------
ROE *                              (14.45)          (7.69)             (6.76)
--------------------------------------------------------------------------------

Note: * ROE is computed as follows:

            (Net income - Dividends on preferred stocks) x 2 ------------------------------------------------------------------------- x 100
{(Shareholders' equity at beginning of period - Number of preferred stocks at beginning of period x Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period)
+ (Shareholders' equity at end of period - Number of preferred stocks at end of period x Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

                                          Mitsubishi Tokyo Financial Group, Inc.

2  Loan Portfolio

   1. Risk-Monitored Loans

      (Nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans)

      [Consolidated]

                                                                                                          (in millions of yen)
      ------------------------------------------------------------------------------------------------------------------------
                                                  As of         Increase/        Increase/          As of              As of
                                              September 30,     (Decrease)       (Decrease)     September 30,        March 31,
                                                 2002 (A)       (A) - (B)        (A) - (C)         2001 (B)          2002 (C)
        ----------------------------------------------------------------------------------------------------------------------
        Loans to customers in bankruptcy           110,961        (30,856)         (36,994)          141,817          147,955
        ----------------------------------------------------------------------------------------------------------------------
        Past due loans                           1,549,602       (668,353)        (447,907)        2,217,956        1,997,510
        ----------------------------------------------------------------------------------------------------------------------
        Accruing loans contractually
        past due 3 months or more                   13,970         (4,490)          (9,069)           18,460           23,039
        ----------------------------------------------------------------------------------------------------------------------
        Restructured loans                       1,800,590       (221,022)         (77,521)        2,021,612        1,878,111
        ----------------------------------------------------------------------------------------------------------------------
        Total                                    3,475,124       (924,722)        (571,493)        4,399,847        4,046,618
      ------------------------------------------------------------------------------------------------------------------------
      ------------------------------------------------------------------------------------------------------------------------
      Loans and bills discounted                46,961,813        108,488       (2,100,982)       46,853,324       49,062,795
      ------------------------------------------------------------------------------------------------------------------------

      Percentage of total loans and bills discounted
        ----------------------------------------------------------------------------------------------------------------------
        Loans to customers in bankruptcy              0.23%         (0.06)%          (0.06)%            0.30%            0.30%
        ----------------------------------------------------------------------------------------------------------------------
        Past due loans                                3.29%         (1.43)%          (0.77)%            4.73%            4.07%
        ----------------------------------------------------------------------------------------------------------------------
        Accruing loans contractually
        past due 3 months or more                     0.02%         (0.00)%          (0.01)%            0.03%            0.04%
        ----------------------------------------------------------------------------------------------------------------------
        Restructured loans                            3.83%         (0.48)%          0.00%              4.31%            3.82%
        ----------------------------------------------------------------------------------------------------------------------
        Total                                         7.39%         (1.99)%          (0.84)%            9.39%            8.24%
      ------------------------------------------------------------------------------------------------------------------------

      [Trust accounts]

                                                                                                          (in millions of yen)
      ------------------------------------------------------------------------------------------------------------------------
                                                  As of         Increase/        Increase/          As of              As of
                                              September 30,     (Decrease)       (Decrease)     September 30,        March 31,
                                                 2002 (A)       (A) - (B)        (A) - (C)         2001 (B)           2002 (C)
        ----------------------------------------------------------------------------------------------------------------------
        Loans to customers in bankruptcy            10,129          2,540            1,709             7,589            8,419
        ----------------------------------------------------------------------------------------------------------------------
        Past due loans                               6,445        (11,824)          (5,570)           18,270           12,016
        ----------------------------------------------------------------------------------------------------------------------
        Accruing loans contractually
        past due 3 months or more                    1,041            (32)             (58)            1,074            1,100
        ----------------------------------------------------------------------------------------------------------------------
        Restructured loans                          41,033         (3,850)          (3,204)           44,884           44,237
        ----------------------------------------------------------------------------------------------------------------------
        Total                                       58,650        (13,168)          (7,122)           71,818           65,773
      ------------------------------------------------------------------------------------------------------------------------
      ------------------------------------------------------------------------------------------------------------------------
      Loans and bills discounted                   968,867       (119,811)        (154,801)        1,088,679        1,123,669
      ------------------------------------------------------------------------------------------------------------------------

      [Consolidated and Trust accounts]

                                                                                                          (in millions of yen)
      ------------------------------------------------------------------------------------------------------------------------
                                                  As of         Increase/        Increase/          As of              As of
                                              September 30,     (Decrease)       (Decrease)     September 30,        March 31,
                                                 2002 (A)       (A) - (B)        (A) - (C)         2001 (B)           2002 (C)
        ----------------------------------------------------------------------------------------------------------------------
        Loans to customers in bankruptcy           121,090        (28,315)         (35,284)          149,406          156,374
        ----------------------------------------------------------------------------------------------------------------------
        Past due loans                           1,556,048       (680,178)        (453,478)        2,236,226        2,009,526
        ----------------------------------------------------------------------------------------------------------------------
        Accruing loans contractually
        past due 3 months or more                   15,012         (4,523)          (9,127)           19,535           24,139
        ----------------------------------------------------------------------------------------------------------------------
        Restructured loans                       1,841,623       (224,873)         (80,725)        2,066,497        1,922,349
        ----------------------------------------------------------------------------------------------------------------------
        Total                                    3,533,775       (937,890)        (578,616)        4,471,665        4,112,391
      ------------------------------------------------------------------------------------------------------------------------
      ------------------------------------------------------------------------------------------------------------------------
      Loans and bills discounted                47,930,681        (11,322)      (2,255,784)       47,942,003       50,186,465
      ------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

Classification of risk-monitored Loans

Classification by geographic area

[Consolidated]                                                                                               (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                As of            Increase/          Increase/          As of             As of
                                            September 30,       (Decrease)         (Decrease)       September 30,       March 31,
                                              2002 (A)           (A) - (B)         (A) - (C)          2001 (B)          2002 (C)
---------------------------------------------------------------------------------------------------------------------------------
Domestic*                                     3,113,436          (980,450)          (590,553)        4,093,887         3,703,990
---------------------------------------------------------------------------------------------------------------------------------
Overseas*                                       361,687            55,727             19,059           305,959           342,628
     ----------------------------------------------------------------------------------------------------------------------------
     Asia                                        83,561           (41,867)           (42,991)          125,428           126,553
          -----------------------------------------------------------------------------------------------------------------------
          Indonesia                              31,566           (14,226)            (9,963)           45,793            41,530
          Thailand                               29,616             1,490            (10,848)           28,126            40,465
          Hong Kong                               2,581           (17,375)            (8,908)           19,957            11,490
          Other                                  19,796           (11,755)           (13,271)           31,552            33,067
     ----------------------------------------------------------------------------------------------------------------------------
     United States of America                   152,012            16,730                557           135,282           151,454
     Other                                      126,113            80,865             61,493            45,248            64,619
---------------------------------------------------------------------------------------------------------------------------------
Total                                         3,475,124          (924,722)          (571,493)        4,399,847         4,046,618
---------------------------------------------------------------------------------------------------------------------------------

Note:*    "Domestic" and "Overseas" are classified by domicile of borrowers.

[Trust accounts]                                                                                             (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                As of            Increase/          Increase/          As of             As of
                                            September 30,       (Decrease)         (Decrease)       September 30,       March 31,
                                              2002 (A)           (A) - (B)         (A) - (C)          2001 (B)          2002 (C)
---------------------------------------------------------------------------------------------------------------------------------
Domestic                                         58,650           (13,168)            (7,122)           71,818            65,773
---------------------------------------------------------------------------------------------------------------------------------

Classification by type of industry of borrowers

[Consolidated]                                                                                               (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                As of            Increase/          Increase/          As of             As of
                                            September 30,       (Decrease)         (Decrease)       September 30,       March 31,
                                              2002 (A)           (A) - (B)         (A) - (C)          2001 (B)          2002 (C)
---------------------------------------------------------------------------------------------------------------------------------
Domestic*                                     3,113,436          (980,450)          (590,553)        4,093,887         3,703,990
     ----------------------------------------------------------------------------------------------------------------------------
     Manufacturing                              414,974           (33,174)           (31,537)          448,148           446,511
     Construction                               345,815           (33,647)           (48,405)          379,462           394,220
     Wholesale, Retail and Restaurant           623,715           (94,053)           (34,944)          717,768           658,660
     Banks and other financial institutions      82,811           (61,015)           (10,980)          143,827            93,792
     Real estate                                910,487          (559,127)          (350,621)        1,469,614         1,261,108
     Services                                   372,719          (159,679)           (73,438)          532,398           446,157
     Other industries                           109,964           (14,856)           (17,686)          124,821           127,651
     Consumer                                   252,949           (24,895)           (22,936)          277,844           275,885
---------------------------------------------------------------------------------------------------------------------------------
Overseas*                                       361,687            55,727             19,059           305,959           342,628
     ----------------------------------------------------------------------------------------------------------------------------
     Banks and other financial institutions       9,055            (2,286)           (16,605)           11,341            25,660
     Commercial and industrial                  301,384            20,891             (5,045)          280,493           306,429
     Other                                       51,248            37,122             40,709            14,125            10,538
---------------------------------------------------------------------------------------------------------------------------------
Total                                         3,475,124          (924,722)          (571,493)        4,399,847         4,046,618
---------------------------------------------------------------------------------------------------------------------------------

Note:*    "Domestic" and "Overseas" are classified by domicile of borrowers.

[Trust accounts]                                                                                               (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                As of            Increase/          Increase/          As of             As of
                                            September 30,       (Decrease)         (Decrease)       September 30,       March 31,
                                              2002 (A)           (A) - (B)         (A) - (C)          2001 (B)          2002 (C)
---------------------------------------------------------------------------------------------------------------------------------
Domestic                                         58,650           (13,168)            (7,122)           71,818            65,773
     ----------------------------------------------------------------------------------------------------------------------------
     Manufacturing                                9,426             4,178              2,546             5,248             6,880
     Construction                                 2,999              (616)               (99)            3,615             3,098
     Wholesale, Retail and Restaurant             3,914            (4,572)            (2,510)            8,486             6,425
     Banks and other financial institutions           -               (91)               (25)               91                25
     Real estate                                 10,703            (6,461)            (3,180)           17,165            13,884
     Services                                     8,958            (3,465)            (2,717)           12,423            11,675
     Other industries                            15,516              (570)              (106)           16,087            15,623
     Consumer                                     7,131            (1,568)            (1,028)            8,700             8,159
---------------------------------------------------------------------------------------------------------------------------------
Total                                            58,650           (13,168)            (7,122)           71,818            65,773
---------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

2. Allowance for Loan Losses

   [Consolidated]                                                                                          (in millions of yen)
   ----------------------------------------------------------------------------------------------------------------------------
                                                    As of          Increase/      Increase/          As of              As of
                                                September 30,     (Decrease)      (Decrease)     September 30,        March 31,
                                                   2002 (A)        (A) - (B)      (A) - (C)         2001 (B)          2002 (C)
   ----------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses                       1,498,277        (157,592)       (161,363)       1,655,869         1,659,640
     --------------------------------------------------------------------------------------------------------------------------
     Formura allowance for loan losses               842,172          87,663          67,622          754,509           774,550
     --------------------------------------------------------------------------------------------------------------------------
     Specific allowance for loan losses              641,255        (248,311)       (216,231)         889,566           857,487
     --------------------------------------------------------------------------------------------------------------------------
     Allowance for loans to specific
      foreign borrowers                               14,849           3,055         (12,753)          11,793            27,602
   ----------------------------------------------------------------------------------------------------------------------------
   ----------------------------------------------------------------------------------------------------------------------------
   Reserve for losses on real estate-
   collateralized loans sold                           2,039         (28,190)         (5,536)          30,229             7,575
   ----------------------------------------------------------------------------------------------------------------------------


   [Trust accounts]                                                                                        (in millions of yen)
   ----------------------------------------------------------------------------------------------------------------------------
                                                    As of          Increase/      Increase/          As of              As of
                                                September 30,     (Decrease)      (Decrease)     September 30,        March 31,
                                                   2002 (A)        (A) - (B)      (A) - (C)         2001 (B)          2002 (C)
   ----------------------------------------------------------------------------------------------------------------------------
   Special internal reserves                          11,151          (4,740)         (1,953)          15,891            13,104
   ----------------------------------------------------------------------------------------------------------------------------
   Allowance for bad debts                             1,089             230             195              858               893
   ----------------------------------------------------------------------------------------------------------------------------

3. Coverage Ratio against Risk-Monitored Loans

   [Consolidated]                                                                                           (in millions of yen)
   ------------------------------------------------------------------------------------------------------------------------------
                                                    As of          Increase/      Increase/          As of              As of
                                                September 30,     (Decrease)      (Decrease)     September 30,        March 31,
                                                   2002 (A)        (A) - (B)      (A) - (C)         2001 (B)          2002 (C)
   ------------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses(I)                1,498,277        (157,592)        (161,363)       1,655,869         1,659,640
   Risk-monitored loans(II)                    3,475,124        (924,722)        (571,493)       4,399,847         4,046,618
   Coverage ratio(I)/(II)                          43.11%           5.47%            2.10%           37.63%            41.01%
   ------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

4. Disclosed Claims under the Financial Reconstruction Law ("FRL")

   [Banking and Trust accounts: Total of the 2 Banks]                                             (in millions of yen)
   -------------------------------------------------------------------------------------------------------------------
                                                 As of        Increase/      Increase/         As of           As of
                                             September 30,    (Decrease)    (Decrease)     September 30,     March 31,
                                                2002 (A)      (A) - (B)      (A) - (C)        2001 (B)        2002 (C)
   --------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and substantially
     bankrupt debtors                             402,112         (6,058)      (16,968)         408,171         419,080
   --------------------------------------------------------------------------------------------------------------------
    Claims under high risk                      1,386,657       (784,821)     (546,904)       2,171,479       1,933,561
   --------------------------------------------------------------------------------------------------------------------
    Claims under close observation              1,886,287       (173,063)      (30,551)       2,059,350       1,916,838
   --------------------------------------------------------------------------------------------------------------------
    Total (1)                                   3,675,056       (963,944)     (594,424)       4,639,001       4,269,481
   --------------------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------------------
    Normal claims                              46,231,912        350,199    (1,900,021)      45,881,713      48,131,933
   --------------------------------------------------------------------------------------------------------------------

5.  Status of Secured Coverage on Disclosed Claims under the FRL

    [Banking and Trust accounts: Total of the 2 Banks]                                                (in millions of yen)
    ------------------------------------------------------------------------------------------------------------------------
                                                As of         Increase/       Increase/           As of             As of
                                            September 30,     (Decrease)     (Decrease)       September 30,       March 31,
                                               2002 (A)       (A) - (B)       (A) - (C)          2001 (B)          2002 (C)
    ------------------------------------------------------------------------------------------------------------------------
    Secured coverage amount (2)                 2,801,459      (603,083)      (440,595)         3,404,542         3,242,054
      ----------------------------------------------------------------------------------------------------------------------
      Allowance for loan losses                   877,778      (188,897)      (181,461)         1,066,676         1,059,240
      ----------------------------------------------------------------------------------------------------------------------
      Reserve for financial support to
        specific borrowers                            250          (275)          (187)               526               437
      ----------------------------------------------------------------------------------------------------------------------
      Collateral, guarantees, etc.              1,923,429      (413,910)      (258,946)         2,337,340         2,182,375
      ----------------------------------------------------------------------------------------------------------------------
    ------------------------------------------------------------------------------------------------------------------------
    Secured coverage ratio (2)/(1)                  76.22%         2.83%          0.29%             73.38%            75.93%
    ------------------------------------------------------------------------------------------------------------------------

    Secured Coverage of each category of Disclosed Claims under the FRL

    [Banking and Trust accounts: Total of the 2 Banks]                                                          (in millions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                     Reserve for      Collectable
                                                                     financial        amount by
                                                                     support to      collateralized   Coverage ratio  Coverage ratio
                                        Disclosed    Allowance for   specific        and guaranteed   [(B)+(C)]/      [(B)+(C)+(D)]/
         Category                       amount(A)    loan losses(B)  borrowers (C)   loans (D)        [(A)-(D)]       (A)
    --------------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and               402,112        30,277             -          371,813          99.92%           99.99%
    substantially bankrupt debtors      [419,080]      [66,821]            -         [352,254]        [99.99%]         [99.99%]
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under high risk             1,386,657       529,788           250          604,902          67.80%           81.84%
                                      [1,933,561]     [723,307]         [437]        [860,703]        [67.45%]         [81.94%]
    --------------------------------------------------------------------------------------------------------------------------------
    Claims under close observation     1,886,287       317,713             -          946,714          33.81%           67.03%
                                      [1,916,838]     [269,112]            -         [969,417]        [28.40%]         [64.61%]
    --------------------------------------------------------------------------------------------------------------------------------
    Sub total (1)                      3,675,056       877,778           250        1,923,429          50.12%           76.22%
                                      [4,269,481]   [1,059,240]         [437]      [2,182,375]        [50.77%]         [75.93%]
    --------------------------------------------------------------------------------------------------------------------------------
    Normal claims                     46,231,912
                                     [48,131,933]
    --------------------------------------------------------------------------------------------------------------------------------
    Total (2)                         49,906,969
                                     [52,401,415]
    --------------------------------------------------------------------------------------------------------------------------------
    Sub total (1)/Total (2)                 7.36%
                                           [8.14%]
    --------------------------------------------------------------------------------------------------------------------------------

    Note:    The upper figures are as of September 30, 2002. The lower figures with bracket are as of March 31, 2002.

                                          Mitsubishi Tokyo Financial Group, Inc.

6. Progress in the Disposal of Problem Assets  [Banking and Trust accounts:
   Total of the 2 Banks](excluding claims under close observation)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL                              (in billions of yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                 As of           As of         As of           As of          As of
                                             September 30,     March 31,   September 30,     March 31,    September 30,      (b)-(a)
                                                  2000           2001           2001          2002(a)        2002(b)
     -------------------------------------------------------------------------------------------------------------------------------
     Claims to bankrupt and substantially
     bankrupt debtors                             513.6          280.6          274.1          213.9          253.7            39.7
     -------------------------------------------------------------------------------------------------------------------------------
     Claims under high risk                     1,580.2        1,400.4        1,141.7          840.7          381.8          (458.8)
     -------------------------------------------------------------------------------------------------------------------------------
     Total                                      2,093.8        1,681.0        1,415.8        1,054.6          635.6          (419.0)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (A)             (B)

     Note: The figures as of September 30, 2002 include assets of 134.3 billion yen which facilitates the final disposal of problem assets.

     Progress in the disposal of problem assets (in billions of yen)
     --------------------------------------------------------------
                                          First half of fiscal 2002
     --------------------------------------------------------------
     Disposition by borrower's liquidation                      2.8
     --------------------------------------------------------------
     Re-constructive disposition                               15.9
     --------------------------------------------------------------
     Improvements of financial status due to
     re-constructive disposition                               67.4
     --------------------------------------------------------------
     Loan sales to secondary market                           106.4
     --------------------------------------------------------------
     Write-off                                                 66.3
     --------------------------------------------------------------
     Other                                                    159.9
     --------------------------------------------------------------
          Collection of claims                                 66.6
          ---------------------------------------------------------
          Improvements of financial status                     93.3
     --------------------------------------------------------------
     Total                                                    419.0(B)
     --------------------------------------------------------------

     Note: "Improvements of financial status due to re-constructive disposition" were included in "Other" in the disclosure for the year ended March 31, 2001.

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL               (in billions of yen)
    --------------------------------------------------------------------------------------------------------------------------------
                                                      As of           As of          As of           As of
                                                    March 31,     September 30,    March 31,     September 30,     (b) - (a)
                                                       2001           2001          2002(a)         2002(b)
    --------------------------------------------------------------------------------------------------------------------------------
     Claims to bankrupt and substantially
     bankrupt debtors                                117.9          103.8            99.2           46.9             (52.2)
    --------------------------------------------------------------------------------------------------------------------------------
     Claims under high risk                          769.0          693.0           538.9          346.0            (192.8)
    --------------------------------------------------------------------------------------------------------------------------------
     Total                                           887.0          796.8           638.1          393.0            (245.0)
    --------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (C)               (D)

     Note: The figures as of September 30, 2002 include assets of 22.0 billion yen which facilitates the final disposal of problem assets.

     Progress in the disposal of problem assets (in billions of yen)
     --------------------------------------------------------------
                                          First half of fiscal 2002
     --------------------------------------------------------------
     Disposition by borrower's liquidation                      3.8
     --------------------------------------------------------------
     Re-constructive disposition                               12.7
     --------------------------------------------------------------
     Improvements of financial status due to
     re-constructive position                                  40.6
     --------------------------------------------------------------
     Loan sales to secondary market                            84.1
     --------------------------------------------------------------
     Write-off                                                 19.0
     --------------------------------------------------------------
     Other                                                     84.5
          ---------------------------------------------------------
          Collection of claims                                 48.5
          ---------------------------------------------------------
          Improvements of financial status                     36.0
     --------------------------------------------------------------
     Total                                                    245.0(D)
     --------------------------------------------------------------

   Note: "Improvements of financial status due to re-constructive disposition" were included in "Other" in the disclosure for the year ended March 31, 2001.

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL (in billions of yen)
    ----------------------------------------------------------------------------------------------------------------
                                                  As of             As of           As of
                                              September 30,       March 31,     September 30,       (b)-(a)
                                                   2001            2002(a)         2002(b)
    ----------------------------------------------------------------------------------------------------------------
     Claims to bankrupt and substantially
     bankrupt debtors                               30.2             42.1             27.9            (14.1)
     ---------------------------------------------------------------------------------------------------------------
     Claims under high risk                        336.7            169.8            101.2            (68.6)
     ---------------------------------------------------------------------------------------------------------------
     Total                                         366.9            212.0            129.2            (82.8)
    ----------------------------------------------------------------------------------------------------------------
                                                                                      (E)              (F)

   Note: The figures as of September 30, 2002 include assets of 18.9 billion yen which facilitates the final disposal of problem assets.

     Progress in the disposal of problem assets     (in billions of yen)
     -------------------------------------------------------------------
                                               First half of fiscal 2002
     -------------------------------------------------------------------
     Disposition by borrower's liquidation                           1.3
     -------------------------------------------------------------------
     Re-constructive disposition                                     4.7
     -------------------------------------------------------------------
     Improvements of financial status due to
     re-constru-tive disposition                                       -
     -------------------------------------------------------------------
     Loan sales to secondary market                                 26.4
     -------------------------------------------------------------------
     Write-off                                                       8.6
     -------------------------------------------------------------------
     Other                                                          41.6
          --------------------------------------------------------------
          Collection of claims                                      37.2
          --------------------------------------------------------------
          Improvements of financial status                           4.3
     -------------------------------------------------------------------
     Total                                                          82.8 (F)
     -------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

                                                                                        (in billions of yen)
--------------------------------------------------------------------------------------------------------------
                                                              As of                As of
                                                            March 31,          September 30,         (b) - (a)
                                                             2002(a)              2002(b)
--------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially bankrupt debtors          63.6                44.4               (19.2)
--------------------------------------------------------------------------------------------------------------
Claims under high risk                                        384.0               190.9              (193.1)
--------------------------------------------------------------------------------------------------------------
Total                                                         447.7               235.3              (212.4)
--------------------------------------------------------------------------------------------------------------
                                                                                (G)                 (H)

Note: The figures as of September 30, 2002 include assets of 33.5 billion yen which facilitates the final disposal of problem assets.

Progress in the disposal of problem assets          (in billions of yen)
------------------------------------------------------------------------
                                               First half of fiscal 2002
------------------------------------------------------------------------
Disposition by borrower's liquidation                               7.5
------------------------------------------------------------------------
Re-constructive disposition                                        19.6
------------------------------------------------------------------------
Improvements of financial status due to
reconstructive disposition                                            -
------------------------------------------------------------------------
Loan sales to secondary market                                      6.9
------------------------------------------------------------------------
Write-off                                                           28.6
------------------------------------------------------------------------
Other                                                             149.6
     -------------------------------------------------------------------
     Collection of claims                                          80.5
     -------------------------------------------------------------------
     Improvements of financial status                              69.1
------------------------------------------------------------------------
Total                                                             212.4 (H)
------------------------------------------------------------------------

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                          (in billions of yen)
------------------------------------------------------------------------------
                                                       As of September 30,2002
------------------------------------------------------------------------------
Claims to bankrupt and substantially bankrupt debtors                     28.9
------------------------------------------------------------------------------
Claims under high risk                                                   366.5
------------------------------------------------------------------------------
Total                                                                    395.5 (I)
------------------------------------------------------------------------------

Note: The figures as of September 30, 2002 include assets of 18.6 billion yen which facilitates the final disposal of problem assets.

(Reference)
The transition of problem assets based on the FRL                                                  (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                        As of          As of         As of          As of         As of
                                     September 30,    March 31,   September 30,    March 31,   September 30,  (b) - (a)
                                        2000(a)         2001          2001           2002         2002(b)
-----------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                          513.6         398.6         408.1          419.0         402.1        (115.5)
-----------------------------------------------------------------------------------------------------------------------
Claims under high risk                  1,580.2       2,169.4       2,171.4        1,933.5       1,386.6        (193.5)
-----------------------------------------------------------------------------------------------------------------------
Total                                   2,093.8       2,568.0       2,579.6        2,352.6       1,788.7        (305.1)(J=A+C+E+G+I)
-----------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

7. Classification of Loans by Type of Industry

(1) Loan by type of industry [Total of the 2 Banks]                                                             (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                       As of          Increase/         Increase/         As of             As of
                                                   September 30,      (Decrease)       (Decrease)     September 30,       March 31,
                                                     2002 (A)         (A) - (B)         (A) - (C)       2001 (B)          2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans booked
      at offshore markets)                          37,161,574          534,709         (920,459)     36,626,865        38,082,034
------------------------------------------------------------------------------------------------------------------------------------
      Manufacturing                                  5,678,302         (158,149)        (157,097)      5,836,451         5,835,399
------------------------------------------------------------------------------------------------------------------------------------
      Agriculture                                       16,558           (3,972)          (2,032)         20,530            18,590
------------------------------------------------------------------------------------------------------------------------------------
      Forestry                                           5,384             (159)            (371)          5,543             5,755
------------------------------------------------------------------------------------------------------------------------------------
      Fishery                                           19,495            5,375            4,071          14,120            15,424
------------------------------------------------------------------------------------------------------------------------------------
      Mining                                            41,143           (3,314)          (7,253)         44,457            48,396
------------------------------------------------------------------------------------------------------------------------------------
      Construction                                   1,343,753         (190,296)        (126,493)      1,534,049         1,470,696
------------------------------------------------------------------------------------------------------------------------------------
      Utilities                                        372,961          (42,957)         (15,010)        415,918           387,971
------------------------------------------------------------------------------------------------------------------------------------
      Transportation and Communication               1,978,408           82,979          141,041       1,895,429         1,837,367
------------------------------------------------------------------------------------------------------------------------------------
      Wholesale, Retail and Restaurant               5,485,401         (438,278)        (133,460)      5,923,679         5,618,861
------------------------------------------------------------------------------------------------------------------------------------
      Banks and other financial institutions         4,213,795          455,599           28,176       3,758,196         4,185,619
------------------------------------------------------------------------------------------------------------------------------------
      Real estate                                    4,653,287         (411,459)        (296,170)      5,064,746         4,949,457
------------------------------------------------------------------------------------------------------------------------------------
      Services                                       4,326,698         (391,258)        (220,053)      4,717,956         4,546,751
------------------------------------------------------------------------------------------------------------------------------------
      Municipal government                             292,338         (107,763)          36,980         400,101           255,358
------------------------------------------------------------------------------------------------------------------------------------
      Other industries                               8,734,045        1,738,369         (172,335)      6,995,676         8,906,381
------------------------------------------------------------------------------------------------------------------------------------
Overseas offices and loans booked at
      offshore markets                               5,794,347         (227,093)        (785,471)      6,021,441         6,579,819
------------------------------------------------------------------------------------------------------------------------------------
                     Total                          42,955,922          307,616       (1,705,931)     42,648,306        44,661,854
------------------------------------------------------------------------------------------------------------------------------------

(2) Domestic consumer loans [Total of the 2 Banks]                                                              (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                       As of          Increase/         Increase/         As of             As of
                                                   September 30,      (Decrease)       (Decrease)     September 30,       March 31,
                                                     2002 (A)         (A) - (B)         (A) - (C)       2001 (B)          2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Total domestic consumer loans                        7,253,420          520,653          273,823       6,732,767         6,979,596
    --------------------------------------------------------------------------------------------------------------------------------
    Housing loans                                    6,697,632          588,499          321,627       6,109,133         6,376,005
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                             555,787          (67,846)         (47,803)        623,633           603,591
------------------------------------------------------------------------------------------------------------------------------------

(3) Domestic loans to small and medium-sized companies [Total of the 2 Banks]                                   (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                       As of           Increase/        Increase/         As of             As of
                                                   September 30,       (Decrease)      (Decrease)     September 30,       March 31,
                                                     2002 (A)          (A) - (B)        (A) - (C)       2001 (B)          2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized companies  20,885,689         (843,700)        (755,977)     21,729,389        21,641,666
------------------------------------------------------------------------------------------------------------------------------------
Percentage to total domestic loans                       56.20%           (3.12)%          (0.62)%         59.32%            56.82%
------------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

(4) Loan by type of industry [Trust accounts]                                                               (in millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                             As of        Increase/     Increase/        As of         As of
                                                         September 30,   (Decrease)    (Decrease)    September 30,    March 31,
                                                           2002 (A)       (A) - (B)     (A) - (C)      2001 (B)       2002 (C)
--------------------------------------------------------------------------------------------------------------------------------
 Domestic offices (excluding loans
   booked at offshore markets)                               1,178,974     (123,569)     (204,463)       1,302,544     1,383,437
 -------------------------------------------------------------------------------------------------------------------------------
   Manufacturing                                               79,476      (16,516)      (24,019)          95,992       103,495
 -------------------------------------------------------------------------------------------------------------------------------
   Agriculture                                                      -            -             -                -             -
 -------------------------------------------------------------------------------------------------------------------------------
   Forestry                                                        33           (8)           (4)              41            37
 -------------------------------------------------------------------------------------------------------------------------------
   Fishery                                                        957         (790)         (385)           1,747         1,342
 -------------------------------------------------------------------------------------------------------------------------------
   Mining                                                         223         (637)          (98)             860           321
 -------------------------------------------------------------------------------------------------------------------------------
   Construction                                                11,837      (10,070)       (6,097)          21,907        17,934
 -------------------------------------------------------------------------------------------------------------------------------
   Utilities                                                  152,233      (30,779)      (25,296)         183,012       177,529
 -------------------------------------------------------------------------------------------------------------------------------
   Transportation and Communication                           160,084       (4,257)      (12,309)         164,341       172,393
 -------------------------------------------------------------------------------------------------------------------------------
   Wholesale, Retail and Restaurant                            15,269      (14,148)       (9,880)          29,417        25,149
 -------------------------------------------------------------------------------------------------------------------------------
   Banks and other financial institutions                     148,887       72,733        86,912           76,154        61,975
 -------------------------------------------------------------------------------------------------------------------------------
   Real estate                                                 89,161      (44,203)      (22,618)         133,364       111,779
 -------------------------------------------------------------------------------------------------------------------------------
   Services                                                    67,995       (4,852)      (17,080)          72,847        85,075
 -------------------------------------------------------------------------------------------------------------------------------
   Municipal government                                        40,453       (1,923)         (891)          42,376        41,344
 -------------------------------------------------------------------------------------------------------------------------------
   Other industries                                           412,359      (68,115)     (172,697)         480,474       585,056
--------------------------------------------------------------------------------------------------------------------------------
 Overseas offices and loans booked
        at offshore markets                                         -            -             -                -             -
--------------------------------------------------------------------------------------------------------------------------------
               Total                                        1,178,974     (123,569)     (204,463)       1,302,544     1,383,437
--------------------------------------------------------------------------------------------------------------------------------

(5) Domestic consumer loans [Trust accounts]                                                                (in millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                             As of       Increase/      Increase/        As of           As of
                                                         September 30,   (Decrease)    (Decrease)    September 30,     March 31,
                                                           2002 (A)      (A) - (B)      (A) - (C)      2001 (B)        2002 (C)
--------------------------------------------------------------------------------------------------------------------------------
 Total domestic consumer loans                                291,362      (49,775)      (25,250)         341,137       316,612
   -----------------------------------------------------------------------------------------------------------------------------
   Housing loans                                              287,524      (48,504)      (24,697)         336,028       312,222
   -----------------------------------------------------------------------------------------------------------------------------
   Others                                                       3,837       (1,270)         (552)           5,108         4,390
--------------------------------------------------------------------------------------------------------------------------------

(6) Domestic loans to small and medium-sized companies  [Trust accounts]                                    (in millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                             As of       Increase/      Increase/        As of           As of
                                                         September 30,   (Decrease)    (Decrease)    September 30,     March 31,
                                                           2002 (A)      (A) - (B)      (A) - (C)      2001 (B)        2002 (C)
--------------------------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized companies            670,002      (34,352)     (113,603)         704,354       783,605
--------------------------------------------------------------------------------------------------------------------------------
Percentage to total domestic loans                              56.82%        2.75%         0.18%           54.07%        56.64%
--------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

8. Foreign Loans

(1) Loan to specific foreign borrowers  [Total of the 2 Banks]                   (in millions of yen except number of countries)
--------------------------------------------------------------------------------------------------------------------------------
                                                             As of        Increase/    Increase/         As of          As of
                                                         September 30,   (Decrease)    (Decrease)    September 30,    March 31,
                                                            2002 (A)     (A) - (B)     (A) - (C)       2001 (B)        2002 (C)
--------------------------------------------------------------------------------------------------------------------------------
Loan to specific foreign borrowers                             75,987       (8,373)      (56,057)        84,361         132,045
--------------------------------------------------------------------------------------------------------------------------------
Number of countries                                                10            1            (1)             9              11
--------------------------------------------------------------------------------------------------------------------------------

(2) Loan to Asian countries  [Total of the 2 Banks]                                                         (in millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                            As of         Increase/    Increase/         As of          As of
                                                        September 30,    (Decrease)    (Decrease)    September 30,    March 31,
                                                           2002 (A)       (A) - (B)    (A) - (C)       2001 (B)        2002 (C)
--------------------------------------------------------------------------------------------------------------------------------
  Thailand                                                    246,826      (23,332)      (31,766)       270,158         278,592
  Indonesia                                                   145,541      (48,346)      (38,289)       193,888         183,830
  Malaysia                                                    111,603       26,764        (8,865)        84,838         120,469
  Philippines                                                  65,997       (5,305)      (10,179)        71,302          76,176
  South Korea                                                 107,368       11,864        14,843         95,503          92,524
  Singapore                                                   273,014      (17,317)      (41,976)       290,332         314,991
  Hong Kong                                                   392,566      (38,714)      (74,452)       431,280         467,018
  China                                                       221,739       (8,294)      (24,589)       230,034         246,329
  Taiwan                                                       36,157       (6,475)         (388)        42,633          36,545
  Others                                                       54,679      (17,144)      (18,548)        71,823          73,227
--------------------------------------------------------------------------------------------------------------------------------
  Total                                                     1,655,494     (126,302)     (234,211)     1,781,796       1,889,705
--------------------------------------------------------------------------------------------------------------------------------

(3) Loan to Latin American countries  [Total of the 2 Banks]                                                (in millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                             As of        Increase/    Increase/         As of          As of
                                                         September 30,   (Decrease)    (Decrease)    September 30,    March 31,
                                                            2002 (A)     (A) - (B)     (A) - (C)       2001 (B)        2002 (C)
--------------------------------------------------------------------------------------------------------------------------------
  Argentina                                                    66,123      (23,052)      (18,441)        89,175          84,564
  Brazil                                                       84,577       (1,606)         (894)        86,183          85,472
  Mexico                                                      108,970       29,433           162         79,537         108,808
  Caribbean countries                                         426,368      (27,110)      (38,467)       453,479         464,836
  Others                                                      116,750      (21,407)      (35,107)       138,158         151,858
--------------------------------------------------------------------------------------------------------------------------------
  Total                                                       802,790      (43,743)      (92,750)       846,533         895,540
--------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

9. Loans and deposits   [Total of the 2 Banks]


                                                                                                            (in millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                             As of        Increase/     Increase/        As of           As of
                                                         September 30,   (Decrease)    (Decrease)    September 30,     March 31,
                                                            2002 (A)      (A) - (B)     (A) - (C)       2001 (B)       2002 (C)
--------------------------------------------------------------------------------------------------------------------------------
  Deposits (ending balance)                                56,882,076    4,128,044       264,392       52,754,031    56,617,684
--------------------------------------------------------------------------------------------------------------------------------
  Deposits (average balance)                               56,618,194    3,529,234     2,451,312       53,088,960    54,166,881
--------------------------------------------------------------------------------------------------------------------------------
  Loans (ending balance)                                   42,955,922      307,615    (1,705,932)      42,648,306    44,661,854
--------------------------------------------------------------------------------------------------------------------------------
  Loans (average balance)                                  43,386,616      513,112       (45,421)      42,873,503    43,432,037
--------------------------------------------------------------------------------------------------------------------------------

10. Domestic deposits  [Total of the 2 Banks]

                                                                                                            (in millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                             As of        Increase/     Increase/        As of           As of
                                                         September 30,   (Decrease)    (Decrease)    September 30,     March 31,
                                                            2002 (A)      (A) - (B)     (A) - (C)       2001 (B)       2002 (C)
--------------------------------------------------------------------------------------------------------------------------------
  Domestic deposits                                        50,028,304    5,824,944     1,193,136       44,203,359    48,835,167
     ---------------------------------------------------------------------------------------------------------------------------
     Individuals                                           30,888,443    4,219,256     1,378,554       26,669,186    29,509,889
     ---------------------------------------------------------------------------------------------------------------------------
     Corporations and others                               19,139,860    1,605,687      (185,418)      17,534,172    19,325,278
--------------------------------------------------------------------------------------------------------------------------------

  Note: Excluding negotiable certificates of deposit, deposits of overseas offices, and JOM accounts.

11. Number of Employees  [Total of the 2 Banks]

--------------------------------------------------------------------------------------------------------------------------------
                                                             As of        Increase/     Increase/        As of          As of
                                                         September 30,   (Decrease)    (Decrease)    September 30,    March 31,
                                                            2002 (A)      (A) - (B)     (A) - (C)       2001 (B)      2002 (C)
--------------------------------------------------------------------------------------------------------------------------------
  Number of Employees                                          22,303         (739)           42           23,042        22,261
--------------------------------------------------------------------------------------------------------------------------------

12. Number of Offices  [Total of the 2 Banks]

--------------------------------------------------------------------------------------------------------------------------------
                                                             As of        Increase/     Increase/        As of          As of
                                                         September 30,   (Decrease)    (Decrease)    September 30,    March 31,
                                                            2002 (A)      (A) - (B)     (A) - (C)       2001 (B)      2002 (C)
--------------------------------------------------------------------------------------------------------------------------------
  Domestic:                                                       342          (28)           (9)             370           351
     ---------------------------------------------------------------------------------------------------------------------------
     Head office and Branches                                     314          (15)           (7)             329           321

     Sub-branches & Agencies                                       28          (13)           (2)              41            30
--------------------------------------------------------------------------------------------------------------------------------
  Overseas:                                                        83           (1)            -               84            83
     ---------------------------------------------------------------------------------------------------------------------------
     Branches                                                      49            -             -               49            49

     Sub-branches                                                  14            -             -               14            14

     Representative offices                                        20           (1)            -               21            20
--------------------------------------------------------------------------------------------------------------------------------
  Total                                                           425          (29)           (9)             454           434
--------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

13. Employees' Retirement Benefits

 (1) Benefit obligation

                                                                                                     (in millions of yen)
   ----------------------------------------------------------------------------------------------------------------------
                                                                                                             As of
                                                                                                      September 30, 2002
   ----------------------------------------------------------------------------------------------------------------------
   Retirement benefits obligation at beginning of the period                          (A-B+C+D+G+J)            1,067,410
     Discount rate:
     Domestic subsidiaries 2.2%~3.0%, Overseas subsidiaries 7.25%~7.5%
     --------------------------------------------------------------------------------------------------------------------
     Fair value of plan assets at beginning of the period                             (A)                        771,758
     --------------------------------------------------------------------------------------------------------------------
     Prepaid pension cost at beginning of the period                                  (B)                         41,960
     --------------------------------------------------------------------------------------------------------------------
     Reserve for employees' retirement benefits at beginning of the period            (C)                         26,494
     --------------------------------------------------------------------------------------------------------------------
     Unrecognized net obligation by the change of accounting policy at beginning
      of the period                                                                   (D)                         54,425
        -----------------------------------------------------------------------------------------------------------------
        Amortization for the current period (Amortized period mainly 5 years)         (E)                          9,070
        -----------------------------------------------------------------------------------------------------------------
        Unrecognized net obligation at end of the interim period                      (F)                         45,354
     --------------------------------------------------------------------------------------------------------------------
     Unrecognized prior service cost at beginning of the period                       (G)                        (12,830)
        -----------------------------------------------------------------------------------------------------------------
        Amortization for the current period (Amortized period mainly 10 years)        (H)                           (725)
        -----------------------------------------------------------------------------------------------------------------
        Unrecognized net obligation at end of the interim period                      (I)                        (12,104)
     --------------------------------------------------------------------------------------------------------------------
     Unrecognized net actuarial (gain) loss at beginning of the period                (J)                        269,522
        -----------------------------------------------------------------------------------------------------------------
        Amortization for the current period (Amortized period mainly 10 years)        (K)                         13,245
        -----------------------------------------------------------------------------------------------------------------
        Unrecognized net actuarial (gain) loss at end of the interim period           (L)                        256,276
   ----------------------------------------------------------------------------------------------------------------------
     Net amount unrecognized at beginning of period                                   (M)(D+G+J)                 311,117
   ----------------------------------------------------------------------------------------------------------------------
     Net amount amortized during the period                                           (N)(E+H+K)                  21,590
   ----------------------------------------------------------------------------------------------------------------------
     Net amount unrecognized at end of period                                         (O)(M-N)                   289,526
   ----------------------------------------------------------------------------------------------------------------------

Note: Discount rates of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi
      Trust and Banking Corporation are 2.5% and 2.4%, respectively.

 (2) Net periodic pension cost

                                                                                                     (in millions of yen)
   ----------------------------------------------------------------------------------------------------------------------
                                                                                                For the six months ended
                                                                                                   September 30, 2002
   ----------------------------------------------------------------------------------------------------------------------
   Net periodic cost of the employees' retirement benefits                                                       40,550
     --------------------------------------------------------------------------------------------------------------------
     Service cost                                                                                                14,760
     --------------------------------------------------------------------------------------------------------------------
     Interest cost                                                                                               15,038
     --------------------------------------------------------------------------------------------------------------------
     Expected return on plan assets                                                                             (16,440)
     --------------------------------------------------------------------------------------------------------------------
     Amortization of net obligation at transition                                                                 9,070
     --------------------------------------------------------------------------------------------------------------------
     Amortization of prior service cost                                                                            (725)
     --------------------------------------------------------------------------------------------------------------------
     Amortization of net actuarial loss                                                                          13,245
     --------------------------------------------------------------------------------------------------------------------
     Other                                                                                                        5,601
   ----------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

14. Earning Projections for the Fiscal Year Ending March 31, 2003

[Consolidated]                                             (in billions of yen)
-------------------------------------------------------------------------------
                               For the year ending    For the six months ended
                                 March 31, 2003          September 30, 2002
-------------------------------------------------------------------------------
  Ordinary income                        2,900.0                      1,425.4
-------------------------------------------------------------------------------
  Ordinary loss                           (165.0)                      (193.3)
-------------------------------------------------------------------------------
  Net loss                                (185.0)                      (188.0)
-------------------------------------------------------------------------------

[Non-consolidated]                                         (in billions of yen)
-------------------------------------------------------------------------------
                               For the year ending    For the six months ended
                                 March 31, 2003          September 30, 2002
-------------------------------------------------------------------------------
  Operating income                          26.0                         24.1
-------------------------------------------------------------------------------
  Ordinary profit                           22.0                         22.3
-------------------------------------------------------------------------------
  Net income                                22.0                         22.0
-------------------------------------------------------------------------------

                                                                            MTFG


                     Selected Interim Financial Information

                               under Japanese GAAP

                    For the Fiscal Year Ending March 31, 2003













                       The Bank of Tokyo-Mitsubishi, Ltd.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)


                                   [Contents]

1  Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2003


   1. Consolidated Balance Sheets                                                                                   ........  16
   2. Consolidated Statements of Operations                                                                         ........  17
   3. Consolidated Statements of Retained Earnings                                                                  ........  18
   4. Notional principal or contract amount, market value and valuation gains (losses) on derivatives               ........  19
                                                                                                   [Consolidated]
   5. Financial Results                                                         [Consolidated], [Non-Consolidated]  ........  22
   6. Average interest rate spread                                              [Non-Consolidated]                  ........  24
   7. Valuation Differences on Securities                                       [Consolidated]                      ........  24
   8. Risk-Adjusted Capital Ratio Based on the Standards of the BIS             [Consolidated]                      ........  25


2  Loan Portfolio and Other

   1. Risk-Monitored Loans                                                      [Consolidated], [Non-Consolidated]  ........  26
   2. Allowance for Loan Losses                                                 [Consolidated], [Non-Consolidated]  ........  28
   3. Coverage Ratio against Risk-Monitored Loans                               [Consolidated], [Non-Consolidated]  ........  28
   4. Disclosed Claims under the Financial Reconstruction Law("FRL")            [Non-Consolidated]                  ........  29
   5. Status of Secured Coverage on Disclosed Claims under the FRL              [Non-Consolidated]                  ........  29
   6. Progress in the Disposal of Problem Assets                                [Non-Consolidated]                  ........  30
   7. Classification of Loans by Type of Industry                               [Non-Consolidated]                  ........  32
   8. Loans and deposits                                                        [Non-Consolidated]                  ........  33
   9. Domestic deposits                                                         [Non-Consolidated]                  ........  33
   10. Number of Employees                                                      [Non-Consolidated]                  ........  33
   11. Number of Offices                                                        [Non-Consolidated]                  ........  33
   12. Earning Projections for the Fiscal Year Ending March 31, 2003            [Consolidated], [Non-Consolidated]  ........  34

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending
  March 31, 2003

(Japanese GAAP)

  1. Consolidated Balance Sheets

  -------------------------------------------------------------------------------------------------------------------------------
                                                               As of September 30,       Increase/   As of March 31,   Increase/
                                                              2002(A)       2001(B)     (Decrease)       2002(C)       (Decrease)
  (in millions of yen)                                                                   (A) - (B)                     (A) - (C)
  -------------------------------------------------------------------------------------------------------------------------------
  Assets:
    Cash and due from banks                                  5,682,723     6,890,561    (1,207,838)     6,046,692       (363,969)
    Call loans and bills bought                                771,207     1,046,019      (274,811)     1,532,567       (761,360)
    Receivables under resale agreements                      1,028,771     2,362,136    (1,333,364)     1,048,130        (19,359)
    Receivables under securities borrowing transactions      1,438,229             -     1,438,229              -      1,438,229
    Commercial paper and other debt purchased                  520,074       373,780       146,293        451,737         68,336
    Trading assets                                           5,062,812     6,580,759    (1,517,946)     4,929,662        133,149
    Money held in trust                                        323,554       293,226        30,327        304,060         19,493
    Investment securities                                   16,301,106    14,144,331     2,156,774     16,766,117       (465,011)
    Allowance for losses on investment securities               (4,125)          (61)       (4,064)        (1,500)        (2,625)
    Loans and bills discounted                              38,142,802    37,470,702       672,100     39,994,893     (1,852,090)
    Foreign exchanges                                          600,159       736,994      (136,834)       546,574         53,584
    Other assets                                             2,173,366     3,689,591    (1,516,224)     3,407,899     (1,234,532)
    Premises and equipment                                     823,145       805,772        17,372        792,720         30,424
    Deferred debenture discounts and other costs                    30           535          (504)           158           (128)
    Deferred tax assets                                        858,781       857,809           972        763,281         95,499
    Customers' liabilities for acceptances and guarantees    4,952,501     5,236,573      (284,072)     5,394,983       (442,482)
    Allowance for loan losses                               (1,122,543)   (1,278,525)      155,981     (1,259,662)       137,118
  -------------------------------------------------------------------------------------------------------------------------------
        Total assets                                        77,552,596    79,210,208    (1,657,611)    80,718,319     (3,165,722)
  ===============================================================================================================================
  Liabilities:
    Deposits                                                49,471,557    45,426,959     4,044,598     49,329,946        141,611
    Negotiable certificates of deposit                       1,779,897     1,727,342        52,555      1,955,432       (175,534)
    Debentures                                               1,198,394     3,000,699    (1,802,304)     2,275,570     (1,077,175)
    Call money and bills sold                                2,319,399     2,810,150      (490,751)     3,610,489     (1,291,090)
    Payables under repurchase agreements                     3,091,593     2,951,584       140,009      3,050,219         41,373
    Payables under securities lending transactions           1,805,370             -     1,805,370              -      1,805,370
    Commercial paper                                           368,040       631,718      (263,678)       339,367         28,672
    Trading liabilities                                      1,818,463     3,930,513    (2,112,050)       574,197      1,244,266
    Borrowed money                                           1,453,198     1,464,475       (11,276)     1,617,957       (164,758)
    Foreign exchanges                                          628,159       567,249        60,909        490,543        137,615
    Bonds and notes                                          3,075,318     2,856,975       218,343      3,053,783         21,535
    Convertible bonds                                                -       445,361      (445,361)       445,361       (445,361)
    Bonds with warrants                                        540,775             -       540,775              -        540,775
    Other liabilities                                        2,188,628     5,217,750    (3,029,121)     5,531,978     (3,343,350)
    Reserve for employees' bonuses                              12,802        11,965           837         10,186          2,616
    Reserve for employees' retirement benefits                  24,840        11,984        12,855         13,017         11,823
    Reserve for losses on real estate-collateralized
      loans sold                                                 1,687        11,565        (9,878)         7,233         (5,546)
    Reserves under special laws                                    540           379           161            436            104
    Deferred tax liabilities                                    53,937        40,062        13,874         46,936          7,000
    Deferred tax liabilities on land revaluation excess        126,371       129,473        (3,101)       128,249         (1,878)
    Acceptances and guarantees                               4,952,501     5,236,573      (284,072)     5,394,983       (442,482)
  -------------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                   74,911,480    76,472,785    (1,561,304)    77,875,894     (2,964,413)
  -------------------------------------------------------------------------------------------------------------------------------
  Minority interest                                            337,590       189,432       148,158        201,655        135,935
  -------------------------------------------------------------------------------------------------------------------------------
  Shareholder's equity:
    Capital stock                                              785,969       785,969             -        785,969              -
    Capital surplus                                            595,925       595,925             -        595,925              -
    Retained earnings                                          837,738     1,059,642      (221,903)     1,026,305       (188,566)
    Land revaluation excess                                    206,289       211,425        (5,136)       209,355         (3,066)
    Unrealized gains (losses) on securities available
      for sale                                                 (47,328)      (42,767)       (4,561)        46,260        (93,589)
    Foreign currency translation adjustments                   (75,067)      (62,203)      (12,863)       (23,046)       (52,021)
  -------------------------------------------------------------------------------------------------------------------------------
        Total shareholder's equity                           2,303,525     2,547,991      (244,466)     2,640,770       (337,244)
  -------------------------------------------------------------------------------------------------------------------------------
        Total liabilities, minority interest
            and shareholder's equity                        77,552,596    79,210,208    (1,657,611)    80,718,319     (3,165,722)
  ===============================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

   2. Consolidated Statements of Operations

   --------------------------------------------------------------------------------------------------------------------
                                                         For the six months ended       Increase/   For the year ended
                                                                September 30,          (Decrease)     March 31, 2002
   (in millions of yen)                                    2002(A)        2001(B)       (A) - (B)
   --------------------------------------------------------------------------------------------------------------------
   Ordinary income:
       Interest income:                                    712,144         968,890      (256,745)            1,828,671
            Interest on loans and discounts                451,593         570,637      (119,043)            1,094,249
            Interest and dividends on securities           105,417         141,905       (36,488)              262,104
            Other interest income                          155,133         256,347      (101,213)              472,318
       Trust fees                                            9,401          10,846        (1,444)               22,064
       Fees and commissions                                177,676         171,291         6,384               351,306
       Trading profits                                      53,480          34,301        19,178                57,319
       Other business income                               111,218          95,461        15,757               173,977
       Other ordinary income                                79,451          68,387        11,064               174,483
   --------------------------------------------------------------------------------------------------------------------
   Total ordinary income                                 1,143,372       1,349,178      (205,805)            2,607,823
   --------------------------------------------------------------------------------------------------------------------
   Ordinary expenses:
       Interest expense:                                   290,445         506,014      (215,569)              908,214
            Interest on deposits                            93,290         219,943      (126,653)              376,580
            Interest on debentures and                       5,707          11,868        (6,160)               20,573
              amortization of debenture discounts
            Other interest expense                         191,447         274,203       (82,755)              511,060
       Fees and commissions                                 30,117          26,459         3,658                56,934
       Trading losses                                       11,185          13,879        (2,693)                5,510
       Other business expenses                              37,575          34,559         3,015                68,469
       General and administrative expenses                 416,701         403,794        12,907               812,163
       Other ordinary expenses                             509,797         587,217       (77,419)              942,423
   --------------------------------------------------------------------------------------------------------------------
   Total ordinary expenses                               1,295,823       1,571,925      (276,101)            2,793,717
   --------------------------------------------------------------------------------------------------------------------
   Ordinary loss                                          (152,450)       (222,746)       70,296              (185,893)
   --------------------------------------------------------------------------------------------------------------------
   Special gains                                            21,969         127,732      (105,763)              153,987
   Special losses                                           13,374           8,437         4,937                22,076
   --------------------------------------------------------------------------------------------------------------------
   Loss before income taxes and others                    (143,855)       (103,450)      (40,405)              (53,981)
   --------------------------------------------------------------------------------------------------------------------
   Income taxes-current                                     34,097          49,764       (15,666)               30,771
   Income taxes-deferred                                   (25,646)       (187,594)      161,948              (147,344)
   Minority interest                                         5,034           8,565        (3,531)               18,681
   --------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                      (157,341)         25,813      (183,155)               43,909
   ====================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

   3. Consolidated Statement of Retained Earnings

   Consolidated Statement of Capital Surplus and Retained Earnings

                                                                            For the six months ended
   (in millions of yen)                                                         September 30,2002
   --------------------------------------------------------------------------------------------------
   Balance of capital surplus at beginning of period                                         595,925

   --------------------------------------------------------------------------------------------------
   Balance of capital surplus at end of period                                               595,925
   --------------------------------------------------------------------------------------------------

   Balance of retained earnings at beginning of period                                     1,026,305

   Increase:                                                                                   5,805
       Reduction in land revaluation excess                                                    3,066
       Change in ownership percentage to a consolidated subsidiary                             2,738
         due to stock reperchase by the subsidiary

   Decrease:                                                                                (194,371)
       Net loss                                                                             (157,341)
       Cash dividends                                                                        (17,384)
       Bonuses to directors of consolidated subsidiaries                                          (3)
       Change in ownership percentage to consolidated subsidiaries and                       (15,896)
         company accounted for by the equity method due to their merger
       Increase in consolidated subsidiaries and companies accounted                          (3,746)
         for by the equity method
   --------------------------------------------------------------------------------------------------
   Balance of retained earnings at end of period                                             837,738
   ==================================================================================================


   Consolidated Statement of Retained Earnings

   -----------------------------------------------------------------------------------------------------------
                                                               For the six months ended    For the year ended
   (in millions of yen)                                            September 30,2001         March 31,2002
   -----------------------------------------------------------------------------------------------------------
   Balance of retained earnings at beginning of period                         1,055,929            1,055,929

   Increase:                                                                       1,135                3,134
       Reduction in land revaluation excess                                        1,135                3,134

   Decrease:                                                                     (23,236)             (76,668)
       Cash dividends                                                            (23,226)             (76,658)
       Bonuses to directors of consolidated subsidiaries                             (10)                 (10)
   Net gain                                                                       25,813               43,909
   -----------------------------------------------------------------------------------------------------------
   Balance of retained earnings at end of period                               1,059,642            1,026,305
   ===========================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

  4. Notional principal or contract amount, market value and valuation gains (losses) on derivatives

  a. Interest rate-related transactions

                                                                         (in millions of yen)
    -----------------------------------------------------------------------------------------
                                                  As of September 30, 2002
                            -----------------------------------------------------------------
                             Notional principal     Market value     Valuation gains (losses)
                             or contract amount
    -----------------------------------------------------------------------------------------
    Exchange-traded
      Futures                          8,297,242           (7,059)                   (7,059)
      Options                          5,088,593            6,389                     1,841
    Over-the-counter
      FRAs                               792,187             (501)                     (501)
      Swaps                          208,370,329          117,362                   117,362
      Others                          12,241,315            5,496                     2,635
    Total                                                 121,688                   114,279

    Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

  b. Foreign exchange-related transactions

                                                                               (in millions of yen)
    -----------------------------------------------------------------------------------------------
                                                  As of September 30, 2002
                            -----------------------------------------------------------------------
                             Notional principal amount    Market value     Valuation gains (losses)
    -----------------------------------------------------------------------------------------------
    Over-the-counter
      ---------------------------------------------------------------------------------------------
      Swaps                                 8,658,822           (20,322)                   (20,322)
      ---------------------------------------------------------------------------------------------
      Forward contracts                        81,824               152                        152
      ---------------------------------------------------------------------------------------------
      Others                                    1,353                 1                          1
    -----------------------------------------------------------------------------------------------
    Total                                                       (20,169)                   (20,169)
    -----------------------------------------------------------------------------------------------

    Notes: 1. Valuation gains are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting and/or which are applicable to notes 2, are not included in the above table.

           2. Currency swaps which are accounted for by an accrual basis are not included in the above table. Notional principal amount, market value and valuation gains of currency swaps which are accounted for by an accrual basis are as follows:

                                                                               (in millions of yen)
       --------------------------------------------------------------------------------------------
                                                  As of September 30, 2002
       --------------------------------------------------------------------------------------------
                            Notional principal amount     Market value     Valuation gains (losses)
       --------------------------------------------------------------------------------------------
       Swaps                                3,313,161           (17,286)                   (17,286)
       --------------------------------------------------------------------------------------------

           Other foreign exchange-related transactions such as forward exchange contracts and currency options, which valuation gains (losses) had been recognized in the consolidated statement of operations, are not included in the above table.

           Notional principal or contract amounts of those foreign exchange-related transactions are as follows:

                   -----------------------------------------------------------------------
                                                          As of September 30, 2002
                                                   ---------------------------------------
                                                    Notional principal or contract amount
                   -----------------------------------------------------------------------
                   Exchange-traded
                      --------------------------------------------------------------------
                      Futures                                                       3,647
                   -----------------------------------------------------------------------
                   Over-the-counter
                      --------------------------------------------------------------------
                      Forward contracts                                        59,621,855
                      --------------------------------------------------------------------
                      Options                                                  10,363,687
                   -----------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

c. Equity-related transactions                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                As of September 30, 2002
------------------------------------------------------------------------------------------------------------------
                                       Notional principal               Market value       Valuation gains (losses)
                                       or contract amount
------------------------------------------------------------------------------------------------------------------
 Exchange-traded
------------------------------------------------------------------------------------------------------------------
     Futures                                        71,586                        276                        276
------------------------------------------------------------------------------------------------------------------
     Options                                        46,672                       (102)                        73
------------------------------------------------------------------------------------------------------------------
 Over-the-counter
------------------------------------------------------------------------------------------------------------------
     Options                                       167,058                      2,718                      2,787
------------------------------------------------------------------------------------------------------------------
     Swaps                                          15,381                        151                        151
------------------------------------------------------------------------------------------------------------------
 Total                                                                          3,044                      3,290
------------------------------------------------------------------------------------------------------------------

  Note: Valuation gains (losses) are recognized in the consolidated statement of operations.

d. Bond-related transactions                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                As of September 30, 2002
------------------------------------------------------------------------------------------------------------------
                                       Notional principal               Market value       Valuation gains (losses)
                                       or contract amount
------------------------------------------------------------------------------------------------------------------
 Exchange-traded
------------------------------------------------------------------------------------------------------------------
     Futures                                     2,227,023                        273                        273
------------------------------------------------------------------------------------------------------------------
     Options                                       320,023                       (509)                       (78)
------------------------------------------------------------------------------------------------------------------
 Over-the-counter
------------------------------------------------------------------------------------------------------------------
     Options                                       724,700                     (1,009)                    (1,117)
------------------------------------------------------------------------------------------------------------------
 Total                                                                         (1,246)                      (921)
------------------------------------------------------------------------------------------------------------------

 Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

e. Commodity-related transactions                                                             (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                As of September 30, 2002
------------------------------------------------------------------------------------------------------------------
                                       Notional principal               Market value       Valuation gains (losses)
                                       or contract amount
------------------------------------------------------------------------------------------------------------------
 Exchange-traded
------------------------------------------------------------------------------------------------------------------
     Futures                                         4,104                        211                        211
------------------------------------------------------------------------------------------------------------------
     Options                                         1,294                        (60)                       (19)
------------------------------------------------------------------------------------------------------------------
 Over-the-counter
------------------------------------------------------------------------------------------------------------------
     Options                                       275,753                     (6,298)                    (6,298)
------------------------------------------------------------------------------------------------------------------
     Swaps                                          77,311                      1,998                        853
------------------------------------------------------------------------------------------------------------------
 Total                                                                         (4,148)                    (5,253)
------------------------------------------------------------------------------------------------------------------

 Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations.

        2. Commodities are primarily related to petroleum.

f. Credit derivatives                                                                          (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                As of September 30, 2002
------------------------------------------------------------------------------------------------------------------
                                       Notional principal               Market value       Valuation gains (losses)
                                       or contract amount
------------------------------------------------------------------------------------------------------------------
 Over-the-counter
------------------------------------------------------------------------------------------------------------------
     Credit default options                        995,687                     48,947                     48,947
------------------------------------------------------------------------------------------------------------------
     Others                                         97,952                    (17,164)                   (17,164)
------------------------------------------------------------------------------------------------------------------
 Total                                                                         31,782                     31,782
------------------------------------------------------------------------------------------------------------------

 Note: Valuation gains are recognized in the consolidated statement of operations.

g. Others                                                                                     (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                As of September 30, 2002
------------------------------------------------------------------------------------------------------------------
                                       Notional principal               Market value       Valuation gains (losses)
                                       or contract amount
------------------------------------------------------------------------------------------------------------------
 Over-the-counter
------------------------------------------------------------------------------------------------------------------
     Weather derivatives                               393                        (24)                        (8)
------------------------------------------------------------------------------------------------------------------

 Note: Valuation gains are recognized in the consolidated statement of operations.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

     (Reference)

     Derivatives which qualify for hedge-accounting [Consolidated]

                                                                                                                (in billions of yen)
        ----------------------------------------------------------------------------------------------------------------------------
                                                                                As of September 30, 2002
                                               -------------------------------------------------------------------------------------
                                               Notional principal   Market value   Deferred hedge   Deferred hedge    Deferred hedge
                                               or contract amount                        profit           loss       profit and loss
                                               -------------------------------------------------------------------------------------
        Interest Rate futures                    12,548.4               14.0              79.1             63.0              16.1
        ----------------------------------------------------------------------------------------------------------------------------
        Interest Rate Swaps                      36,248.7              165.2             276.9            195.1              81.7
        ----------------------------------------------------------------------------------------------------------------------------
        Others(Interest rate-related)            30,046.3               (2.7)              0.6              0.5               0.1
        ----------------------------------------------------------------------------------------------------------------------------
        Others(Exclude Interest rate-related)       666.2                0.8              20.5             22.9              (2.3)
        ----------------------------------------------------------------------------------------------------------------------------
        Total                                                          177.3             377.3            281.6              95.6
        ----------------------------------------------------------------------------------------------------------------------------

        Notes: 1. Derivatives which qualify for hedge-accounting are included in the above table.

               2. The transactions in the above table are accounted for market value,and mainly applied deferral hedge accounting.


        Residual schedule of notional principal classified as interest rate swap is as follows:

                                                                                                                (in billions of yen)
        ----------------------------------------------------------------------------------------------------------------------------
                                                           Due within 1 year  Due after 1 year   Due after 5 years          Total
                                                                              through 5 years
        ----------------------------------------------------------------------------------------------------------------------------
        Receivable fixed rate/payable floating rate               12,993.3            8,944.2            1,602.0          23,539.6
        ----------------------------------------------------------------------------------------------------------------------------
        Receivable floating rate/payable fixed rate                5,880.8            5,242.4            1,418.2          12,541.5
        ----------------------------------------------------------------------------------------------------------------------------
        Receivable floating rate/payable floating rate                24.3               99.7               43.3             167.5
        ----------------------------------------------------------------------------------------------------------------------------
        Total                                                     18,898.6           14,286.4            3,063.6          36,248.7
        ----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

5. Financial Results (The Bank of Tokyo-Mitsubishi, Ltd. and Consolidated Subsidiaries)

                                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                        Six months ended         Increase/         Six months ended
                                                                          September 30,          (Decrease)          September 30,
                                                                             2002 (A)             (A) - (B)              2001 (B)
------------------------------------------------------------------------------------------------------------------------------------
   Gross profits                                                              695,473                (5,923)              701,396
     -------------------------------------------------------------------------------------------------------------------------------
     Net interest income                                                      422,574               (41,818)              464,393
     -------------------------------------------------------------------------------------------------------------------------------
     Trust fees                                                                 9,401                (1,444)               10,846
     -------------------------------------------------------------------------------------------------------------------------------
     Net fees and commissions                                                 147,558                 2,726               144,832
     -------------------------------------------------------------------------------------------------------------------------------
     Net trading profits                                                       42,295                21,872                20,422
     -------------------------------------------------------------------------------------------------------------------------------
     Net other business income                                                 73,643                12,741                60,901
        ----------------------------------------------------------------------------------------------------------------------------
        Net gains (losses) on debt securities                                  30,332                  (938)               31,270
------------------------------------------------------------------------------------------------------------------------------------
   General and administrative expenses                                        395,184                 6,501               388,682
------------------------------------------------------------------------------------------------------------------------------------
   Net business profits before                                                300,288               (12,424)              312,713
              provision for formula allowance for loan losses
------------------------------------------------------------------------------------------------------------------------------------
   Provision for formula allowance for loan losses (1)                         58,147                32,093                26,053
------------------------------------------------------------------------------------------------------------------------------------
   Net business profits*                                                      242,141               (44,518)              286,659
------------------------------------------------------------------------------------------------------------------------------------
   Net non-recurring gains (losses)                                          (394,591)              114,814              (509,406)
     -------------------------------------------------------------------------------------------------------------------------------
     Credit related costs (2)                                                (129,404)              109,615              (239,020)
        ----------------------------------------------------------------------------------------------------------------------------
        Losses on loan charge-offs                                            (92,036)                1,858               (93,895)
        ----------------------------------------------------------------------------------------------------------------------------
        Provision for specific allowance for loan losses                        9,354               146,526              (137,171)
        ----------------------------------------------------------------------------------------------------------------------------
        Losses on real estate-collateralized loans sold to the CCPC**            (298)                2,244                (2,543)
        ----------------------------------------------------------------------------------------------------------------------------
        Provision for allowance for loans to specific foreign borrowers        12,157                 9,197                 2,959
        ----------------------------------------------------------------------------------------------------------------------------
        Other credit related costs                                            (58,582)              (50,211)               (8,370)
     -------------------------------------------------------------------------------------------------------------------------------
     Net gains (losses) on equity securities                                 (175,451)               90,072              (265,524)
        ----------------------------------------------------------------------------------------------------------------------------
        Gains on sales of equity securities                                    40,405                27,447                12,958
        ----------------------------------------------------------------------------------------------------------------------------
        Losses on sales of equity securities                                  (59,575)              (44,898)              (14,676)
        ----------------------------------------------------------------------------------------------------------------------------
        Losses on write down of equity securities                            (156,282)              107,524              (263,806)
     -------------------------------------------------------------------------------------------------------------------------------
     Equity in earnings (loss) of affiliates                                   (7,751)               (4,464)               (3,286)
     -------------------------------------------------------------------------------------------------------------------------------
     Other                                                                    (81,983)              (80,409)               (1,574)
------------------------------------------------------------------------------------------------------------------------------------
   Ordinary loss                                                             (152,450)               70,296              (222,746)
------------------------------------------------------------------------------------------------------------------------------------
   Net special gains                                                            8,594              (110,701)              119,295
------------------------------------------------------------------------------------------------------------------------------------
   Loss before income taxes and others                                       (143,855)              (40,405)             (103,450)
------------------------------------------------------------------------------------------------------------------------------------
   Income taxes-current                                                        34,097               (15,666)               49,764
------------------------------------------------------------------------------------------------------------------------------------
   Income taxes-deferred                                                      (25,646)              161,948              (187,594)
------------------------------------------------------------------------------------------------------------------------------------
   Minority interest                                                            5,034                (3,531)                8,565
------------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                         (157,341)             (183,155)               25,813
------------------------------------------------------------------------------------------------------------------------------------

     *    Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi,Ltd. + Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses - Intercompany transactions.

     **   CCPC stands for the Cooperative Credit Purchasing Company, Limited.

   (Reference)
------------------------------------------------------------------------------------------------------------------------------------
     Total credit costs (1) + (2)                                             187,552               (77,521)              265,074
------------------------------------------------------------------------------------------------------------------------------------
     Number of consolidated subsidiaries                                          158                    11                   147
------------------------------------------------------------------------------------------------------------------------------------
     Number of affiliated companies accounted for by the equity method             25                    (1)                   26

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

   Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

                                                                                                               (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Six months ended        Increase/      Six months ended
                                                                              September 30,         (Decrease)       September 30,
                                                                                 2002 (A)           (A) - (B)           2001 (B)
-----------------------------------------------------------------------------------------------------------------------------------
   Gross profits                                                                  483,715                3,769           479,945
     ------------------------------------------------------------------------------------------------------------------------------
     Domestic gross profits                                                       257,881              (36,529)          294,411
        ---------------------------------------------------------------------------------------------------------------------------
        Net interest income                                                       205,405              (40,968)          246,374
        ---------------------------------------------------------------------------------------------------------------------------
        Net fees and commissions                                                   31,346                1,069            30,276
        ---------------------------------------------------------------------------------------------------------------------------
        Net trading profits                                                        11,144                5,572             5,572
        ---------------------------------------------------------------------------------------------------------------------------
        Net other business income                                                   9,984               (2,203)           12,187
          -------------------------------------------------------------------------------------------------------------------------
          Net gains (losses) on debt securities                                    13,215               (5,196)           18,411
     ------------------------------------------------------------------------------------------------------------------------------
     Non-domestic gross profits                                                   225,833               40,299           185,534
        ---------------------------------------------------------------------------------------------------------------------------
        Net interest income                                                       114,340               18,519            95,821
        ---------------------------------------------------------------------------------------------------------------------------
        Net fees and commissions                                                   30,664                  883            29,781
        ---------------------------------------------------------------------------------------------------------------------------
        Net trading profits                                                        19,002                3,793            15,208
        ---------------------------------------------------------------------------------------------------------------------------
        Net other business income                                                  61,825               17,102            44,722
          -------------------------------------------------------------------------------------------------------------------------
          Net gains (losses) on debt securities                                    17,468                5,652            11,815
-----------------------------------------------------------------------------------------------------------------------------------
   General and administrative expenses                                            237,221               (7,758)          244,979
     ------------------------------------------------------------------------------------------------------------------------------
     Personnel expenses                                                            93,476               (3,247)           96,724
     ------------------------------------------------------------------------------------------------------------------------------
     Non-personnel expenses                                                       132,364               (2,988)          135,352
     ------------------------------------------------------------------------------------------------------------------------------
     Taxes                                                                         11,381               (1,521)           12,902
-----------------------------------------------------------------------------------------------------------------------------------
   Net business profits before                                                    246,493               11,527           234,966
                provision for formula allowance for loan losses
-----------------------------------------------------------------------------------------------------------------------------------
   Provision for formula allowance for loan losses (1)                             59,531               40,588            18,942
-----------------------------------------------------------------------------------------------------------------------------------
   Net business profits                                                           186,962              (29,061)          216,023
-----------------------------------------------------------------------------------------------------------------------------------
   Net non-recurring gains (losses)                                              (340,340)             194,252          (534,593)
     ------------------------------------------------------------------------------------------------------------------------------
     Credit related costs                                                         (96,715)             106,071          (202,786)
        ---------------------------------------------------------------------------------------------------------------------------
        Losses on loan charge-offs                                                (88,921)             (26,702)          (62,218)
        ---------------------------------------------------------------------------------------------------------------------------
        Provision for specific allowance for loan losses                           40,222              155,967          (115,744)
        ---------------------------------------------------------------------------------------------------------------------------
        Net gains (losses) on sale of domestic bad loans and similar claims       (42,483)             (35,344)           (7,138)
        ---------------------------------------------------------------------------------------------------------------------------
        Provision for allowance for loans to specific foreign borrowers            12,157                9,197             2,959
        ---------------------------------------------------------------------------------------------------------------------------
        Losses on financial assistance to subsidiaries                            (10,452)               7,403           (17,856)
        ---------------------------------------------------------------------------------------------------------------------------
        Other credit related costs                                                 (7,239)              (4,450)           (2,789)
     ------------------------------------------------------------------------------------------------------------------------------
     Net gains (losses) on equity securities                                     (156,613)             173,120          (329,733)
        ---------------------------------------------------------------------------------------------------------------------------
        Gains on sales of equity securities                                        61,426               43,694            17,732
        ---------------------------------------------------------------------------------------------------------------------------
        Losses on sales of equity securities                                      (59,528)             (45,297)          (14,231)
        ---------------------------------------------------------------------------------------------------------------------------
        Losses on write down of equity securities                                (158,511)             174,723          (333,235)
     ------------------------------------------------------------------------------------------------------------------------------
     Others                                                                       (87,010)             (84,938)           (2,072)
-----------------------------------------------------------------------------------------------------------------------------------
   Ordinary loss                                                                 (153,377)             165,191          (318,569)
-----------------------------------------------------------------------------------------------------------------------------------
   Net special gains (losses)                                                       7,654               (3,800)           11,454
     ------------------------------------------------------------------------------------------------------------------------------
     Net gains (losses) on sale of premises and equipment                          (8,132)              (5,013)           (3,118)
-----------------------------------------------------------------------------------------------------------------------------------
     Profit on recoveries of charged-offs claims                                   16,111                2,131            13,980
-----------------------------------------------------------------------------------------------------------------------------------
   Loss before income taxes                                                      (145,723)             161,391          (307,114)
-----------------------------------------------------------------------------------------------------------------------------------
   Income taxes-current                                                            17,851              (16,795)           34,647
-----------------------------------------------------------------------------------------------------------------------------------
   Income taxes-deferred                                                          (83,759)              67,803          (151,563)
-----------------------------------------------------------------------------------------------------------------------------------
   Net loss                                                                       (79,815)             110,383          (190,198)
-----------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

6. Average interest rate spread

  [Non-Consolidated]                                                                    (percentage per annum)
--------------------------------------------------------------------------------------------------------------
                                                                          For the six months ended    Increase/

                                                                              September 30,          (Decrease)
                                                                         -------------------------
                                                                            2002(A)      2001(B)     (A) - (B)
--------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (A)                  1.89          2.53         (0.63)
    ----------------------------------------------------------------------------------------------------------
    Average interest rate on Loans and bills discounted                     1.88          2.35         (0.47)
    ----------------------------------------------------------------------------------------------------------
    Average interest rate on Investment securities                          1.03          1.68         (0.65)
--------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-bearing liabilities (B)             1.56          2.19         (0.62)
--------------------------------------------------------------------------------------------------------------
    Average interest rate on Deposits, NCD and Debentures                   0.36          0.91         (0.54)
    ----------------------------------------------------------------------------------------------------------
    Average interest rate on external liabilities                           1.32          1.65         (0.33)
    ----------------------------------------------------------------------------------------------------------
Total average interest rate spread (A)-(B)                                  0.33          0.33         (0.00)
--------------------------------------------------------------------------------------------------------------


Average interest rate spread in domestic business segment:                              (percentage per annum)
--------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (A)                  1.13          1.44         (0.31)
    ----------------------------------------------------------------------------------------------------------
    Average interest rate on Loans and bills discounted                     1.56          1.76         (0.19)
    ----------------------------------------------------------------------------------------------------------
    Average interest rate on Investment securities                          0.47          0.98         (0.50)
    ----------------------------------------------------------------------------------------------------------
Total average interest rate on interest-bearing liabilities (B)             0.91          1.09         (0.18)
    ----------------------------------------------------------------------------------------------------------
    Average interest rate on Deposits, NCD and Debentures                   0.07          0.17         (0.10)
    ----------------------------------------------------------------------------------------------------------
    Average interest rate on external liabilities                           0.96          1.14         (0.18)
    ----------------------------------------------------------------------------------------------------------
Total average interest rate spread (A)-(B)                                  0.22          0.34         (0.12)
--------------------------------------------------------------------------------------------------------------

7. Valuation Differences on Securities

(1) Valuation method of securities

--------------------------------------------------------------------------------
Trading securities                        Market value (valuation differences
                                          are recorded as profits or loses)
--------------------------------------------------------------------------------
Debt securities being held to maturity    Amortized cost
--------------------------------------------------------------------------------
Securities available for sale             Market value (valuation differences
                                          are included in shareholders' equity,
                                          net of income taxes)
--------------------------------------------------------------------------------

 (Reference) Securities in money held in trust
--------------------------------------------------------------------------------
Trading purposes                          Market value (valuation differences
                                          are recorded as profits or loses)
--------------------------------------------------------------------------------
Being held to maturity                    Amortized cost
--------------------------------------------------------------------------------
Other                                     Market value (valuation differences
                                          are included in shareholders' equity,
                                          net of income taxes)
--------------------------------------------------------------------------------

(2) Valuation differences

  [Consolidated]                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                        As of September 30, 2002             As of September 30, 2001         As of March 31, 2002
                           ---------------------------------------------------------------------------------------------------------
                              Valuation differences                          Valuation differences         Valuation differences
                                                          ----------------            -----------------            -----------------
                                                          Gains    Losses             Gains     Losses              Gains    Losses
                                    ------------------
                             (A)   (A)-(B)   (A)-(C)                          (B)                          (C)
------------------------------------------------------------------------------------------------------------------------------------
 Debt securities being
  held to maturity         1,279   (3,522)      (145)     1,358        79      4,802     5,087       285     1,424    1,547      122
 -----------------------------------------------------------------------------------------------------------------------------------
 Securities available
  for sale               (78,976) (17,691)  (163,165)   388,217   467,194    (61,285)  508,310   569,596    84,188  529,303  445,114
 -----------------------------------------------------------------------------------------------------------------------------------
   Domestic equity
    securities          (123,474)  10,256   (188,862)   278,540   402,014   (133,730)  409,240   542,971    65,388  433,492  368,104
   ---------------------------------------------------------------------------------------------------------------------------------
   Domestic bonds         47,977   11,359      8,993     48,951       973     36,618    37,548       929    38,984   42,084    3,100
   ---------------------------------------------------------------------------------------------------------------------------------
   Other                  (3,480) (39,306)    16,703     60,725    64,206     35,826    61,521    25,694   (20,184)  53,725   73,910
   ---------------------------------------------------------------------------------------------------------------------------------
 Total                   (77,697) (21,214)  (163,311)   389,576   467,273    (56,483)  513,398   569,881    85,613  530,850  445,237
   ---------------------------------------------------------------------------------------------------------------------------------
   Domestic equity
    securities          (123,474)  10,256   (188,862)   278,540   402,014   (133,730)  409,240   542,971    65,388  433,492  368,104
   ---------------------------------------------------------------------------------------------------------------------------------
   Domestic bonds         47,977   11,359      8,993     48,951       973     36,618    37,548       929    38,984   42,084    3,100
   ---------------------------------------------------------------------------------------------------------------------------------
   Other                  (2,201) (42,829)    16,558     62,084    64,285     40,628    66,609    25,980   (18,759)  55,273   74,032
------------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

8. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

                                                                                                                (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                    As of             Increase/      Increase/         As of           As of
                                                 September 30,        (Decrease)     (Decrease)    September 30,      March 31,
                                                    2002 (A)          (A) - (B)      (A) - (C)       2001 (B)          2002 (C)
                                                (Preliminary basis)
------------------------------------------------------------------------------------------------------------------------------------
 (1)   Risk-adjusted capital ratio                   10.43%              0.29%          0.13%          10.13%           10.29%

 (2)   Tier I capital                              2,425.8              (46.0)        (130.7)        2,471.9          2,556.6

 (3)   Tier II capital includable as
       qualifying capital                          2,396.0              (75.8)        (160.5)        2,471.9          2,556.6

   i)  The amount of unrealized gains on
       investment securities, includable as
       qualifying capital                                -                  -          (36.6)              -             36.6

   ii) The amount of land revaluation excess
       includable as qualifying capital              149.6               (3.7)          (2.2)          153.4            151.8

   iii)Subordinated debt                           1,690.2             (193.3)        (160.1)        1,883.5          1,850.3

 (4)   Tier III capital includable as
       qualifying capital                             29.8               29.8           29.8               -                -

 (5)   Deductions from total
       qualifying capital                             25.6              (86.5)         (77.4)          112.2            103.0

 (6)   Total qualifying capital (2)+(3)+(4)-(5)    4,826.0               (5.6)        (184.1)        4,831.6          5,010.2

 (7)   Risk-adjusted assets                       46,269.2           (1,413.0)      (2,388.5)       47,682.3         48,657.8
------------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)


2  Loan Portfolio and Other

   1.  Risk-Monitored Loans

       (Nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans)

       [Non-Consolidated]

                                                                                                              (in millions of yen)
        ---------------------------------------------------------------------------------------------------------------------------
                                                        As of          Increase/      Increase/         As of          As of
                                                     September 30,    (Decrease)     (Decrease)      September 30,    March 31,
                                                       2002 (A)        (A) - (B)     (A) - (C)         2001 (B)        2002 (C)
        ---------------------------------------------------------------------------------------------------------------------------
         Loans to customers in bankruptcy                   62,563       (11,006)       (27,019)           73,569           89,583
         --------------------------------------------------------------------------------------------------------------------------
         Past due loans                                  1,064,857      (462,387)      (362,326)        1,527,245        1,427,183
         --------------------------------------------------------------------------------------------------------------------------
         Accruing loans contractually
         past due 3 months or more                          11,311        (3,734)        (4,750)           15,046           16,062
         --------------------------------------------------------------------------------------------------------------------------
         Restructured loans                              1,460,693      (216,002)       (59,533)        1,676,695        1,520,227
         --------------------------------------------------------------------------------------------------------------------------
         Total                                           2,599,425      (693,131)      (453,630)        3,292,557        3,053,056
         --------------------------------------------------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------------------------------------------------
        Loans and bills discounted                      34,163,445       903,850     (1,457,371)       33,259,594       35,620,817
        ---------------------------------------------------------------------------------------------------------------------------

        Percentage of total loans and bills discounted
         --------------------------------------------------------------------------------------------------------------------------
         Loans to customers in bankruptcy                     0.18%       (0.03)%         (0.06)%            0.22%            0.25%
         --------------------------------------------------------------------------------------------------------------------------
         Past due loans                                       3.11%       (1.47)%         (0.88)%            4.59%            4.00%
         --------------------------------------------------------------------------------------------------------------------------
         Accruing loans contractually                         0.03%       (0.01)%         (0.01)%            0.04%            0.04%
         past due 3 months or more
         --------------------------------------------------------------------------------------------------------------------------
         Restructured loans                                   4.27%       (0.76)%           0.00%            5.04%            4.26%
         --------------------------------------------------------------------------------------------------------------------------
         Total                                                7.60%       (2.29)%         (0.96)%            9.89%            8.57%
         --------------------------------------------------------------------------------------------------------------------------


        [Consolidated]
                                                                                                               (in millions of yen)
        ---------------------------------------------------------------------------------------------------------------------------
                                                         As of        Increase/       Increase/        As of              As of
                                                     September 30,   (Decrease)      (Decrease)     September 30,        March 31,
                                                        2002 (A)     (A) - (B)       (A) - (C)         2001 (B)           2002 (C)
        ---------------------------------------------------------------------------------------------------------------------------
         Loans to customers in bankruptcy                   82,311        (7,268)       (31,266)           89,580          113,577
         --------------------------------------------------------------------------------------------------------------------------
         Past due loans                                  1,128,978      (484,320)      (362,713)        1,613,298        1,491,691
         --------------------------------------------------------------------------------------------------------------------------
         Accruing loans contractually
         past due 3 months or more                          13,603        (4,038)        (4,182)           17,642           17,785
         --------------------------------------------------------------------------------------------------------------------------
         Restructured loans                              1,425,310      (261,579)      (110,104)        1,686,889        1,535,415
         --------------------------------------------------------------------------------------------------------------------------
         Total                                           2,650,203      (757,207)      (508,266)        3,407,410        3,158,470
        ---------------------------------------------------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------------------------------------------------
        Loans and bills discounted                      38,142,802       672,100     (1,852,090)       37,470,702       39,994,893
        ---------------------------------------------------------------------------------------------------------------------------

        Percentage of total loans and bills discounted
         --------------------------------------------------------------------------------------------------------------------------
         Loans to customers in bankruptcy                     0.21%       (0.02)%        (0.06)%             0.23%            0.28%
         --------------------------------------------------------------------------------------------------------------------------
         Past due loans                                       2.95%       (1.34)%        (0.76)%             4.30%            3.72%
         --------------------------------------------------------------------------------------------------------------------------
         Accruing loans contractually
         past due 3 months or more                            0.03%       (0.01)%        (0.00)%             0.04%            0.04%
         --------------------------------------------------------------------------------------------------------------------------
         Restructured loans                                   3.73%       (0.76)%        (0.10)%             4.50%            3.83%
         --------------------------------------------------------------------------------------------------------------------------
         Total                                                6.94%       (2.14)%        (0.94)%             9.09%            7.89%
         ---------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

  Classification of risk-monitored Loans

  Classification by geographic area

  [Consolidated]                                                                                              (in millions of yen)
  --------------------------------------------------------------------------------------------------------------------------------
                                                    As of          Increase/          Increase/          As of            As of
                                                September 30,      (Decrease)         (Decrease)      September 30,      March 31,
                                                   2002 (A)        (A) - (B)           (A) - (C)        2001 (B)          2002 (C)
  --------------------------------------------------------------------------------------------------------------------------------
  Domestic*                                        2,342,067         (804,434)        (500,014)        3,146,502         2,842,081
  --------------------------------------------------------------------------------------------------------------------------------
  Overseas*                                          308,136           47,227           (8,252)          260,908           316,388
  --------------------------------------------------------------------------------------------------------------------------------
      Asia                                            71,137          (34,126)         (44,591)          105,264           115,729
            ----------------------------------------------------------------------------------------------------------------------
            Indonesia                                 25,133           (6,144)         (10,446)           31,277            35,579
            Thailand                                  26,375            1,397          (11,400)           24,977            37,776
            Hong Kong                                  2,581          (16,976)          (8,804)           19,558            11,386
            Other                                     17,047          (12,403)         (13,940)           29,450            30,987
      ----------------------------------------------------------------------------------------------------------------------------
      United States of America                       126,775           12,718          (12,241)          114,056           139,017
      Other                                          110,222           68,635           48,581            41,586            61,641
  --------------------------------------------------------------------------------------------------------------------------------
  Total                                            2,650,203         (757,207)        (508,266)        3,407,410         3,158,470
  --------------------------------------------------------------------------------------------------------------------------------

  Note:*    "Domestic" and "Overseas" are classified by domicile of borrowers.

  Classification by type of industry of borrowers

  [Consolidated]                                                                                              (in millions of yen)
  --------------------------------------------------------------------------------------------------------------------------------
                                                   As of              Increase/        Increase/         As of              As of
                                                September 30,        (Decrease)       (Decrease)      September 30,       March 31,
                                                   2002 (A)          (A) - (B)         (A) - (C)         2001 (B)          2002 (C)
  --------------------------------------------------------------------------------------------------------------------------------
  Domestic*                                        2,342,067         (804,434)        (500,014)        3,146,502         2,842,081
      ----------------------------------------------------------------------------------------------------------------------------
      Manufacturing                                  315,546          (61,624)         (46,016)          377,170           361,563
      Construction                                   195,518          (42,076)         (41,928)          237,595           237,446
      Wholesale, Retail and Restaurant               554,239         (107,671)         (60,508)          661,910           614,747
      Banks and other financial institutions          58,516          (32,126)         (10,709)           90,643            69,226
      Real estate                                    632,198         (390,477)        (244,747)        1,022,676           876,946
      Services                                       276,241         (113,092)         (56,718)          389,333           332,959
      Other industries                                73,305          (29,074)         (19,041)          102,379            92,347
      Consumer                                       236,501          (28,291)         (20,343)          264,792           256,844
  --------------------------------------------------------------------------------------------------------------------------------
  Overseas*                                          308,136           47,227           (8,252)          260,908           316,388
      ----------------------------------------------------------------------------------------------------------------------------
      Banks and other financial institutions           9,055           (1,839)         (11,143)           10,894            20,198
      Commercial and industrial                      292,960           49,521            7,016           243,439           285,944
      Other                                            6,120             (453)          (4,125)            6,574            10,245
  --------------------------------------------------------------------------------------------------------------------------------
  Total                                            2,650,203         (757,207)        (508,266)        3,407,410         3,158,470
  --------------------------------------------------------------------------------------------------------------------------------

 Note:*    "Domestic" and "Overseas" are classified by domicile of borrowers.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

2. Allowance for Loan Losses

   [Non-Consolidated]                                                                                          (in millions of yen)
   --------------------------------------------------------------------------------------------------------------------------------
                                                                     As of       Increase/    Increase/     As of          As of
                                                                 September 30,  (Decrease)   (Decrease)  September 30,   March 31,
                                                                    2002 (A)     (A) - (B)    (A) - (C)    2001 (B)       2002 (C)
   --------------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses                                          903,592     (152,091)    (132,240)     1,055,684   1,035,833
     ------------------------------------------------------------------------------------------------------------------------------
     Formura allowance for loan losses                                516,399       61,587       59,531        454,812     456,867
     ------------------------------------------------------------------------------------------------------------------------------
     Specific allowance for loan losses                               373,429     (218,434)    (179,614)       591,864     553,043
     ------------------------------------------------------------------------------------------------------------------------------
     Allowance for loans to specific foreign borrowers                 13,763        4,756      (12,157)         9,007      25,921
   --------------------------------------------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------------------------------------------
   Reserve for financial assistance to specific borrowers              10,336       (1,310)      10,336         11,646           -
   --------------------------------------------------------------------------------------------------------------------------------
   Reserve for losses on real estate-collateralized loans sold          1,687       (9,878)      (5,546)        11,565       7,233
   --------------------------------------------------------------------------------------------------------------------------------

   [Consolidated]                                                                                              (in millions of yen)
   --------------------------------------------------------------------------------------------------------------------------------
                                                                     As of       Increase/    Increase/     As of          As of
                                                                 September 30,  (Decrease)   (Decrease)  September 30,   March 31,
                                                                    2002 (A)     (A) - (B)    (A) - (C)    2001 (B)       2002 (C)
   --------------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses                                        1,122,543     (155,981)    (137,118)     1,278,525   1,259,662
     ------------------------------------------------------------------------------------------------------------------------------
     Formura allowance for loan losses                                680,307       54,658       51,734        625,648     628,572
     ------------------------------------------------------------------------------------------------------------------------------
     Specific allowance for loan losses                               428,472     (215,396)    (176,695)       643,869     605,168
     ------------------------------------------------------------------------------------------------------------------------------
     Allowance for loans to specific foreign borrowers                 13,763        4,756      (12,157)         9,007      25,921
   --------------------------------------------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------------------------------------------
   Reserve for losses on real estate-collateralized loans sold          1,687       (9,878)      (5,546)        11,565       7,233
   --------------------------------------------------------------------------------------------------------------------------------

3. Coverage Ratio against Risk-Monitored Loans

   [Non-Consolidated]                                                                                          (in millions of yen)
   --------------------------------------------------------------------------------------------------------------------------------
                                                                     As of       Increase/    Increase/     As of          As of
                                                                 September 30,  (Decrease)   (Decrease)  September 30,   March 31,
                                                                    2002 (A)     (A) - (B)    (A) - (C)    2001 (B)       2002 (C)
   --------------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses(A)                                       903,592     (152,091)    (132,240)     1,055,684   1,035,833
   --------------------------------------------------------------------------------------------------------------------------------
   Reserve for financial assistance to specific borrowers(B)           10,336       (1,310)      10,336         11,646           -
   --------------------------------------------------------------------------------------------------------------------------------
   Risk-monitored loans(C)                                          2,599,425     (693,131)    (453,630)     3,292,557   3,053,056
   --------------------------------------------------------------------------------------------------------------------------------
   Coverage ratio(A+B)/(C)                                              35.15%        2.74%        1.23%         32.41%      33.92%
   --------------------------------------------------------------------------------------------------------------------------------

   [Consolidated]                                                                                              (in millions of yen)
   --------------------------------------------------------------------------------------------------------------------------------
                                                                     As of       Increase/    Increase/     As of          As of
                                                                 September 30,  (Decrease)   (Decrease)  September 30,   March 31,
                                                                    2002 (A)     (A) - (B)    (A) - (C)    2001 (B)       2002 (C)
   --------------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses(A)                                     1,122,543     (155,981)    (137,118)     1,278,525   1,259,662
   --------------------------------------------------------------------------------------------------------------------------------
   Risk-monitored loans(B)                                          2,650,203     (757,207)    (508,266)     3,407,410   3,158,470
   --------------------------------------------------------------------------------------------------------------------------------
   Coverage ratio(A)/(B)                                                42.35%        4.83%        2.47%         37.52%      39.88%
   --------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

4. Disclosed Claims under the Financial Reconstruction Law ("FRL")

   [Non-Consolidated]                                                                                           (in millions of yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                     As of       Increase/    Increase/     As of          As of
                                                                 September 30,  (Decrease)   (Decrease)  September 30,   March 31,
                                                                    2002 (A)     (A) - (B)    (A) - (C)    2001 (B)       2002 (C)
   ---------------------------------------------------------------------------------------------------------------------------------
   Claims to bankrupt and substantially bankrupt debtors              341,590      65,475        19,245        276,115      322,345
   ---------------------------------------------------------------------------------------------------------------------------------
   Claims under high risk                                             985,329    (605,594)     (456,731)     1,590,923    1,442,061
   ---------------------------------------------------------------------------------------------------------------------------------
   Claims under close observation                                   1,472,004    (219,737)      (64,284)     1,691,742    1,536,289
   ---------------------------------------------------------------------------------------------------------------------------------
   Total (1)                                                        2,798,925    (759,856)     (501,770)     3,558,781    3,300,695
   ---------------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------------
   Normal claims                                                   36,883,565   1,033,472    (1,516,805)    35,850,092   38,400,371
   ---------------------------------------------------------------------------------------------------------------------------------

5. Status of Secured Coverage on  Disclosed Claims under the FRL

   [Non-Consolidated]                                                                                          (in millions of yen)
   --------------------------------------------------------------------------------------------------------------------------------
                                                                     As of       Increase/    Increase/     As of          As of
                                                                 September 30,  (Decrease)   (Decrease)  September 30,   March 31,
                                                                    2002 (A)     (A) - (B)    (A) - (C)    2001 (B)       2002 (C)
   --------------------------------------------------------------------------------------------------------------------------------
   Secured coverage amount (2)                                      2,125,585    (435,256)     (328,448)     2,560,841   2,454,033
     ------------------------------------------------------------------------------------------------------------------------------
     Allowance for loan losses                                        620,824    (163,234)     (143,769)       784,059     764,594
     ------------------------------------------------------------------------------------------------------------------------------
     Collateral, guarantees, etc.                                   1,504,760    (272,022)     (184,678)     1,776,782   1,689,439
   --------------------------------------------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------------------------------------------
   Secured coverage ratio (2)/(1)                                       75.94%       3.98%         1.59%         71.95%      74.34%
   --------------------------------------------------------------------------------------------------------------------------------

   Secured Coverage of each category of Disclosed Claims under the FRL

   [Non-Consolidated]                                                                                          (in millions of yen)
   --------------------------------------------------------------------------------------------------------------------------------
                                                                     Reserve for    Collectable
                                                                     financial      amount by
                                                                     support to     collateralized  Coverage ratio  Coverage ratio
                                        Disclosed   Allowance for    specific       and guaranteed  [(B)+(C)]/      [(B)+(C)]+(D)]/
                 Category               amount(A)   loan losses (B)  borrowers (C)  loans (D)       [(A)-(D)]       (A)
   --------------------------------------------------------------------------------------------------------------------------------
   Claims to bankrupt and
    substantially bankrupt debtors        341,590           27,685              -         313,905          100.00%         100.00%
                                         [322,345]         [62,345]             -        [259,999]        [100.00%]       [100.00%]
   --------------------------------------------------------------------------------------------------------------------------------
   Claims under high risk                 985,329          336,366              -         438,923           61.55%          78.68%
                                       [1,442,061]        [486,938]             -        [643,242]         [60.95%]        [78.37%]
   --------------------------------------------------------------------------------------------------------------------------------
   Claims under close observation       1,472,004          256,773              -         751,932           35.65%          68.52%
                                       [1,536,289]        [215,309]             -        [786,196]         [28.70%]        [65.18%]
   --------------------------------------------------------------------------------------------------------------------------------
   Sub total (1)                        2,798,925          620,824              -       1,504,760           47.97%          75.94%
                                       [3,300,695]        [764,594]             -      [1,689,439]         [47.45%]        [74.34%]
   --------------------------------------------------------------------------------------------------------------------------------
   Normal claims                       36,883,565
                                      [38,400,371]
   --------------------------------------------------------------------------------------------------------------------------------
   Total (2)                           39,682,490
                                      [41,701,067]
   --------------------------------------------------------------------------------------------------------------------------------
   Sub total (1) / Total (2)                 7.05%
                                            [7.91%]
   --------------------------------------------------------------------------------------------------------------------------------

Note: The upper figures are as of September 30, 2002. The lower figures with bracket are as of March 31, 2002.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubisti, Ltd.)

6. Progress in the Disposal of Problem Assets [Non-Consolidated]
   (excluding claims under close observation)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL                          (in billions of yen)
  ------------------------------------------------------------------------------------------------------------------------------
                                               As of           As of         As of          As of         As of
                                           September 30,     March 31,   September 30,    March 31,   September 30,   (b)-(a)
                                               2000             2001         2001          2002(a)       2002(b)
  ------------------------------------------------------------------------------------------------------------------------------
  Claims to bankrupt and substantially
  bankrupt debtors                                 274.3         144.3           150.6        144.9           210.9        65.9
  ------------------------------------------------------------------------------------------------------------------------------
  Claims under high risk                         1,053.5         944.9           758.4        538.4           193.6      (344.8)
  ------------------------------------------------------------------------------------------------------------------------------
  Total                                          1,327.8       1,089.2           909.0        683.4           404.6      (278.8)
  ------------------------------------------------------------------------------------------------------------------------------
                                                                                                          (A)           (B)

  Note: The figures as of September 30, 2002 include assets of 38.8 billion yen which facilitates the final disposal of problem assets.

  Progress in the disposal of problem assets  (in billions of yen)
  ------------------------------------------------------------------
                                           First half of fiscal 2002
  ------------------------------------------------------------------
  Disposition by borrower's liquidation                          2.8
  ------------------------------------------------------------------
  Re-constructive disposition                                   15.9
  ------------------------------------------------------------------
  Improvements of financial status due to
  re-constructive disposition                                   60.8
  ------------------------------------------------------------------
  Loan sales to secondary market                                95.2
  ------------------------------------------------------------------
  Write-off                                                     38.3
  ------------------------------------------------------------------
  Other                                                         65.5
     ---------------------------------------------------------------
     Collection of claims                                       51.8
     ---------------------------------------------------------------
     Improvements of financial status                           13.7
  ------------------------------------------------------------------
  Total                                                        278.8 (B)
  ------------------------------------------------------------------

  Note: "Improvements of financial status due to re-constructive disposition" were included in "Other" in the disclosure for the year ended March 31, 2001.

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL     (in billions of yen)
  ------------------------------------------------------------------------------------------------------------------------
                                                 As of            As of           As of            As of       -----------
                                               March 31,      September 30,     March 31,      September 30,     (b)-(a)
                                                 2001              2001          2002(a)          2002(b)
  ------------------------------------------------------------------------------------------------------------------------
  Claims to bankrupt and substantially
  bankrupt debtors                                 106.8              98.3            94.3              44.0        (50.2)
  ------------------------------------------------------------------------------------------------------------------------
  Claims under high risk                           635.3             575.4           447.4             269.3       (178.1)
  ------------------------------------------------------------------------------------------------------------------------
  Total                                            742.1             673.7           541.8             313.3       (228.4)
  ------------------------------------------------------------------------------------------------------------------------
                                                                                                    (C)           (D)

  Note: The figures as of September 30, 2002 include assets of 19.0 billion yen which facilitates the final disposal of problem assets.

  Progress in the disposal of problem assets  (in billions of yen)
  ------------------------------------------------------------------
                                           First half of fiscal 2002
  ------------------------------------------------------------------
  Disposition by borrower's liquidation                          3.8
  ------------------------------------------------------------------
  Re-constructive disposition                                   12.7
  ------------------------------------------------------------------
  Improvements of financial status due to
  re-constructive disposition                                   40.6
  ------------------------------------------------------------------
  Loan sales to secondary market                                83.5
  ------------------------------------------------------------------
  Write-off                                                     15.4
  ------------------------------------------------------------------
  Other                                                         72.1
  ------------------------------------------------------------------
     Collection of claims                                       41.2
     ---------------------------------------------------------------
     Improvements of financial status                           30.8
     ---------------------------------------------------------------
  Total                                                        228.4 (D)
  ------------------------------------------------------------------

  Note: "Improvements of financial status due to re-constructive disposition" were included in "Other" in the disclosure for the year ended March 31, 2001.

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL   (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                      As of               As of              As of       --------------
                                                  September 30,         March 31,        September 30,      (b)-(a)
                                                      2001               2002(a)            2002(b)
-----------------------------------------------------------------------------------------------------------------------
  Claims to bankrupt and substantially
  bankrupt debtors                                         27.1              25.6                 26.4             0.7
-----------------------------------------------------------------------------------------------------------------------
  Claims under high risk                                  257.0             140.1                 79.9           (60.1)
-----------------------------------------------------------------------------------------------------------------------
  Total                                                   284.2             165.8                106.3           (59.4)
-----------------------------------------------------------------------------------------------------------------------
                                                                                              (E)              (F)

  Note: The figures as of September 30, 2002 include assets of 17.2 billion yen which facilitates the final disposal of problem assets.

  Progress in the disposal of problem assets  (in billions of yen)
  ------------------------------------------------------------------
                                           First half of fiscal 2002
  ------------------------------------------------------------------
  Disposition by borrower's liquidation                          1.3
  ------------------------------------------------------------------
  Re-constructive disposition                                    4.7
  ------------------------------------------------------------------
  Improvements of financial status due to
  re-constructive disposition                                      -
  ------------------------------------------------------------------
  Loan sales to secondary market                                25.3
  ------------------------------------------------------------------
  Write-off                                                      7.6
  ------------------------------------------------------------------
  Other                                                         20.2
  ------------------------------------------------------------------
     Collection of claims                                       16.6
     ---------------------------------------------------------------
     Improvements of financial status                            3.6
     ---------------------------------------------------------------
  Total                                                         59.4 (F)
  ------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubisti, Ltd.)


(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

                                                            (in billions of yen)
  ------------------------------------------------------------------------------
                                             As of        As of        ---------
                                            March 31,  September 30,    (b)-(a)
                                               2002(a)      2002(b)
  ------------------------------------------------------------------------------
  Claims to bankrupt and substantially
  bankrupt debtors                               57.3          35.4       (21.8)
  ------------------------------------------------------------------------------
  Claims under high risk                        315.9         162.4      (153.4)
  ------------------------------------------------------------------------------
  Total                                         373.2         197.9      (175.3)
  ------------------------------------------------------------------------------
                                                          (G)           (H)

  Note: The figures as of September 30, 2002 include assets of 24.5 billion yen which facilitates the final disposal of problem assets.

  Progress in the disposal of problem assets          (in billions of yen)
  ------------------------------------------------------------------------
                                                 First half of fiscal 2002
  ------------------------------------------------------------------------
  Disposition by borrower's liquidation                                7.5
  ------------------------------------------------------------------------
  Re-constructive disposition                                         19.6
  ------------------------------------------------------------------------
  Improvements of financial status due to
  re-constructive disposition                                            -
  ------------------------------------------------------------------------
  Loan sales to secondary market                                       5.9
  ------------------------------------------------------------------------
  Write-off                                                           10.8
  ------------------------------------------------------------------------
  Other                                                              131.2
  ------------------------------------------------------------------------
      Collection of claims                                            70.6
  ------------------------------------------------------------------------
      Improvements of financial status                                60.6
  ------------------------------------------------------------------------
     Total                                                           175.3 (H)
  ------------------------------------------------------------------------

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                      (in billions of yen)
  ------------------------------------------------------------------------
                                                              As of
                                                        September 30, 2002
  Claims to bankrupt and substantially
  bankrupt debtors                                                    24.6
  ------------------------------------------------------------------------
  Claims under high risk                                             279.9
  ------------------------------------------------------------------------
  Total                                                              304.5 (I)
  ------------------------------------------------------------------------

  Note: The figures as of September 30, 2002 include assets of 16.8 billion yen which facilitates the final disposal of problem assets.

  (Reference)

  The transition of problem assets based on the FRL                                               (in billions of yen)
  --------------------------------------------------------------------------------------------------------------------
                                             As of         As of        As of        As of        As of      ---------
                                         September 30,   March 31,  September 30,  March 31,  September 30,   (b)-(a)
                                            2000(a)        2001         2001         2002        2002(b)
  --------------------------------------------------------------------------------------------------------------------
  Claims to bankrupt and substantially
  bankrupt debtors                               274.3       251.2        276.1        322.3        341.5        67.2
  --------------------------------------------------------------------------------------------------------------------
  Claims under high risk                       1,053.5     1,580.2      1,590.9      1,442.0        985.3       (68.1)
  --------------------------------------------------------------------------------------------------------------------
  Total                                        1,327.8     1,831.4      1,867.0      1,764.4      1,326.9        (0.9)(J=A+C+E+G+I)
  --------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

7. Classification of Loans by Type of Industry

(1) Loan by type of industry  [Non-Consolidated]                                                 (in millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                As of         Increase/     Increase/        As of          As of
                                            September 30,    (Decrease)    (Decrease)    September 30,    March 31,
                                               2002 (A)       (A) - (B)     (A) - (C)       2001 (B)       2002 (C)
---------------------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans
  booked at offshore markets)                   28,976,779       838,286      (874,415)      28,138,493     29,851,195
  -------------------------------------------------------------------------------------------------------------------
  Manufacturing                                 4,485,888      (140,375)     (107,794)       4,626,263      4,593,682
  Agriculture                                      15,184        (3,673)       (1,942)          18,857         17,126
  Forestry                                          5,284          (159)         (371)           5,443          5,655
  Fishery                                           3,057          (404)            -            3,461          3,057
  Mining                                           34,420        (1,839)       (6,701)          36,259         41,121
  Construction                                  1,049,605      (156,580)     (115,853)       1,206,185      1,165,458
  Utilities                                       245,570       (20,590)      (17,981)         266,160        263,551
  Transportation and Communication              1,209,703       (52,796)       (8,398)       1,262,499      1,218,101
  Wholesale, Retail and Restaurant              4,684,476      (327,319)      (95,923)       5,011,795      4,780,399
  Banks and other financial institutions        2,107,240       155,483      (198,441)       1,951,757      2,305,681
  Real estate                                   3,470,443      (249,198)     (173,816)       3,719,641      3,644,259
  Services                                      3,473,580      (220,054)     (154,887)       3,693,634      3,628,467
  Municipal government                             31,667        (1,784)        1,536           33,451         30,131
  Other industries                              8,160,662     1,857,574         6,155        6,303,088      8,154,507
---------------------------------------------------------------------------------------------------------------------
Overseas offices and loans booked
       at offshore markets                      5,186,665        65,564      (582,956)       5,121,101      5,769,622
---------------------------------------------------------------------------------------------------------------------
               Total                           34,163,445       903,850    (1,457,371)      33,259,594     35,620,817
---------------------------------------------------------------------------------------------------------------------

(2) Domestic consumer loans   [Non-Consolidated]                                                 (in millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                As of        Increase/      Increase/        As of           As of
                                            September 30,    (Decrease)    (Decrease)    September 30,     March 31,
                                              2002 (A)       (A) - (B)      (A) - (C)      2001 (B)         2002 (C)
---------------------------------------------------------------------------------------------------------------------
Total domestic consumer loans                   7,014,285       527,257       274,408        6,487,028      6,739,877
  -------------------------------------------------------------------------------------------------------------------
  Housing loans                                 6,477,174       587,917       307,461        5,889,257      6,169,713
  -------------------------------------------------------------------------------------------------------------------
  Others                                          537,111       (60,660)      (33,053)         597,771        570,164
---------------------------------------------------------------------------------------------------------------------

(3) Domestic loans to small and medium-sized companies   [Non-Consolidated]                                 (in millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                        As of           Increase/     Increase/        As of            As of
                                                     September 30,     (Decrease)    (Decrease)    September 30,      March 31,
                                                       2002 (A)         (A) - (B)     (A) - (C)      2001 (B)         2002 (C)
--------------------------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized companies      17,272,676       (816,527)     (732,067)      18,089,203      18,004,743
--------------------------------------------------------------------------------------------------------------------------------
Percentage to total domestic loans                           59.60%         (4.67)%       (0.70)%          64.28%          60.31%
--------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

8. Loans and deposits  [Non-Consolidated]

                                                                                        (in millions of yen)
   ---------------------------------------------------------------------------------------------------------
                                        As of         Increase/      Increase/        As of          As of
                                    September 30,    (Decrease)     (Decrease)    September 30,    March 31,
                                       2002 (A)       (A) - (B)      (A) - (C)       2001 (B)      2002 (C)
   ---------------------------------------------------------------------------------------------------------
   Deposits (ending balance)           45,715,654      3,657,726        373,600      42,057,927   45,342,053
   ---------------------------------------------------------------------------------------------------------
   Deposits (average balance)          45,524,028      3,342,466      2,192,205      42,181,561   43,331,822
   ---------------------------------------------------------------------------------------------------------
   Loans (ending balance)              34,163,445        903,850     (1,457,371)     33,259,594   35,620,817
   ---------------------------------------------------------------------------------------------------------
   Loans (average balance)             34,565,134        906,003        207,684      33,659,131   34,357,449
   ---------------------------------------------------------------------------------------------------------

9. Domestic deposits  [Non-Consolidated]

                                                                                        (in millions of yen)
   ---------------------------------------------------------------------------------------------------------
                                        As of         Increase/      Increase/        As of         As of
                                    September 30,    (Decrease)     (Decrease)    September 30,   March 31,
                                       2002 (A)       (A) - (B)      (A) - (C)       2001 (B)     2002 (C)
   ---------------------------------------------------------------------------------------------------------
   Domestic deposits                   40,346,185      5,252,630      1,081,964      35,093,555   39,264,221
        ----------------------------------------------------------------------------------------------------
        Individuals                    24,383,970      3,531,733      1,119,552      20,852,237   23,264,417
        ----------------------------------------------------------------------------------------------------
        Corporations and others        15,962,215      1,720,897        (37,588)     14,241,318   15,999,804
   ---------------------------------------------------------------------------------------------------------

   Note: Excluding negotiable of certificates deposit, deposits of overseas offices, and JOM accounts.

10. Number of Employees   [Non-Consolidated]

   ---------------------------------------------------------------------------------------------------------
                                        As of         Increase/      Increase/        As of         As of
                                    September 30,    (Decrease)     (Decrease)    September 30,   March 31,
                                       2002 (A)       (A) - (B)      (A) - (C)       2001 (B)     2002 (C)
   ---------------------------------------------------------------------------------------------------------
   Number of Employees                     15,852           (535)           132          16,387       15,720
   ---------------------------------------------------------------------------------------------------------

11. Number of Offices   [Non-Consolidated]

   ---------------------------------------------------------------------------------------------------------
                                        As of         Increase/      Increase/        As of         As of
                                    September 30,    (Decrease)     (Decrease)    September 30,   March 31,
                                       2002 (A)       (A) - (B)      (A) - (C)       2001 (B)     2002 (C)
   ---------------------------------------------------------------------------------------------------------
   Domestic:                                  287            (15)            (9)            302          296
        ----------------------------------------------------------------------------------------------------
        Head office and Branches              263            (11)            (7)            274          270
        Sub Branches & Agencies                24             (4)            (2)             28           26
   ---------------------------------------------------------------------------------------------------------
   Overseas:                                   75             (1)             -              76           75
        ----------------------------------------------------------------------------------------------------
        Branches                               44              -              -              44           44
        Sub - branches                         14              -              -              14           14
        Representative offices                 17             (1)             -              18           17
   ---------------------------------------------------------------------------------------------------------
   Total                                      362            (16)            (9)            378          371
   ---------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

12.  Earning Projections for the Fiscal Year Ending March 31, 2003



    [Consolidated]                                          (in billions of yen)
    ---------------------------------------------------------------------------
                                For the year ending     For the six months ended
                                  March 31, 2003            September 30, 2002
    ----------------------------------------------------------------------------
      Ordinary income                    2,300.0                   1,143.3
    ---------------------------------------------------------------------------
      Ordinary loss                       (110.0)                   (152.4)
    ---------------------------------------------------------------------------
      Net loss                            (140.0)                   (157.3)
    ---------------------------------------------------------------------------


    [Non-Consolidated]                                      (in billions of yen)
    ---------------------------------------------------------------------------
                                 For the year ending    For the six months ended
                                   March 31, 2003          September 30, 2002
    ---------------------------------------------------------------------------
      Ordinary income                    1,700.0                     857.7
    ---------------------------------------------------------------------------
      Ordinary loss                       (150.0)                   (153.3)
    ---------------------------------------------------------------------------
      Net loss                             (70.0)                    (79.8)
    ---------------------------------------------------------------------------
    ---------------------------------------------------------------------------
      Net business profits before
      provision for formula allowance
      for loan losses                      500.0                     246.4
    ---------------------------------------------------------------------------

                                                                            MTFG



                     Selected Interim Financial Information

                               under Japanese GAAP

                    For the Fiscal Year Ending March 31, 2003
















                  The Mitsubishi Trust and Banking Corporation

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)


                                   [Contents]

       1  Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2003

       1. Consolidated Balance Sheets                                                                                 ..........  35
       2. Consolidated Statements of Operations                                                                       ..........  36
       3. Consolidated Statements of Capital Surplus and Retained Earnings                                            ..........  37
       4. Notional principal or contract amount, market value and valuation gains (losses) on derivatives             ..........  38
                                                                                                [Consolidated]
       5. Comparison of Statement of Trust Assets and Liabilities               [Trust],[Non-Consolidated]            ..........  41
       6. Financial Results                                                     [Consolidated],[Non-Consolidated]     ..........  44
       7. Average interest rate spread                                          [Non-Consolidated]                    ..........  46
       8. Valuation Differences on Securities                                   [Consolidated], [Trust]               ..........  46
       9. Risk-Adjusted Capital Ratio Based on the Standards of the BIS         [Consolidated]                        ..........  47


    2  Loan Portfolio and Other

       1. Risk-Monitored Loans                                             [Consolidated],[Non-Consolidated], [Trust] ..........  48
                                                                [Consolidated and Trust],[Non-Consolidated and Trust]
       2. Allowance for Loan Losses                                        [Consolidated],[Non-Consolidated], [Trust] ..........  51
       3. Coverage Ratio against Risk-Monitored Loans                           [Consolidated],[Non-Consolidated]     ..........  51
       4. Disclosed Claims under the Financial Reconstruction Law ("FRL")       [Non-Consolidated],[Trust]            ..........  52
                                                                                [Non-Consolidated and Trust]
       5. Status of Secured Coverage on Disclosed Claims under the FRL          [Non-Consolidated],[Trust]            ..........  53
                                                                                [Non-Consolidated and Trust]
       6. Progress in the Disposal of Problem Assets                            [Non-Consolidated and Trust]          ..........  55
       7. Classification of Loans by Type of Industry                           [Non-Consolidated],[Trust]            ..........  57
                                                                                [Non-Consolidated and Trust]
       8. Loans and deposits                                                    [Non-Consolidated]                    ..........  60
       9. Domestic deposits                                                     [Non-Consolidated]                    ..........  60
       10. Number of Employees                                                  [Non-Consolidated]                    ..........  60
       11. Number of Offices                                                    [Non-Consolidated]                    ..........  60
       12. Earning Projections for the Fiscal Year ending March 31, 2003        [Consolidated],[Non-Consolidated]     ..........  61


                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2003

(Japanese GAAP)


1. Consolidated Balance Sheets

----------------------------------------------------------------------------------------------------------------------------
                                                             As of September 30,      Increase/  As of March 31,  Increase/
                                                            2002(A)       2001(B)    (Decrease)      2002(C)      (Decrease)
(in millions of yen)                                                                  (A) - (B)                   (A) - (C)
----------------------------------------------------------------------------------------------------------------------------
Assets:
  Cash and due from banks                                  1,170,607       949,326      221,280     1,023,093       147,513
  Call loans and bills bought                                  6,130        56,817      (50,687)      300,000      (293,870)
  Receivables under securities borrowing transactions      1,921,949             -    1,921,949             -     1,921,949
  Commercial paper and other debt purchased                   10,525         2,978        7,546         9,175         1,350
  Trading assets                                             425,935       405,075       20,859       427,000        (1,065)
  Money held in trust                                         14,434        24,606      (10,171)            -        14,434
  Investment securities                                    7,233,595     5,931,878    1,301,717     6,757,663       475,932
  Loans and bills discounted                               8,822,563     8,938,306     (115,742)    9,081,942      (259,378)
  Foreign exchanges                                           15,677        13,353        2,323        14,256         1,420
  Pledged money for securities borrowing transactions              -             -            -     1,580,670    (1,580,670)
  Other assets                                             1,268,260     1,672,645     (404,385)    1,175,019        93,241
  Premises and equipment                                     189,159       245,598      (56,438)      186,968         2,190
  Deferred tax assets                                        246,427       234,025       12,401       249,468        (3,041)
  Deferred tax assets on land revaluation losses               4,984             -        4,984         4,985            (1)
  Customers' liabilities for acceptances and guarantees      444,140       538,404      (94,264)      490,893       (46,752)
  Allowance for loan losses                                 (375,733)     (340,573)     (35,159)     (399,978)       24,244
----------------------------------------------------------------------------------------------------------------------------
      Total assets                                        21,398,657    18,672,444    2,726,213    20,901,159       497,498
============================================================================================================================
Liabilities:
  Deposits                                                11,160,893    10,292,778      868,114    11,250,776       (89,883)
  Negotiable certificates of deposit                       1,308,427     1,198,933      109,494     1,283,592        24,835
  Call money and bills sold                                1,217,863       273,629      944,234       895,608       322,255
  Payables under repurchase agreements                        43,999        39,999        4,000       468,757      (424,757)
  Payables under securities lending transactions           2,393,839             -    2,393,839             -     2,393,839
  Commercial paper                                           540,000             -      540,000       460,000        80,000
  Trading liabilities                                        154,499       157,436       (2,937)      109,665        44,833
  Borrowed money                                             235,716       222,705       13,011       240,958        (5,242)
  Foreign exchanges                                           20,215        23,497       (3,281)       23,359        (3,144)
  Bonds and notes                                            345,400       402,100      (56,700)      354,600        (9,200)
  Due to trust account                                     1,635,468     2,759,313   (1,123,844)    2,282,224      (646,756)
  Pledged money for securities lending transactions                -             -            -     1,251,772    (1,251,772)
  Other liabilities                                        1,146,995     1,924,559     (777,564)    1,020,331       126,663
  Reserve for employees' bonuses                               4,008         3,950           58         4,042           (33)
  Reserve for employees' retirement benefits                  15,088         7,496        7,591        13,157         1,930
  Reserve for losses on real estate-collateralized
    loans sold                                                   352         3,552       (3,200)          342            10
  Deferred tax liabilities                                       281           168          113            68           213
  Deferred tax liabilities on land revaluation excess            190             -          190           190             -
  Acceptances and guarantees                                 444,140       538,404      (94,264)      490,893       (46,752)
----------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                   20,667,380    17,848,526    2,818,854    20,150,342       517,038
----------------------------------------------------------------------------------------------------------------------------
Minority interest                                              2,841         3,662         (821)        4,129        (1,288)
----------------------------------------------------------------------------------------------------------------------------
Shareholder's equity:
  Capital stock                                              305,143       292,793       12,350       305,143             -
  Capital surplus                                            255,617       246,378        9,239       255,617             -
  Retained earnings                                          173,276       298,975     (125,698)      210,676       (37,400)
  Land revaluation excess                                     (7,699)            -       (7,699)       (7,700)            1
  Unrealized gains (losses) on securities available
    for sale                                                   8,262       (11,710)      19,973       (13,396)       21,658
  Foreign currency translation adjustments                    (6,165)       (6,182)          16        (3,653)       (2,511)
----------------------------------------------------------------------------------------------------------------------------
      Total shareholder's equity                             728,435       820,254      (91,818)      746,687       (18,251)
----------------------------------------------------------------------------------------------------------------------------
      Total liabilities, minority interest
        and shareholder's equity                          21,398,657    18,672,444    2,726,213    20,901,159       497,498
============================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

2. Consolidated Statements of Operations

----------------------------------------------------------------------------------------------------------------
                                                    For the six months ended      Increase/  For the year ended
                                                          September 30,          (Decrease)    March 31, 2002
(in millions of yen)                                2002(A)           2001(B)     (A) - (B)
----------------------------------------------------------------------------------------------------------------
Ordinary income:
    Trust fees                                       38,575            41,110      (2,535)               96,233
    Interest income:                                184,728           203,774     (19,046)              425,647
         Interest on loans and discounts             67,469            82,506     (15,036)              160,143
         Interest and dividends on securities        76,099            75,322         777               168,445
    Fees and commissions                             25,686            21,416       4,269                48,661
    Trading profits                                   1,439             2,288        (849)                2,303
    Other business income                            21,917            24,606      (2,688)               32,264
    Other ordinary income                            20,923            48,499     (27,576)               58,960
----------------------------------------------------------------------------------------------------------------
Total ordinary income                               293,270           341,696     (48,425)              664,072
----------------------------------------------------------------------------------------------------------------
Ordinary expenses:
    Interest expense:                                85,456           125,719     (40,263)              242,485
         Interest on deposits                        29,638            64,422     (34,783)              110,092
    Fees and commissions                              3,477             3,269         207                 6,020
    Trading losses                                        -               136        (136)                    -
    Other business expenses                          31,543            18,943      12,599                49,794
    General and administrative expenses              87,934            81,179       6,755               173,610
    Other ordinary expenses                         127,531           129,536      (2,004)              248,644
----------------------------------------------------------------------------------------------------------------
Total ordinary expenses                             335,943           358,784     (22,841)              720,556
----------------------------------------------------------------------------------------------------------------
Ordinary loss                                       (42,672)          (17,088)    (25,584)              (56,484)
----------------------------------------------------------------------------------------------------------------
Special gains                                         9,070             6,372       2,697                21,450
Special losses                                        3,326             2,238       1,088                59,459
----------------------------------------------------------------------------------------------------------------
Loss before income taxes and others                 (36,928)          (12,954)    (23,974)              (94,492)
----------------------------------------------------------------------------------------------------------------
Income taxes-current                                  1,104             1,219        (115)                3,688
Income taxes-refund                                   3,284                 -       3,284                     -
Income taxes-deferred                                (1,920)           (6,221)      4,301               (11,072)
Minority interest                                      (297)              281        (578)                  548
----------------------------------------------------------------------------------------------------------------
Net loss                                            (32,530)           (8,233)    (24,297)              (87,657)
================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                   (The Mitsubisi Trust and Banking Corporation)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

Consolidated Statement of Capital Surplus and Retained Earnings

-------------------------------------------------------------------------------------------
                                                                  For the six months ended
(in millions of yen)                                                 September 30, 2002
-------------------------------------------------------------------------------------------
Balance of capital surplus at beginning of period                                  255,617
-------------------------------------------------------------------------------------------
Balance of capital surplus at end of period                                        255,617
-------------------------------------------------------------------------------------------

Balance of retained earnings at beginning of period                                210,676

Decrease:                                                                          (37,400)

     Cash dividends                                                                 (4,683)

     Reduction in land revaluation excess                                               (1)

     Decrease in companies accounted for by the equity method                         (184)

     Net loss                                                                      (32,530)

Balance of retained earnings at end of period                                      173,276
-------------------------------------------------------------------------------------------

Consolidated Statement of Retained Earnings

---------------------------------------------------------------------------------------------------------------------
                                                                     For the six months ended    For the year ended
(in millions of yen)                                                    September 30, 2001          March 31, 2002
---------------------------------------------------------------------------------------------------------------------
Balance of retained earnings at beginning of period                                312,190                   312,190

Increase:                                                                              385                     5,657

     Increase due to merger                                                              -                     5,271

     Increase in companies accounted for by the equity method                          385                       385

Decrease:                                                                           (5,368)                  (19,513)

     Cash dividends                                                                 (5,368)                  (19,513)

Net loss                                                                            (8,233)                  (87,657)
---------------------------------------------------------------------------------------------------------------------

Balance of retained earnings at end of period                                      298,975                   210,676
---------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                   (The Mitsubisi Trust and Banking Corporation)

(Japanese GAAP)

4. Notional principal or contract amount, market value and valuation gains (losses) on derivatives

a. Interest rate-related transactions

                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                          As of September 30, 2002
                                ---------------------------------------------------------------------------
                                Notional principal              Market value       Valuation gains
                                or contract amount                                      (losses)
-----------------------------------------------------------------------------------------------------------
Exchange-traded
-----------------------------------------------------------------------------------------------------------
    Futures                              10,463                       16                     16
    -------------------------------------------------------------------------------------------------------
    Options                                   -                        -                      -
-----------------------------------------------------------------------------------------------------------
Over-the-counter
-----------------------------------------------------------------------------------------------------------
    FRAs                                      -                        -                      -
    -------------------------------------------------------------------------------------------------------
    Swaps                             7,107,661                    1,032                  1,032
    -------------------------------------------------------------------------------------------------------
    Options                                   -                        -                      -
    -------------------------------------------------------------------------------------------------------
    Caps/Floors                         350,091                      (31)                   (48)
    -------------------------------------------------------------------------------------------------------
    Others                              342,367                       20                    111
-----------------------------------------------------------------------------------------------------------
Total                                                              1,037                  1,111
-----------------------------------------------------------------------------------------------------------

Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

b. Foreign exchange-related transactions

                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                            As of September 30, 2002
                                ---------------------------------------------------------------------------
                                Notional principal amount       Market value        Valuation gains
-----------------------------------------------------------------------------------------------------------
Over-the-counter
-----------------------------------------------------------------------------------------------------------
    Swaps                                   125,449                      54                      54
    -------------------------------------------------------------------------------------------------------
    Forward contracts                             -                       -                       -
    -------------------------------------------------------------------------------------------------------
    Options                                       -                       -                       -
    -------------------------------------------------------------------------------------------------------
    Others                                        -                       -                       -
-----------------------------------------------------------------------------------------------------------

Notes: 1. Valuation gains are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting and/or which are applicable to notes 2. are not included in the above table.
       2. Currency swaps which are accounted for by an accrual basis are not included in the above table. Notional principal amount, market value and valuation gains of currency swaps which are accounted for by an accrual basis are as follows:

                                                                                         (in millions of yen)
    -------------------------------------------------------------------------------------------------------
                                                        As of September 30, 2002
                                ---------------------------------------------------------------------------
                                     Notional principal amount       Market value       Valuation gains
    -------------------------------------------------------------------------------------------------------
    Swaps                                            2,910,291                (23)                 (23)
    -------------------------------------------------------------------------------------------------------

Other foreign exchange-related transactions such as forward exchange contracts and currency options, which valuation gains (losses) had been recognized in the consolidated statement of operations, are not included in the above table.

Notional principal or contract amounts of those foreign exchange-related transactions are as follows:

         ---------------------------------------------------------------------
                                            As of September 30, 2002
                                ----------------------------------------------
                                   Notional principal or contract amount
         ---------------------------------------------------------------------
         Exchange-traded
            ------------------------------------------------------------------
            Futures                                                         -
            ------------------------------------------------------------------
            Options                                                         -
         ---------------------------------------------------------------------
         Over-the-counter
            ------------------------------------------------------------------
            Forward contracts                                       5,396,507
            ------------------------------------------------------------------
            Options                                                   195,700
            ------------------------------------------------------------------
            Others                                                          -
         ---------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

     c. Equity-related transactions : N/A

     d. Bond-related transactions

                                                                    (in millions of yen)
        --------------------------------------------------------------------------------
                                                     As of September 30, 2002
        --------------------------------------------------------------------------------
                                 Notional principal    Market value    Valuation gains
                                 or contract amount                       (losses)
        --------------------------------------------------------------------------------
        Exchange-traded
            ----------------------------------------------------------------------------
            Futures                           12,074              (0)                (0)
            ----------------------------------------------------------------------------
            Options                                -               -                  -
        --------------------------------------------------------------------------------
        Over-the-counter
            ----------------------------------------------------------------------------
            Options                                -               -                  -
            ----------------------------------------------------------------------------
            Others                                 -               -                  -
        --------------------------------------------------------------------------------
        Total                                                     (0)                (0)
        --------------------------------------------------------------------------------

        Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

     e. Commodity-related transactions : N/A

     f. Credit derivatives

                                                                    (in millions of yen)
        --------------------------------------------------------------------------------
                                                     As of September 30, 2002
        --------------------------------------------------------------------------------
                                 Notional principal    Market value    Valuation gains
                                 or contract amount                       (losses)
        --------------------------------------------------------------------------------
         Over-the-counter
             ---------------------------------------------------------------------------
             Credit default options            3,008             (30)               (30)
             ---------------------------------------------------------------------------
             Others                                -               -                  -
         -------------------------------------------------------------------------------
         Total                                                   (30)               (30)
         -------------------------------------------------------------------------------

         Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

   (Reference)

   Derivatives which qualify for hedge-accounting [Consolidated]

                                                                                                     (in billions of yen)
        -----------------------------------------------------------------------------------------------------------------
                                                                As of September 30, 2002
        -----------------------------------------------------------------------------------------------------------------
                                 Notional principal    Market value    Deferred hedge   Deferred hedge    Deferred hedge
                                 or contract amount                        profit            loss        profit and loss
        -----------------------------------------------------------------------------------------------------------------
        Interest Rate futures                  196.8             0.1               0.5              0.4              0.1
        -----------------------------------------------------------------------------------------------------------------
        Interest Rate Swaps                 23,833.2            70.4             368.5            341.2             27.3
        -----------------------------------------------------------------------------------------------------------------
        Others(Interest
          rate-related)                        281.9            (0.1)              0.7              0.3              0.4
        -----------------------------------------------------------------------------------------------------------------
        Others(Exclude Interest
          rate-related)                        619.6            (1.6)              0.7              3.2             (2.5)
        -----------------------------------------------------------------------------------------------------------------
        Total                                                   68.7             370.6            345.3             25.3
        -----------------------------------------------------------------------------------------------------------------

        Notes: 1. Derivatives which qualify for hedge-accounting are included in the above table.

               2. The transactions in the above table are accounted for market value, and mainly applied deferral hedge accounting.


        Residual schedule of notional principal classified as interest rate swap is as follows:

                                                                                                           (in billions of yen)
        -----------------------------------------------------------------------------------------------------------------------
                                                                             Due after 1 year
                                                         Due within 1 year    through 5 years   Due after 5 years      Total
        -----------------------------------------------------------------------------------------------------------------------
        Receivable fixed rate/payable floating rate                4,811.9            9,400.3                94.8     14,307.0
        -----------------------------------------------------------------------------------------------------------------------
        Receivable floating rate/payable fixed rate                2,481.9            5,603.7               143.6      8,229.4
        -----------------------------------------------------------------------------------------------------------------------
        Receivable floating rate/payable floating rate               225.0            1,069.5                 2.2      1,296.7
        -----------------------------------------------------------------------------------------------------------------------
        Total                                                      7,518.8           16,073.5               240.7     23,833.2
        -----------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Toyko Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)


5. Comparison of Statement of Trust Assets and Liabilities

(1)Comparison of Statement of Trust Assets and Liabilities

The Mitsubishi Trust and Banking Corporation

----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Increase/         As of         Increase/
                                                           As of September 30,       (Decrease)        March 31,     (Decrease)
(in millions of Yen)                                      2002(A)       2001(B)       (A) - (B)         2002(C)       (A) - (C)
---------------------------------------------------------------------------------------------------------------------------------
Assets:
  Loans and Bills Discounted                             1,178,974     1,290,215        (111,240)      1,383,437        (204,463)
  Securities                                             6,564,841    22,020,173     (15,455,331)     29,585,083     (23,020,241)
  Securities Held for Investment Trusts                          -     5,933,637      (5,933,637)      3,349,256      (3,349,256)
  Foreign Investments Held for Investment Trusts                 -       660,596        (660,596)      1,048,300      (1,048,300)
  Beneficiary Rights                                     8,349,373        92,918       8,256,454         189,162       8,160,211
  Securities Held in Custody Accounts                    3,265,155       470,528       2,794,627       3,431,739        (166,584)
  Money Claims                                           2,336,357     1,897,949         438,407       2,612,238        (275,881)
  Premises and Equipment                                 1,233,730       660,113         573,617         967,340         266,389
  Lease Rights                                              21,911        21,913              (2)         21,911               -
  Other Claims                                           1,291,966       459,170         832,795       1,014,480         277,485
  Bills Bought                                                   -             -               -          13,524         (13,524)
  Call Loans                                               266,061     1,665,344      (1,399,282)      2,279,456      (2,013,395)
  Due from Banking Account                               1,635,468     2,759,313      (1,123,844)      2,282,224        (646,756)
  Cash and Due from Banks                                1,665,996       786,949         879,047       2,043,534        (377,538)
---------------------------------------------------------------------------------------------------------------------------------
  Total Assets                                          27,809,837    38,718,822     (10,908,984)     50,221,692     (22,411,854)
=================================================================================================================================
Liabilities:
  Money Trusts                                           7,937,889    15,235,505      (7,297,616)     17,678,364      (9,740,475)
  Pension Trusts                                            92,413     6,257,142      (6,164,728)      7,604,453      (7,512,039)
  Property Formation Benefit Trusts                         12,125        13,130          (1,004)         12,675            (549)
  Loan Trusts                                            1,397,152     2,252,841        (855,689)      1,997,536        (600,383)
  Investment Trusts                                      8,192,101     8,839,452        (647,351)      5,803,288       2,388,813
  Money Entrusted Other than Money Trusts                  240,944     2,603,810      (2,362,865)      2,792,466      (2,551,521)
  Securities Trusts                                      6,189,907       633,913       5,555,994       5,900,215         289,692
  Money Claim Trusts                                     2,434,612       776,326       1,658,285       1,900,922         533,690
  Equipment Trusts                                             277           525            (247)            345             (67)
  Land and Fixtures Trusts                                 178,141       169,059           9,081         183,409          (5,268)
  Other Trusts                                           1,134,270     1,937,113        (802,842)      6,348,014      (5,213,743)
---------------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                     27,809,837    38,718,822     (10,908,984)     50,221,692     (22,411,854)
=================================================================================================================================

Note:
  Joint trust assets under the management of other companies as of September 30, 2002 :33,949,606 millions of yen as of September 30, 2001 : 11,216,131 millions of yen as of March 31, 2002 : 10,133,641 millions of yen

  (Reference)
    Of the joint trust assets the management of other companies mentioned avobe Note,the balance at the end of the interim business period of fiscal 2002 includes the trust asetts of 23,153,837 millions of yen which were entrusted to The Mitsubishi Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship (here in after referred to as Trust Assets under Service-Shared Co-Trusteeship) The comparison of statement of trust assets and liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship is givin on the next page.

                                          Mitsubishi Toyko Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(Reference)

Comparison of Statement of Trust Assets and Liabilities

The Comparison of Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

-----------------------------------------------------------------------------------------------------------------------------
                                                                                    Increase/        As of        Increase/
                                                          As of September 30,      (Decrease)      March 31,      (Decrease)
(in millions of Yen)                                     2002(A)       2001(B)      (A) - (B)       2002(C)       (A) - (C)
-----------------------------------------------------------------------------------------------------------------------------
Assets:
  Loans and Bills Discounted                             1,178,974     1,290,215      (111,240)      1,383,437      (204,463)
  Securities                                            27,469,641    22,020,173     5,449,468      29,585,083    (2,115,442)
  Securities Held for Investment Trusts                          -     5,933,637    (5,933,637)      3,349,256    (3,349,256)
  Foreign Investments Held for Investment Trusts                 -       660,596      (660,596)      1,048,300    (1,048,300)
  Beneficiary Rights                                     8,363,011        92,918     8,270,092         189,162     8,173,849
  Securities Held in Custody Accounts                    3,265,826       470,528     2,795,298       3,431,739      (165,912)
  Money Claims                                           2,337,332     1,897,949       439,383       2,612,238      (274,905)
  Premises and Equipment                                 1,233,730       660,113       573,617         967,340       266,389
  Lease Rights                                              21,911        21,913            (2)         21,911             -
  Other Claims                                           1,580,633       459,170     1,121,463       1,014,480       566,153
  Bills Bought                                               4,511             -         4,511          13,524        (9,012)
  Call Loans                                             1,566,679     1,665,344       (98,664)      2,279,456      (712,777)
  Due from Banking Account                               1,856,944     2,759,313      (902,368)      2,282,224      (425,280)
  Cash and Due from Banks                                1,981,810       786,949     1,194,861       2,043,534       (61,724)
-----------------------------------------------------------------------------------------------------------------------------
  Total Assets                                          50,861,008    38,718,822    12,142,186      50,221,692       639,316
=============================================================================================================================
Liabilities:
  Money Trusts                                          19,040,432    15,235,505     3,804,926      17,678,364     1,362,067
  Pension Trusts                                         7,489,650     6,257,142     1,232,508       7,604,453      (114,802)
  Property Formation Benefit Trusts                         12,125        13,130        (1,004)         12,675          (549)
  Loan Trusts                                            1,397,152     2,252,841      (855,689)      1,997,536      (600,383)
  Investment Trusts                                      8,192,101     8,839,452      (647,351)      5,803,288     2,388,813
  Money Entrusted Other than Money Trusts                2,994,234     2,603,810       390,423       2,792,466       201,767
  Securities Trusts                                      6,190,579       633,913     5,556,665       5,900,215       290,363
  Money Claim Trusts                                     2,434,612       776,326     1,658,285       1,900,922       533,690
  Equipment Trusts                                             277           525          (247)            345           (67)
  Land and Fixtures Trusts                                 178,141       169,059         9,081         183,409        (5,268)
  Other Trusts                                           2,931,701     1,937,113       994,587       6,348,014    (3,416,312)
-----------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                     50,861,008    38,718,822    12,142,186      50,221,692       639,316
=============================================================================================================================

Note:
  Service-Shared Co-Trusteeship started at March, 2002,at the end of the interim business period of fiscal 2001 and at the end of the business period of fiscal 2001 mentioned The Mitsubishi Trust and Banking Corporation.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

      (2)Supplemental Data (As of September 30, 2002)

        The component items of trusts with contracts for compensating the principal, including trusts for which the beneficiary interests are re-entrusted for investing in trust assets, are presented below.

        Money Trusts (Jointly Operated Designated Money in Trust)                                               (in millions of Yen)
        ----------------------------------------------------------------------------------------------------------------------------
        Assets:                                                          Liabilities:
        Loans and Bills Discounted                               376,753 Principal                                          905,619
        Securities                                               203,183 Reserve for Possible Loan Losses                     1,089
        Other                                                    327,229 Other                                                  458
        ----------------------------------------------------------------------------------------------------------------------------
        Total                                                    907,166 Total                                               907,166
        ----------------------------------------------------------------------------------------------------------------------------


        Loan Trusts
        ----------------------------------------------------------------------------------------------------------------------------
        Assets:                                                          Liabilities:
        Loans and Bills Discounted                               592,114 Principal                                         1,866,390
        Securities                                               233,107 Special Reserve Funds                                11,151
        Other                                                  1,068,340 Other                                                16,020
        ----------------------------------------------------------------------------------------------------------------------------
        Total                                                  1,893,562 Total                                             1,893,562
        ----------------------------------------------------------------------------------------------------------------------------


      (3)Financial Highlights  [Non-Consolidated]

      ------------------------------------------------------------------------------------------------------------------------------
                                                              As of September 30,          Increase/     As of March 31,  Increase/
                                                             2002(A)         2001(B)       (Decrease)       2002(C)       (Decrease)
      (in millions of Yen)                                                                  (A) - (B)                      (A) - (C)
      ------------------------------------------------------------------------------------------------------------------------------
      Total Funds                                           40,414,211      35,257,082       5,157,128     39,851,231       562,979
        Deposits                                            11,166,422      10,302,021         864,400     11,275,630      (109,208)
        Negotiable Certificates of Deposit                   1,308,427       1,196,441         111,986      1,282,570        25,857
        Money Trusts                                        19,040,432      15,235,505       3,804,926     17,678,364     1,362,067
        Pension Trusts                                       7,489,650       6,257,142       1,232,508      7,604,453      (114,802)
        Property Formation Benefit Trusts                       12,125          13,130          (1,004)        12,675          (549)
        Loan Trusts                                          1,397,152       2,252,841        (855,689)     1,997,536      (600,383)

      Loans and Bills Discounted                             9,971,451      10,192,581        (221,129)    10,424,475      (453,023)
        Banking Account                                      8,792,477       8,902,366        (109,889)     9,041,037      (248,560)
        Trust Account                                        1,178,974       1,290,215        (111,240)     1,383,437      (204,463)

      Investment Securities                                 34,718,192      27,948,288       6,769,904     36,346,517    (1,628,324)
      ------------------------------------------------------------------------------------------------------------------------------

      Note:
        The balance at the end of the interim business period of fiscal
        2002, trust accounts figures adding up trust assets and liabilities which were entrusted to The Mitsubishi Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

6. Financial Results (The Mitsubishi Trust and Banking Corporation and Consolidated Subsidiaries)

                                                                                                                (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                        Six months ended          Increase/         Six months ended
                                                                          September 30,          (Decrease)           September 30,
                                                                             2002 (A)             (A) - (B)              2001 (B)
------------------------------------------------------------------------------------------------------------------------------------
   Gross profits                                                                    151,891             6,636               145,254
   (Gross ordinary profit before trust accounts charge-offs)                       (156,626)           (1,030)             (155,596)
     -------------------------------------------------------------------------------------------------------------------------------
     Trust fees                                                                      38,575            (2,535)               41,110
       -----------------------------------------------------------------------------------------------------------------------------
       Credit costs for trust accounts (1)                                           (4,735)            5,606               (10,341)
     -------------------------------------------------------------------------------------------------------------------------------
     Net interest income                                                             99,293            21,110                78,182
     -------------------------------------------------------------------------------------------------------------------------------
     Net fees and commissions                                                        22,208             4,061                18,147
     -------------------------------------------------------------------------------------------------------------------------------
     Net trading profits                                                              1,439              (712)                2,152
     -------------------------------------------------------------------------------------------------------------------------------
     Net other business income                                                       (9,625)          (15,287)                5,662
       -----------------------------------------------------------------------------------------------------------------------------
       Net gains (losses) on debt securities                                        (12,320)          (14,807)                2,487
------------------------------------------------------------------------------------------------------------------------------------
   General and administrative expenses                                               82,893             4,675                78,217
------------------------------------------------------------------------------------------------------------------------------------
   Net business profits before credit costs for trust accounts
        and provision for formula allowance for loan losses*                         73,733            (3,645)               77,378
------------------------------------------------------------------------------------------------------------------------------------
   Provision for formula allowance for loan losses (2)                               15,945            20,767                (4,821)
------------------------------------------------------------------------------------------------------------------------------------
   Net business profits**                                                            53,052           (18,805)               71,858
------------------------------------------------------------------------------------------------------------------------------------
   Net non-recurring gains (losses)                                                 (95,724)           (6,778)              (88,946)
     -------------------------------------------------------------------------------------------------------------------------------
     Credit related costs (3)                                                       (17,407)           26,845               (44,252)
       -----------------------------------------------------------------------------------------------------------------------------
       Losses on loan charge-offs                                                    (6,721)            6,922               (13,643)
       -----------------------------------------------------------------------------------------------------------------------------
       Provision for specific allowance for loan losses                              (5,470)           25,767               (31,238)
       -----------------------------------------------------------------------------------------------------------------------------
       Provision for allowance for loans to specific foreign borrowers                  595              (778)                1,373
       -----------------------------------------------------------------------------------------------------------------------------
       Other credit related costs                                                    (5,810)           (5,066)                 (744)
     -------------------------------------------------------------------------------------------------------------------------------
     Net gains (losses) on equity securities                                        (70,402)          (33,242)              (37,159)
       -----------------------------------------------------------------------------------------------------------------------------
       Gains on sales of equity securities                                           15,767           (32,041)               47,808
       -----------------------------------------------------------------------------------------------------------------------------
       Losses on sales of equity securities                                         (41,373)          (23,953)              (17,420)
       -----------------------------------------------------------------------------------------------------------------------------
       Losses on write down of equity securities                                    (44,796)           22,751               (67,548)
     -------------------------------------------------------------------------------------------------------------------------------
     Equity in earnings (loss) of affiliates                                         (2,338)           (2,023)                 (314)
     -------------------------------------------------------------------------------------------------------------------------------
     Other                                                                           (5,576)            1,642                (7,219)
------------------------------------------------------------------------------------------------------------------------------------
   Ordinary loss                                                                    (42,672)          (25,584)              (17,088)
------------------------------------------------------------------------------------------------------------------------------------
   Net special gains                                                                  5,743             1,609                 4,134
------------------------------------------------------------------------------------------------------------------------------------
   Loss before income taxes and others                                              (36,928)          (23,974)              (12,954)
------------------------------------------------------------------------------------------------------------------------------------
   Income taxes-current                                                               1,104              (115)                1,219
------------------------------------------------------------------------------------------------------------------------------------
   Income taxes-refund                                                                3,284             3,284                     -
------------------------------------------------------------------------------------------------------------------------------------
   Income taxes-deferred                                                             (1,920)            4,301                (6,221)
------------------------------------------------------------------------------------------------------------------------------------
   Minority interest                                                                   (297)             (578)                  281
------------------------------------------------------------------------------------------------------------------------------------
   Net loss                                                                         (32,530)          (24,297)               (8,233)
------------------------------------------------------------------------------------------------------------------------------------

 Notes:
   * Net business profit before credit costs for trust accounts and provision for formula allowance for loan losses = Consolidated net business profit + credit costs for trust accounts + provision for formula allowance for loan losses
   ** Net business profits = Net business profits of The Mitsubishi Trust and Banking Corporation + Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses - Intercompany transactions.

   (Reference)
   ---------------------------------------------------------------------------------------------------------------------------------
     Total credit costs  (1)+(2)+(3)                                                 38,088           (11,684)               49,772
   ---------------------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------------------
     Number of consolidated subsidiaries                                                 30                 3                    27
   ---------------------------------------------------------------------------------------------------------------------------------
     Number of affiliated companies accounted for by the equity method                   13                (2)                   15
   ---------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

  Financial Results (The Mitsubishi Trust and Banking Corporation)

                                                                                                               (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Six months ended        Increase/         Six months ended
                                                                           September 30,         (Decrease)          September 30,
                                                                              2002 (A)           (A) - (B)              2001 (B)
-----------------------------------------------------------------------------------------------------------------------------------
   Gross profits                                                                 147,070                7,233              139,837
   (Gross ordinary profit before trust accounts charge-offs)*                   (151,805)              (1,626)            (150,178)
-----------------------------------------------------------------------------------------------------------------------------------
     Trust fees                                                                   38,575               (2,535)              41,110
-----------------------------------------------------------------------------------------------------------------------------------
       Trust fees before trust accounts charge-offs*                              43,310               (8,141)              51,452
-----------------------------------------------------------------------------------------------------------------------------------
         Loan trusts and money trusts fees(Jointly operated designated            25,502               (7,550)              33,052
         money trusts before trust accounts charge-offs)*
-----------------------------------------------------------------------------------------------------------------------------------
         Other trust fees                                                         17,808                 (590)              18,399
-----------------------------------------------------------------------------------------------------------------------------------
       Credit costs for trust accounts** (1)                                      (4,735)               5,606              (10,341)
-----------------------------------------------------------------------------------------------------------------------------------
         Losses on loan charge-offs                                               (2,501)               4,921               (7,423)
-----------------------------------------------------------------------------------------------------------------------------------
         Losses on sale of loans to the CCPC***                                   (2,010)                 589               (2,600)
-----------------------------------------------------------------------------------------------------------------------------------
         Other losses incurred from sales of loans                                  (223)                  94                 (318)
-----------------------------------------------------------------------------------------------------------------------------------
     Net interest income                                                          97,265               20,925               76,340
-----------------------------------------------------------------------------------------------------------------------------------
     Net fees and commissions                                                     18,979                4,111               14,867
-----------------------------------------------------------------------------------------------------------------------------------
     Net trading profits                                                             771                 (571)               1,342
-----------------------------------------------------------------------------------------------------------------------------------
     Net other business income                                                    (8,521)             (14,698)               6,176
-----------------------------------------------------------------------------------------------------------------------------------
       Net gains (losses) on debt securities                                     (12,330)             (14,817)               2,487
-----------------------------------------------------------------------------------------------------------------------------------
   General and administrative expenses                                            78,783                3,625               75,158
-----------------------------------------------------------------------------------------------------------------------------------
     Personnel expenses                                                           36,128                4,785               31,342
-----------------------------------------------------------------------------------------------------------------------------------
     Non-personnel expenses                                                       40,764                  (97)              40,862
-----------------------------------------------------------------------------------------------------------------------------------
     Taxes                                                                         1,890               (1,062)               2,953
-----------------------------------------------------------------------------------------------------------------------------------
   Net business profits before credit costs for trust accounts                    73,022               (1,998)              75,020
          and provision for formula allowance for loan losses*
-----------------------------------------------------------------------------------------------------------------------------------
   Provision for formula allowance for loan losses (2)                            16,519               21,363               (4,843)
-----------------------------------------------------------------------------------------------------------------------------------
   Net business profits                                                           51,767              (17,755)              69,522
-----------------------------------------------------------------------------------------------------------------------------------
   Net non-recurring gains (losses)                                              (92,871)              (5,822)             (87,049)
-----------------------------------------------------------------------------------------------------------------------------------
     Credit related costs (3)                                                    (14,907)              26,966              (41,874)
-----------------------------------------------------------------------------------------------------------------------------------
       Losses on loan charge-offs                                                 (6,396)               7,157              (13,554)
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for specific allowance for loan losses                           (3,285)              25,663              (28,949)
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for allowance for loans to specific foreign borrowers               595                 (778)               1,373
-----------------------------------------------------------------------------------------------------------------------------------
       Other credit related costs                                                 (5,820)              (5,076)                (744)
-----------------------------------------------------------------------------------------------------------------------------------
     Net gains (losses) on equity securities                                     (70,420)             (33,289)             (37,130)
-----------------------------------------------------------------------------------------------------------------------------------
       Gains on sales of equity securities                                        15,715              (32,122)              47,837
-----------------------------------------------------------------------------------------------------------------------------------
       Losses on sales of equity securities                                      (41,288)             (23,868)             (17,420)
-----------------------------------------------------------------------------------------------------------------------------------
       Losses on write down of equity securities                                 (44,846)              22,701              (67,548)
-----------------------------------------------------------------------------------------------------------------------------------
     Others                                                                       (7,543)                 500               (8,043)
-----------------------------------------------------------------------------------------------------------------------------------
   Ordinary loss                                                                 (41,104)             (23,578)             (17,526)
-----------------------------------------------------------------------------------------------------------------------------------
   Net special gains                                                               9,205                5,063                4,142
-----------------------------------------------------------------------------------------------------------------------------------
     Net gains (losses) on sale of premises and equipment                           (728)              (4,927)               4,198
-----------------------------------------------------------------------------------------------------------------------------------
     Profit on recoveries of charged-offs claims                                   5,252                3,724                1,528
-----------------------------------------------------------------------------------------------------------------------------------
     Expenses for Retirement Benefits                                             (2,570)                (986)              (1,584)
-----------------------------------------------------------------------------------------------------------------------------------
     Net gains (losses) on sale of software                                        7,065                7,065                    -
-----------------------------------------------------------------------------------------------------------------------------------
   Loss before income taxes and others                                           (31,898)             (18,514)             (13,384)
-----------------------------------------------------------------------------------------------------------------------------------
   Income taxes-current                                                              138                 (283)                 421
-----------------------------------------------------------------------------------------------------------------------------------
   Income taxes Refund                                                             3,210                3,210                    -
-----------------------------------------------------------------------------------------------------------------------------------
   Income taxes-deferred                                                          (1,267)               4,813               (6,080)
-----------------------------------------------------------------------------------------------------------------------------------
   Net loss                                                                      (27,558)             (19,833)              (7,724)
-----------------------------------------------------------------------------------------------------------------------------------
Notes:

 *   Amounts before credit costs for loans in trusts with contracts for compensating the principal
 **  Credit costs for loans in trusts with contracts for compensating the principal
 *** CCPC stands for the Cooperative Credit Purchasing Company, Limited.
     (Reference)
-----------------------------------------------------------------------------------------------------------------------------------
     Total credit costs  (1)+(2)+(3)                                              36,162              (11,209)              47,372
-----------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

7. Average interest rate spread

[Non-Consolidated]                                                                                 (percentage per annum)
---------------------------------------------------------------------------------------------------------------------------
                                                                     For the six months ended             Increase/
                                                                           September 30,                 (Decrease)
                                                                  ----------------------------
                                                                    2002(A)             2001(B)          (A) - (B)
---------------------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (A)            2.00               2.61              (0.60)
---------------------------------------------------------------------------------------------------------------------------
      Average interest rate on Loans and bills discounted             1.50               1.86              (0.35)
    -----------------------------------------------------------------------------------------------------------------------
      Average interest rate on Investment securities                  2.24               2.48              (0.23)
---------------------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-bearing liabilities (B)       0.89               1.67              (0.77)
---------------------------------------------------------------------------------------------------------------------------
      Average interest rate on Deposits                               0.50               1.18              (0.68)
---------------------------------------------------------------------------------------------------------------------------
Total average interest rate spread (A)-(B)                            1.10               0.94               0.16
---------------------------------------------------------------------------------------------------------------------------

Average interest rate spread in domestic business segment:                                         (percentage per annum)
---------------------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (A)            1.05               1.18              (0.13)
---------------------------------------------------------------------------------------------------------------------------
      Average interest rate on Loans and bills discounted             1.23               1.25              (0.01)
    -----------------------------------------------------------------------------------------------------------------------
      Average interest rate on Investment securities                  0.94               1.20              (0.25)
---------------------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-bearing liabilities (B)       0.28               0.47              (0.19)
---------------------------------------------------------------------------------------------------------------------------
      Average interest rate on Deposits                               0.21               0.38              (0.16)
---------------------------------------------------------------------------------------------------------------------------
Total average interest rate spread (A)-(B)                            0.77               0.71               0.06
---------------------------------------------------------------------------------------------------------------------------

8. Valuation Differences on Securities

(1) Valuation method of securities

--------------------------------------------------------------------------------
Trading securities                      Market value (valuation differences are
                                        recorded as profits or loses)
--------------------------------------------------------------------------------
Debt securities being held to maturity  Amortized cost
--------------------------------------------------------------------------------
Securities available for sale           Market value (valuation differences are
                                        included in shareholders' equity, net of
                                        income taxes)
--------------------------------------------------------------------------------

 (Reference) Securities in money held in trust
--------------------------------------------------------------------------------
Trading purposes                        Market value (valuation differences are
                                        recorded as profits or loses)
--------------------------------------------------------------------------------

(2) Valuation differences

[Consolidated]

                                                                                                                in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                     As of September 30, 2002             As of September 30, 2001       As of March 31, 2002
                          ---------------------------------------------------------------------------------------------------------
                            Valuation differences                         Valuation differences       Valuation differences
                                                         --------------------------------------------------------------------------
                                                           Gains    Losses              Gains   Losses               Gains   Losses
                                     -------------------
                              (A)    (A) - (B) (A) - (C)                      (B)                          (C)
-----------------------------------------------------------------------------------------------------------------------------------
  Debt securities being
   held to maturity         13,837       (964)    1,734   13,837        -    14,802    14,850       48    12,102    12,251      148
  ---------------------------------------------------------------------------------------------------------------------------------
  Securities available
   for sale                 14,002     33,792    26,956  268,201   254,198  (19,790)  229,162  248,952   (12,953)  215,075  228,028
  ---------------------------------------------------------------------------------------------------------------------------------
    Domestic equity
     securities           (146,068)   (44,312)  (84,527)  68,617   214,685 (101,755)   99,472  201,228   (61,540)  118,943  180,484
    -------------------------------------------------------------------------------------------------------------------------------
    Domestic bonds          48,210      3,796     7,492   48,469       259   44,413    45,291      878    40,717    41,607      889
    -------------------------------------------------------------------------------------------------------------------------------
    Other                  111,861     74,308   103,991  151,114    39,253   37,552    84,398   46,845     7,869    54,524   46,655
  ---------------------------------------------------------------------------------------------------------------------------------
  Total                     27,840     32,828    28,691  282,038   254,198   (4,987)  244,013  249,000      (850)  227,326  228,177
  ---------------------------------------------------------------------------------------------------------------------------------
    Domestic equity
     securities           (146,068)   (44,312)  (84,527)  68,617   214,685 (101,755)   99,472  201,228   (61,540)  118,943  180,484
    -------------------------------------------------------------------------------------------------------------------------------
    Domestic bonds          58,723      3,765     9,132   58,982       259   54,957    55,883      925    49,590    50,563      972
    -------------------------------------------------------------------------------------------------------------------------------
    Other                  115,185     73,375   104,085  154,438    39,253   41,810    88,656   46,846    11,099    57,820   46,720
-----------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(3) Market Value Information for Securities in Trusts with Contracts for Compensating the Principal

Money Trusts (jointly operated designated money in trust)

    A. Market Value of Securities                                  (in millions of yen)
       --------------------------------------------------------------------------------
                                 Trust Assets at
                                interim-period end     Market Value     Valuation Gains
       --------------------------------------------------------------------------------
        September 30, 2002           203,183              209,713           6,529
       --------------------------------------------------------------------------------

       Note: A fair value is given where a fair value can be calculated for a market-value equivalent.

    B. Valuation Gains of Derivative Transaction: 1,081 millions of yen


Loan Trusts

    A. Market Value of Securities                                   (in millions of yen)
       ---------------------------------------------------------------------------------
                                   Trust Assets at
                                 interim-period end     Market Value     Valuation Gains
       ---------------------------------------------------------------------------------
        September 30, 2002                 233,107           259,738             26,631
       ---------------------------------------------------------------------------------

       Note: A fair value is given where a fair value can be calculated for a market-value equivalent.

    B. Valuation Gains of Derivative Transaction: 10,952 millions of yen


9.  Risk-Adjusted Capital Ratio Based on the Standards of the BIS

                                                                                                             (in billions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                      As of           Increase/       Increase/          As of           As of
                                                  September 30,       (Decrease)      (Decrease)     September 30,     March 31,
                                                     2002 (A)         (A) - (B)       (A) - (C)         2001 (B)        2002 (C)
                                               (Preliminary basis)
---------------------------------------------------------------------------------------------------------------------------------
 (1)    Risk-adjusted capital ratio                         11.44%        (0.10)%          0.61%            11.55%        10.83%

 (2)    Tier I capital                                      730.4         (79.3)          (23.4)            809.7         753.8

 (3)    Tier II capital includable as
        qualifying capital                                  561.2         (26.2)          (18.5)            587.4         579.7

     i) The amount of unrealized gains on
        investment securities, includable as
        qualifying capital                                    6.3           6.3             6.3                 -             -

    ii) The amount of land revaluation excess
        includable as qualifying capital                     (5.6)         (5.6)            0.0                 -          (5.6)

   iii) Subordinated debt                                   420.0         (66.0)          (23.6)            486.1         443.6

 (4)    Deductions from total qualifying
        capital                                               4.5         (20.5)          (19.8)             25.0          24.3

 (5)    Total qualifying capital (2)+(3)-(4)              1,287.1         (85.0)          (22.1)          1,372.1       1,309.2

 (6)    Risk-adjusted assets                             11,242.0        (637.4)         (843.2)         11,879.4      12,085.2
---------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

2  Loan Portfolio and Other

   Note: Figures as of September 30, 2001 include Nippon Trust Bank Limited.

   1. Risk-Monitored Loans

      (Nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans)

      [Non-Consolidated]

                                                                                                      (in millions of yen)
   -----------------------------------------------------------------------------------------------------------------------
                                              As of          Increase/       Increase/        As of              As of
                                          September 30,      (Decrease)      Decrease)     September 30,        March 31,
                                            2002 (A)         (A) - (B)       (A) - (C)       2001 (B)           2002 (C)
     ---------------------------------------------------------------------------------------------------------------------
     Loans to customers in bankruptcy            23,775        (23,500)        (5,588)            47,276           29,364
     ---------------------------------------------------------------------------------------------------------------------
     Past due loans                             416,212       (188,729)       (89,748)           604,942          505,961
     ---------------------------------------------------------------------------------------------------------------------
     Accruing loans contractually
     past due 3 months or more                      362           (441)        (4,891)               804            5,254
     ---------------------------------------------------------------------------------------------------------------------
     Restructured loans                         375,271         40,878         33,184            334,392          342,086
     ---------------------------------------------------------------------------------------------------------------------
     Total                                      815,622       (171,792)       (67,044)           987,415          882,666
   -----------------------------------------------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------
   Loans and bills discounted                 8,792,477       (596,234)      (248,560)         9,388,712        9,041,037
   -----------------------------------------------------------------------------------------------------------------------

   Percentage of total loans and bills discounted
     ---------------------------------------------------------------------------------------------------------------------
     Loans to customers in bankruptcy              0.27%         (0.23)%        (0.05)%             0.50%            0.32%
     ---------------------------------------------------------------------------------------------------------------------
     Past due loans                                4.73%         (1.70)%        (0.86)%             6.44%            5.59%
     ---------------------------------------------------------------------------------------------------------------------
     Accruing loans contractually
     past due 3 months or more                     0.00%         (0.00)%        (0.05)%             0.00%            0.05%
     ---------------------------------------------------------------------------------------------------------------------
     Restructured loans                            4.26%          0.70%          0.48%              3.56%            3.78%
     ---------------------------------------------------------------------------------------------------------------------
     Total                                         9.27%         (1.24)%        (0.48)%            10.51%            9.76%
     ---------------------------------------------------------------------------------------------------------------------


   [Consolidated]

                                                                                                      (in millions of yen)
   -----------------------------------------------------------------------------------------------------------------------
                                             As of            Increase/     Increase/          As of              As of
                                          September 30,      (Decrease)     (Decrease)     September 30,         March 31,
                                            2002 (A)          (A) - (B)      (A) - (C)         2001 (B)          2002 (C)
     ---------------------------------------------------------------------------------------------------------------------
     Loans to customers in bankruptcy            28,649        (23,587)        (5,728)            52,236           34,377
     ---------------------------------------------------------------------------------------------------------------------
     Past due loans                             420,624       (184,033)       (85,194)           604,658          505,818
     ---------------------------------------------------------------------------------------------------------------------
     Accruing loans contractually
     past due 3 months or more                      362           (456)        (4,891)               818            5,254
     ---------------------------------------------------------------------------------------------------------------------
     Restructured loans                         375,280         40,557         32,583            334,722          342,696
     ---------------------------------------------------------------------------------------------------------------------
     Total                                      824,916       (167,519)       (63,231)           992,436          888,147
   -----------------------------------------------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------
   Loans and bills discounted                 8,822,563       (600,601)      (259,378)         9,423,165        9,081,942
   -----------------------------------------------------------------------------------------------------------------------

   Percentage of total loans and bills discounted
      --------------------------------------------------------------------------------------------------------------------
      Loans to customers in bankruptcy             0.32%         (0.22)%        (0.05)%             0.55%            0.37%
      --------------------------------------------------------------------------------------------------------------------
      Past due loans                               4.76%         (1.64)%        (0.80)%             6.41%            5.56%
      --------------------------------------------------------------------------------------------------------------------
      Accruing loans contractually
      past due 3 months or more                    0.00%         (0.00)%        (0.05)%             0.00%            0.05%
      --------------------------------------------------------------------------------------------------------------------
      Restructured loans                           4.25%          0.70%          0.48%              3.55%            3.77%
      --------------------------------------------------------------------------------------------------------------------
      Total                                        9.35%         (1.18)%        (0.42)%            10.53%            9.77%
      --------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

[Trust accounts: Loans in Trusts with Contracts for Compensating the Principal]                    (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                           As of          Increase/       Increase/           As of            As of
                                       September 30,      (Decrease)      (Decrease)      September 30,      March 31,
                                          2002 (A)        (A) - (B)       (A) - (C)          2001 (B)         2002 (C)
  ---------------------------------------------------------------------------------------------------------------------
  Loans to customers in bankruptcy            10,129          2,540           1,709              7,589           8,419
  ---------------------------------------------------------------------------------------------------------------------
  Past due loans                               6,445        (11,824)         (5,570)            18,270          12,016
  ---------------------------------------------------------------------------------------------------------------------
  Accruing loans contractually
  past due 3 months or more                    1,041            (32)            (58)             1,074           1,100
  ---------------------------------------------------------------------------------------------------------------------
  Restructured loans                          41,033         (3,850)         (3,204)            44,884          44,237
  ---------------------------------------------------------------------------------------------------------------------
  Total                                       58,650        (13,168)         (7,122)            71,818          65,773
  ---------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Loans and bills discounted                   968,867       (119,811)       (154,801)         1,088,679       1,123,669
-----------------------------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
  ---------------------------------------------------------------------------------------------------------------------
  Loans to customers in bankruptcy              1.04%          0.34%           0.29%              0.69%           0.74%
  ---------------------------------------------------------------------------------------------------------------------
  Past due loans                                0.66%         (1.01)%         (0.40)%             1.67%           1.06%
  ---------------------------------------------------------------------------------------------------------------------
  Accruing loans contractually
  past due 3 months or more                     0.10%          0.00%           0.00%              0.09%           0.09%
  ---------------------------------------------------------------------------------------------------------------------
  Restructured loans                            4.23%          0.11%           0.29%              4.12%           3.93%
  ---------------------------------------------------------------------------------------------------------------------
  Total                                         6.05%         (0.54)%          0.20%              6.59%           5.85%
  ---------------------------------------------------------------------------------------------------------------------

[Banking: Non-Consolidated and Trust Accounts]                                                     (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                           As of          Increase/       Increase/           As of            As of
                                       September 30,      (Decrease)      (Decrease)      September 30,      March 31,
                                         2002 (A)         (A) - (B)       (A) - (C)          2001 (B)        2002 (C)
  ---------------------------------------------------------------------------------------------------------------------
  Loans to customers in bankruptcy            33,905        (20,960)         (3,878)            54,865          37,783
  ---------------------------------------------------------------------------------------------------------------------
  Past due loans                             422,658       (200,553)        (95,318)           623,212         517,977
  ---------------------------------------------------------------------------------------------------------------------
  Accruing loans contractually
  past due 3 months or more                    1,404           (474)         (4,949)             1,878           6,354
  ---------------------------------------------------------------------------------------------------------------------
  Restructured loans                         416,304         37,027          29,980            379,276         386,324
  ---------------------------------------------------------------------------------------------------------------------
  Total                                      874,273       (184,960)        (74,166)         1,059,233         948,439
  ---------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Loans and bills discounted                 9,761,345       (716,046)       (403,361)        10,477,391      10,164,706
-----------------------------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
-----------------------------------------------------------------------------------------------------------------------
  Loans to customers in bankruptcy              0.34%         (0.17)%         (0.02)%             0.52%           0.37%
  ---------------------------------------------------------------------------------------------------------------------
  Past due loans                                4.32%         (1.61)%         (0.76)%             5.94%           5.09%
  ---------------------------------------------------------------------------------------------------------------------
  Accruing loans contractually
  past due 3 months or more                     0.01%         (0.00)%         (0.04)%             0.01%           0.06%
  ---------------------------------------------------------------------------------------------------------------------
  Restructured loans                            4.26%          0.64%           0.46%              3.61%           3.80%
  ---------------------------------------------------------------------------------------------------------------------
  Total                                         8.95%         (1.15)%         (0.37)%            10.10%           9.33%
  ---------------------------------------------------------------------------------------------------------------------


[Banking: Consolidated and Trust Accounts]                                                          (in millions of yen)
 ----------------------------------------------------------------------------------------------------------------------
                                           As of          Increase/       Increase/           As of            As of
                                       September 30,      (Decrease)      (Decrease)      September 30,      March 31,
                                         2002 (A)         (A) - (B)       (A) - (C)          2001 (B)         2002 (C)
  ---------------------------------------------------------------------------------------------------------------------
  Loans to customers in bankruptcy            38,778        (21,047)         (4,018)            59,825          42,796
  ---------------------------------------------------------------------------------------------------------------------
  Past due loans                             427,070       (195,857)        (90,764)           622,928         517,834
  ---------------------------------------------------------------------------------------------------------------------
  Accruing loans contractually
  past due 3 months or more                    1,404           (488)         (4,949)             1,893           6,354
  ---------------------------------------------------------------------------------------------------------------------
  Restructured loans                         416,313         36,706          29,379            379,607         386,934
  ---------------------------------------------------------------------------------------------------------------------
  Total                                      883,566       (180,687)        (70,353)         1,064,254         953,920
  ---------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Loans and bills discounted                 9,791,431       (720,412)       (414,180)        10,511,844      10,205,611
-----------------------------------------------------------------------------------------------------------------------

  Percentage of total loans and bills discounted
  ---------------------------------------------------------------------------------------------------------------------
  Loans to customers in bankruptcy              0.39%         (0.17)%         (0.02)%             0.56%           0.41%
  ---------------------------------------------------------------------------------------------------------------------
  Past due loans                                4.36%         (1.56)%         (0.71)%             5.92%           5.07%
  ---------------------------------------------------------------------------------------------------------------------
  Accruing loans contractually
  past due 3 months or more                     0.01%         (0.00)%         (0.04)%             0.01%           0.06%
  ---------------------------------------------------------------------------------------------------------------------
  Restructured loans                            4.25%          0.64%           0.46%              3.61%           3.79%
  ---------------------------------------------------------------------------------------------------------------------
  Total                                         9.02%         (1.10)%         (0.32)%            10.12%           9.34%
  ---------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

Classification of risk-monitored Loans

Classification by geographic area
[Banking:Consolidated and Trust Accounts]                                                                    (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                            As of           Increase/         Increase/            As of             As of
                                        September 30,      (Decrease)         (Decrease)       September 30,       March 31,
                                          2002 (A)          (A) - (B)         (A) - (C)          2001 (B)          2002 (C)
---------------------------------------------------------------------------------------------------------------------------------
Domestic*                                       830,015          (189,188)           (97,665)        1,019,203           927,681
---------------------------------------------------------------------------------------------------------------------------------
Overseas*                                        53,551             8,500             27,311            45,051            26,239
     ----------------------------------------------------------------------------------------------------------------------------
     Asia                                        12,423            (7,740)             1,600            20,164            10,823
          -----------------------------------------------------------------------------------------------------------------------
          Indonesia                               6,433            (8,081)               482            14,515             5,951
          Thailand                                3,241                92                552             3,148             2,688
          Hong Kong                                   -              (398)              (103)              398               103
          Other                                   2,748               647                668             2,101             2,080
     ----------------------------------------------------------------------------------------------------------------------------
     United States of America                    25,236             4,011             12,799            21,225            12,437
     Other                                       15,890            12,229             12,912             3,661             2,978
---------------------------------------------------------------------------------------------------------------------------------
Total                                           883,566          (180,687)           (70,353)        1,064,254           953,920
---------------------------------------------------------------------------------------------------------------------------------

Note:*    "Domestic" and "Overseas" are classified by domicile of borrowers.

Classification by type of industry of borrowers
[Banking:Consolidated and Trust Accounts]                                                                    (in millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                            As of           Increase/         Increase/            As of             As of
                                        September 30,      (Decrease)         (Decrease)       September 30,       March 31,
                                          2002 (A)          (A) - (B)         (A) - (C)          2001 (B)          2002 (C)
---------------------------------------------------------------------------------------------------------------------------------
Domestic*                                       830,015          (189,188)           (97,665)        1,019,203           927,681
     ----------------------------------------------------------------------------------------------------------------------------
     Manufacturing                              108,854            32,628             17,025            76,225            91,828
     Construction                               153,295             7,813             (6,576)          145,482           159,872
     Wholesale, Retail and Restaurant            73,391             9,046             23,053            64,344            50,337
     Banks and other financial institutions      24,295           (28,980)              (296)           53,276            24,592
     Real estate                                288,991          (175,112)          (109,055)          464,104           398,047
     Services                                   105,436           (50,052)           (19,438)          155,488           124,874
     Other industries                            52,175            13,646              1,247            38,528            50,927
     Consumer                                    23,575             1,822             (3,625)           21,752            27,200
---------------------------------------------------------------------------------------------------------------------------------
Overseas*                                        53,551             8,500             27,311            45,051            26,239
     ----------------------------------------------------------------------------------------------------------------------------
     Banks and other financial institutions           -              (446)            (5,461)              446             5,461
     Commercial and industrial                    8,423           (28,630)           (12,061)           37,053            20,485
     Other                                       45,127            37,576             44,834             7,550               292
---------------------------------------------------------------------------------------------------------------------------------
Total                                           883,566          (180,687)           (70,353)        1,064,254           953,920
---------------------------------------------------------------------------------------------------------------------------------

Note:*    "Domestic" and "Overseas" are classified by domicile of borrowers.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

2. Allowance for Loan Losses

   [Non-Consolidated]                                                                                       (in millions of yen)
   ------------------------------------------------------------------------------------------------------------------------------
                                                         As of        Increase/       Increase/        As of           As of
                                                     September 30,    (Decrease)     (Decrease)     September 30,     March 31,
                                                       2002 (A)       (A) - (B)       (A) - (C)       2001 (B)        2002 (C)
   ------------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses                               370,118         (4,127)       (26,940)        374,245         397,058
       --------------------------------------------------------------------------------------------------------------------------
       Formura allowance for loan losses                   161,497         32,952         16,519         128,545         144,978
       --------------------------------------------------------------------------------------------------------------------------
       Specific allowance for loan losses                  207,534        (35,378)       (42,864)        242,913         250,399
       --------------------------------------------------------------------------------------------------------------------------
       Allowance for loans to specific foreign borrowers     1,085         (1,700)          (595)          2,786           1,680
       --------------------------------------------------------------------------------------------------------------------------

   ------------------------------------------------------------------------------------------------------------------------------
   Reserve for financial assistance to specific borrowers      250           (275)          (187)            526             437
   ------------------------------------------------------------------------------------------------------------------------------
   Reserve for losses on real estate-
   collateralized loans sold                                   352        (18,311)            10          18,663             342
   ------------------------------------------------------------------------------------------------------------------------------

   [Consolidated]                                                                                            (in millions of yen)
   ------------------------------------------------------------------------------------------------------------------------------
                                                           As of        Increase/       Increase/        As of           As of
                                                       September 30,    (Decrease)     (Decrease)     September 30,     March 31,
                                                          2002 (A)       (A) - (B)       (A) - (C)       2001 (B)        2002 (C)
   ------------------------------------------------------------------------------------------------------------------------------
    Allowance for loan losses                              375,733         (1,585)       (24,244)        377,318         399,978
       --------------------------------------------------------------------------------------------------------------------------
       Formura allowance for loan losses                   161,865         33,030         15,887         128,835         145,978
       --------------------------------------------------------------------------------------------------------------------------
       Specific allowance for loan losses                  212,782        (32,914)       (39,536)        245,697         252,319
       --------------------------------------------------------------------------------------------------------------------------
       Allowance for loans to specific foreign borrowers     1,085         (1,700)          (595)          2,786           1,680
   ------------------------------------------------------------------------------------------------------------------------------
   ------------------------------------------------------------------------------------------------------------------------------
   Reserve for losses on real estate-
   collateralized loans sold                                   352        (18,311)            10          18,663             342
   ------------------------------------------------------------------------------------------------------------------------------

   [Trust accounts]                                                                                         (in millions of yen)
   ------------------------------------------------------------------------------------------------------------------------------
                                                            As of       Increase/      Increase/         As of           As of
                                                       September 30,    (Decrease)     (Decrease)     September 30,     March 31,
                                                         2002 (A)       (A) - (B)       (A) - (C)       2001 (B)        2002 (C)
   ------------------------------------------------------------------------------------------------------------------------------
    Special internal reserves                               11,151         (4,740)        (1,953)         15,891          13,104
   ------------------------------------------------------------------------------------------------------------------------------
    Allowance for bad debts                                  1,089            230            195             858             893
   ------------------------------------------------------------------------------------------------------------------------------


3. Coverage Ratio against Risk-Monitored Loans

   [Non-Consolidated]                                                                                       (in millions of yen)
   ------------------------------------------------------------------------------------------------------------------------------
                                                            As of       Increase/     Increase/         As of           As of
                                                       September 30,    (Decrease)    (Decrease)     September 30,     March 31,
                                                          2002 (A)       (A) - (B)      (A) - (C)       2001 (B)        2002 (C)
   ------------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses(A)                           370,118          (4,127)       (26,940)        374,245         397,058
   ------------------------------------------------------------------------------------------------------------------------------
   Reserve for financial assistance to specific
   borrowers(B)                                                250           (275)          (187)            526             437
   ------------------------------------------------------------------------------------------------------------------------------
   Risk-monitored loans(C)                                 815,622       (171,792)       (67,044)        987,415         882,666
   ------------------------------------------------------------------------------------------------------------------------------
   Coverage ratio(A+B)/(C)                                   45.40%          7.45%          0.37%          37.95%          45.03%
   ------------------------------------------------------------------------------------------------------------------------------

   [Consolidated]                                                                                             (in millions of yen)
   ------------------------------------------------------------------------------------------------------------------------------
                                                           As of       Increase/       Increase/         As of           As of
                                                       September 30,    (Decrease)     (Decrease)     September 30,     March 31,
                                                         2002 (A)       (A) - (B)       (A) - (C)       2001 (B)        2002 (C)
   ------------------------------------------------------------------------------------------------------------------------------
   Allowance for loan losses(A)                            375,733         (1,585)       (24,244)        377,318         399,978
   ------------------------------------------------------------------------------------------------------------------------------
   Risk-monitored loans(B)                                 824,916       (167,519)       (63,231)        992,436         888,147
   ------------------------------------------------------------------------------------------------------------------------------
   Coverage ratio(A)/(B)                                     45.54%          7.52%          0.51%          38.01%          45.03%
   ------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

4. Disclosed Claims under the Financial Reconstruction Law ("FRL")

     [Banking:Non-Consolidated]                                                                              (in millions of yen)
    -----------------------------------------------------------------------------------------------------------------------------
                                                               As of        Increase/     Increase/        As of          As of
                                                           September 30,   (Decrease)    (Decrease)    September 30,    March 31,
                                                              2002 (A)      (A) - (B)     (A) - (C)       2001 (B)       2002 (C)
    -----------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and substantially bankrupt debtors         43,117      (64,546)      (33,162)         107,664       76,279
    -----------------------------------------------------------------------------------------------------------------------------
    Claims under high risk                                       393,477     (172,002)      (85,858)         565,479      479,335
    -----------------------------------------------------------------------------------------------------------------------------
    Claims under close observation                               380,887       45,628        33,490          335,258      347,396
    -----------------------------------------------------------------------------------------------------------------------------
    Total (1)                                                    817,481     (190,920)      (85,530)       1,008,401      903,012
    -----------------------------------------------------------------------------------------------------------------------------

    -----------------------------------------------------------------------------------------------------------------------------
    Normal claims                                              8,438,129     (576,630)     (235,536)       9,014,759    8,673,665
    -----------------------------------------------------------------------------------------------------------------------------

     [Trust accounts]                                                                                        (in millions of yen)
    -----------------------------------------------------------------------------------------------------------------------------
                                                               As of        Increase/     Increase/        As of          As of
                                                           September 30,   (Decrease)    (Decrease)    September 30,    March 31,
                                                              2002 (A)      (A) - (B)     (A) - (C)       2001 (B)       2002 (C)
    -----------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and substantially bankrupt debtors         17,404       (6,987)       (3,051)          24,391       20,455
    -----------------------------------------------------------------------------------------------------------------------------
    Claims under high risk                                         7,850       (7,225)       (4,314)          15,076       12,164
    -----------------------------------------------------------------------------------------------------------------------------
    Claims under close observation                                33,395        1,044           242           32,350       33,152
    -----------------------------------------------------------------------------------------------------------------------------
    Total (1)                                                     58,650      (13,168)       (7,122)          71,818       65,773
    -----------------------------------------------------------------------------------------------------------------------------

    -----------------------------------------------------------------------------------------------------------------------------
    Normal claims                                                910,217     (106,643)     (147,679)       1,016,860    1,057,896
    -----------------------------------------------------------------------------------------------------------------------------

     [Banking:Non-Consolidated and Trust accounts]                                                           (in millions of yen)
    -----------------------------------------------------------------------------------------------------------------------------
                                                               As of        Increase/     Increase/        As of          As of
                                                           September 30,   (Decrease)    (Decrease)    September 30,    March 31,
                                                              2002 (A)      (A) - (B)     (A) - (C)       2001 (B)       2002 (C)
    -----------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and substantially bankrupt debtors         60,521      (71,534)      (36,213)         132,056       96,735
    -----------------------------------------------------------------------------------------------------------------------------
    Claims under high risk                                       401,327     (179,227)      (90,172)         580,555      491,500
    -----------------------------------------------------------------------------------------------------------------------------
    Claims under close observation                               414,282       46,673        33,733          367,608      380,549
    -----------------------------------------------------------------------------------------------------------------------------
    Total (1)                                                    876,131     (204,088)      (92,653)       1,080,220      968,785
    -----------------------------------------------------------------------------------------------------------------------------

    -----------------------------------------------------------------------------------------------------------------------------
    Normal claims                                              9,348,346     (683,273)     (383,215)      10,031,620    9,731,562
    -----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

5. Status of Secured Coverage on Disclosed Claims under the FRL

     [Banking:Non-Consolidated]                                                                                (in millions of yen)
    -------------------------------------------------------------------------------------------------------------------------------
                                                                 As of         Increase/     Increase/        As of        As of
                                                             September 30,    (Decrease)    (Decrease)    September 30,   March 31,
                                                                2002 (A)       (A) - (B)     (A) - (C)       2001 (B)     2002 (C)
    -------------------------------------------------------------------------------------------------------------------------------
    Secured coverage amount (2)                                    637,202      (146,286)      (98,604)         783,488     735,806
        ---------------------------------------------------------------------------------------------------------------------------
        Allowance for loan losses                                  256,953       (25,663)      (37,692)         282,617     294,646
        ---------------------------------------------------------------------------------------------------------------------------
        Reserve for financial support to specific borrowers            250          (275)         (187)             526         437
        ---------------------------------------------------------------------------------------------------------------------------
        Collateral, guarantees, etc.                               379,997      (120,347)      (60,724)         500,344     440,722
    -------------------------------------------------------------------------------------------------------------------------------

    -------------------------------------------------------------------------------------------------------------------------------
    Secured coverage ratio (2)/(1)                                   77.94%         0.25%        (3.53)%          77.69%      81.48%
    -------------------------------------------------------------------------------------------------------------------------------

     [Trust accounts]                                                                                          (in millions of yen)
    -------------------------------------------------------------------------------------------------------------------------------
                                                                 As of         Increase/    Increase/        As of        As of
                                                             September 30,    (Decrease)    (Decrease)    September 30,   March 31,
                                                                2002 (A)       (A) - (B)    (A) - (C)       2001 (B)      2002 (C)
    -------------------------------------------------------------------------------------------------------------------------------
    Secured coverage amount (2)                                     38,671       (21,540)      (13,542)          60,212      52,214
        ---------------------------------------------------------------------------------------------------------------------------
        Allowance for loan losses                                        -             -             -                -           -
        ---------------------------------------------------------------------------------------------------------------------------
        Reserve for financial support to specific borrowers              -             -             -                -           -
        ---------------------------------------------------------------------------------------------------------------------------
        Collateral, guarantees, etc.                                38,671       (21,540)      (13,542)          60,212      52,214
    -------------------------------------------------------------------------------------------------------------------------------

    -------------------------------------------------------------------------------------------------------------------------------
    Secured coverage ratio (2)/(1)                                   65.93%       (17.90)%      (13.44)%          83.84%      79.38%
    -------------------------------------------------------------------------------------------------------------------------------

     [Banking:Non-Consolidated and Trust accounts]                                                             (in millions of yen)
    -------------------------------------------------------------------------------------------------------------------------------
                                                                 As of         Increase/     Increase/        As of        As of
                                                             September 30,    (Decrease)    (Decrease)    September 30,   March 31,
                                                                2002 (A)       (A) - (B)     (A) - (C)       2001 (B)     2002 (C)
    -------------------------------------------------------------------------------------------------------------------------------
    Secured coverage amount (2)                                    675,873      (167,827)     (112,146)         843,701     788,020
        ---------------------------------------------------------------------------------------------------------------------------
        Allowance for loan losses                                  256,953       (25,663)      (37,692)         282,617     294,646
        ---------------------------------------------------------------------------------------------------------------------------
        Reserve for financial support to specific borrowers            250          (275)         (187)             526         437
        ---------------------------------------------------------------------------------------------------------------------------
        Collateral, guarantees, etc.                               418,669      (141,888)      (74,267)         560,557     492,936
    -------------------------------------------------------------------------------------------------------------------------------

    -------------------------------------------------------------------------------------------------------------------------------
    Secured coverage ratio (2)/(1)                                   77.14%        (0.96)%       (4.19)%          78.10%      81.34%
    -------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

    Secured Coverage of each category of Disclosed Claims under the FRL

     [Banking:Non-Consolidated]                                                                           (in millions of yen)
    ---------------------------------------------------------------------------------------------------------------------------
                                                             Reserve for    Collectable
                                                 Allowance   financial      amount by        Coverage ratio     Coverage ratio
                 Category            Disclosed   for loan    support to     collateralized   [(B)+(C)]/         [(B)+(C)+(D)]/
                                     amount(A)   losses(B)   specific       and guaranteed   [(A)-(D)]          (A)
                                                             borrowers(C)   loans(D)
    ---------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and              43,117       2,591              -           40,525            100.00%          100.00%
    substantially bankrupt debtors     [76,279]     [4,475]             -          [71,803]          [100.00%]        [100.00%]
    ---------------------------------------------------------------------------------------------------------------------------
    Claims under high risk             393,477     193,422            250          160,081             82.98%           89.90%
                                      [479,335]   [236,368]          [437]        [207,142]           [86.99%]         [92.61%]
    ---------------------------------------------------------------------------------------------------------------------------
    Claims under close observation     380,887      60,940              -          179,390             30.24%           63.09%
                                      [347,396]    [53,802]             -         [161,776]           [28.98%]         [62.05%]
    ---------------------------------------------------------------------------------------------------------------------------
    Sub total (1)                      817,481     256,953            250          379,997             58.79%           77.94%
                                      [903,012]   [294,646]          [437]        [440,722]           [63.83%]         [81.48%]
    ---------------------------------------------------------------------------------------------------------------------------
    Normal claims                    8,438,129
                                    [8,673,665]
    ---------------------------------------------------------------------------------------------------------------------------
    Total (2)                        9,255,610
                                    [9,576,677]
    ---------------------------------------------------------------------------------------------------------------------------
    Sub total (1) / Total (2)             8.83%
                                         [9.42%]
-------------------------------------------------------------------------------------------------------------------------------

    Note: The upper figures are as of September 30, 2002. The lower figures with bracket are as of March 31, 2002.
            Coverage ratios for Claims under high risk and for Claims under close observation are listed under a reserve for possible loan losses, following concurrent application of the discount cash flow method.

     [Trust accounts]                                                                                      (in millions of yen)
    ---------------------------------------------------------------------------------------------------------------------------
                                                             Reserve for    Collectable
                                                 Allowance   financial      amount by        Coverage ratio     Coverage ratio
                 Category            Disclosed   for loan    support to     collateralized   [(B)+(C)]/         [(B)+(C)+(D)]/
                                     amount(A)   losses(B)   specific       and guaranteed   [(A)-(D)]          (A)
                                                             borrowers(C)   loans(D)
    ---------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and              17,404           -              -           17,382                              99.87%
    substantially bankrupt debtors     [20,455]          -              -          [20,451]                            [99.97%]
    ---------------------------------------------------------------------------------------------------------------------------
    Claims under high risk               7,850           -              -            5,897                              75.12%
                                       [12,164]          -              -          [10,318]                            [84.81%]
    ---------------------------------------------------------------------------------------------------------------------------
    Claims under close observation      33,395           -              -           15,391                              46.08%
                                       [33,152]          -              -          [21,445]                            [64.68%]
    ---------------------------------------------------------------------------------------------------------------------------
    Sub total (1)                       58,650           -              -           38,671                              65.93%
                                       [65,773]          -              -          [52,214]                            [79.38%]
    ---------------------------------------------------------------------------------------------------------------------------
    Normal claims                      910,217
                                    [1,057,896]
    ---------------------------------------------------------------------------------------------------------------------------
    Total (2)                          968,867
                                    [1,123,669]
    ---------------------------------------------------------------------------------------------------------------------------
    Sub total (1) / Total (2)            6.05%
                                        [5.85%]
    ---------------------------------------------------------------------------------------------------------------------------

    Note: The upper figures are as of September 30, 2002. The lower figures with bracket are as of March 31, 2002.
            Reserves for possible loan losses are not booked for the trust account, but the Bank executes the direct write-off of trust account "Claims to bankrupt and substantial bankruptcy" and "Claims under high risk" in accordance with standards applied to reserves for possible loan losses in the banking account.
            The Bank allocated a total of 12.2 billion yen to the special internal reserve and allowance for bad debt in the trust account, as of September 30, 2002.

     [Banking: Non-Consolidated and Trust accounts]                                                         (in millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                              Reserve for    Collectable
                                                  Allowance   financial      amount by        Coverage ratio     Coverage ratio
                 Category            Disclosed    for loan    support to     collateralized   [(B)+(C)]/         [(B)+(C)+(D)]/
                                     amount(A)    losses(B)   specific       and guaranteed   [(A)-(D)]          (A)
                                                              borrowers(C)   loans(D)
-------------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and               60,521       2,591              -           57,908                             99.96%
    substantially bankrupt debtors      [96,735]     [4,475]             -          [92,255]                           [99.99%]
-------------------------------------------------------------------------------------------------------------------------------
    Claims under high risk              401,327     193,422            250          165,979                             89.61%
                                       [491,500]   [236,368]          [437]        [217,460]                           [92.42%]
-------------------------------------------------------------------------------------------------------------------------------
    Claims under close observation      414,282      60,940              -          194,782                             61.72%
                                       [380,549]    [53,802]             -         [183,221]                           [62.28%]
-------------------------------------------------------------------------------------------------------------------------------
    Sub total (1)                       876,131     256,953            250          418,669                             77.14%
                                       [968,785]   [294,646]          [437]        [492,936]                           [81.34%]
-------------------------------------------------------------------------------------------------------------------------------
    Normal claims                     9,348,346
                                     [9,731,562]
-------------------------------------------------------------------------------------------------------------------------------
    Total (2)                        10,224,478
                                    [10,700,347]
-------------------------------------------------------------------------------------------------------------------------------
    Sub total (1) / Total (2)              8.56%
                                          [9.05%]
-------------------------------------------------------------------------------------------------------------------------------

    Note: The upper figures are as of September 30, 2002. The lower figures with bracket are as of March 31, 2002.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

6. Progress in the Disposal of Problem Assets [Banking:Non-Consolidated and Trust accounts](excluding claims under close observation)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL                       (in billions of yen)
    -------------------------------------------------------------------------------------------------------------------------
                                         As of         As of           As of          As of           As of        ----------
                                     September 30,   March 31,     September 30,    March 31,     September 30,    (b) - (a)
                                          2000         2001            2001          2002(a)         2002(b)
    -------------------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and
    substantially bankrupt debtors           239.2        136.2            123.5          68.9             42.7         (26.2)
    -------------------------------------------------------------------------------------------------------------------------
    Claims under high risk                   526.7        455.5            383.3         302.2            188.2        (114.0)
    -------------------------------------------------------------------------------------------------------------------------
    Total                                    766.0        591.8            506.8         371.2            230.9        (140.2)
    -------------------------------------------------------------------------------------------------------------------------
                                                                                                        (A)            (B)

    Note: The figures as of September 30, 2002 include assets of 95.5 billion yen which facilitates the final disposal of problem assets.


    Progress in the disposal of problem assets  (in billions of yen)
    ---------------------------------------------------------------
                                              First half of fiscal 2002
    -------------------------------------------------------------------
    Disposition by borrower's liquidation                             -
    -------------------------------------------------------------------
    Re-constructive disposition                                       -
    -------------------------------------------------------------------
    Improvements of financial status due to
    re-constructive disposition                                     6.5
    -------------------------------------------------------------------
    Loan sales to secondary market                                 11.2
    -------------------------------------------------------------------
    Write-off                                                      28.0
    -------------------------------------------------------------------
    Other                                                          94.3
    -------------------------------------------------------------------
        Collection of claims                                       14.7
        ---------------------------------------------------------------
        Improvements of financial status                           79.6
    -------------------------------------------------------------------
    Total                                                         140.2 (B)
    -------------------------------------------------------------------

    Note: "Improvements of financial status due to re-constructive disposition" were included in "Other" in the disclosure for the year ended March 31, 2001.

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL   (in billions of yen)
    --------------------------------------------------------------------------------------------------------------
                                         As of           As of           As of          As of         ------------
                                       March 31,     September 30,     March 31,    September 30,     (b) - (a)
                                          2001            2001          2002(a)        2002(b)
    --------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and
    substantially bankrupt debtors           11.0              5.5           4.8              2.8            (1.9)
    --------------------------------------------------------------------------------------------------------------
    Claims under high risk                  133.7            117.5          91.4             76.7           (14.6)
    --------------------------------------------------------------------------------------------------------------
    Total                                   144.8            123.0          96.3             79.6           (16.6)
    --------------------------------------------------------------------------------------------------------------
                                                                                         (C)             (D)

    Note: The figures as of September 30, 2002 include assets of 3.0 billion yen which facilitates the final disposal of problem assets.

    Progress in the disposal of problem assets         (in billions of yen)
    --------------------------------------------------------------------
                                               First half of fiscal 2002
    --------------------------------------------------------------------
    Disposition by borrower's liquidation                            0.0
    --------------------------------------------------------------------
    Re-constructive disposition                                        -
    --------------------------------------------------------------------
    Improvements of financial status due to
    re-constructive disposition                                        -
    --------------------------------------------------------------------
    Loan sales to secondary market                                   0.5
    --------------------------------------------------------------------
    Write-off                                                        3.6
    --------------------------------------------------------------------
    Other                                                           12.4
        ----------------------------------------------------------------
        Collection of claims                                         7.2
        ----------------------------------------------------------------
        Improvements of financial status                             5.1
    --------------------------------------------------------------------
    Total                                                           16.6 (D)
    --------------------------------------------------------------------

    Note: "Improvements of financial status due to re-constructive disposition" were included in "Other" in the disclosure for the year ended March 31, 2001.

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL   (in billions of yen)
    --------------------------------------------------------------------------------------------------------------
                                         As of                As of                As of          ----------------
                                     September 30,          March 31,          September 30,         (b) - (a)
                                          2001               2002(a)              2002(b)
    --------------------------------------------------------------------------------------------------------------
    Claims to bankrupt and
    substantially bankrupt debtors             3.0                16.4                   1.5               (14.9)
    --------------------------------------------------------------------------------------------------------------
    Claims under high risk                    79.6                29.7                  21.2                (8.4)
    --------------------------------------------------------------------------------------------------------------
    Total                                     82.7                46.2                  22.8               (23.3)
    --------------------------------------------------------------------------------------------------------------
                                                                                    (E)                 (F)

    Note: The figures as of September 30, 2002 include assets of 1.7 billion yen which facilitates the final disposal of problem assets.

    Progress in the disposal of problem assets  (in billions of yen)
    ----------------------------------------------------------------
                                               First half of fiscal 2002
    --------------------------------------------------------------------
    Disposition by borrower's liquidation                              -
    --------------------------------------------------------------------
    Re-constructive disposition                                        -
    --------------------------------------------------------------------
    Improvements of financial status due to
    re-constructive disposition                                        -
    --------------------------------------------------------------------
    Loan sales to secondary market                                   1.0
    --------------------------------------------------------------------
    Write-off                                                        0.9
    --------------------------------------------------------------------
    Other                                                           21.3
        ----------------------------------------------------------------
        Collection of claims                                        20.6
        ----------------------------------------------------------------
        Improvements of financial status                             0.7
    --------------------------------------------------------------------
    Total                                                           23.3 (F)
    --------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

                                                            (in billions of yen)
--------------------------------------------------------------------------------
                                           As of          As of
                                         March 31,    September 30,   (b) - (a)
                                          2002(a)        2002(b)
--------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                             6.3           8.9           2.5
--------------------------------------------------------------------------------
Claims under high risk                      68.0          28.4         (39.6)
--------------------------------------------------------------------------------
Total                                       74.4          37.3         (37.0)
--------------------------------------------------------------------------------
                                                          (G)           (H)

Note: The figures as of September 30, 2002 include assets of 9.0 billion yen which facilitates the final disposal of problem assets.

Progress in the disposal of problem assets       (in billions of yen)
----------------------------------------------------------------------
                                           First half of fiscal 2002
----------------------------------------------------------------------
Disposition by borrower's liquidation                           -
----------------------------------------------------------------------
Re-constructive disposition                                     -
----------------------------------------------------------------------
Improvements of financial status due to                         -
re-constructive disposition
----------------------------------------------------------------------
Loan sales to secondary market                                0.9
----------------------------------------------------------------------
Write-off                                                    17.7
----------------------------------------------------------------------
Other                                                        18.3
----------------------------------------------------------------------
    Collection of claims                                      9.9
----------------------------------------------------------------------
    Improvements of financial status                          8.4
----------------------------------------------------------------------
Total                                                        37.0     (H)
----------------------------------------------------------------------


(5)Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                (in billions of yen)
--------------------------------------------------------------------
                                           As of September 30, 2002
--------------------------------------------------------------------
Claims to bankrupt and substantially                        4.3
bankrupt debtors
--------------------------------------------------------------------
Claims under high risk                                     86.6
--------------------------------------------------------------------
Total                                                      90.9     (I)
--------------------------------------------------------------------

Note: The figures as of September 30, 2002 include assets of 1.8 billion yen which facilitates the final disposal of problem assets.

(Reference)
The transition of problem assets based on the FRL                                                  (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                           As of         As of         As of         As of          As of
                                       September 30,   March 31,   September 30,   March 31,    September 30, (b) - (a)
                                          2000(a)        2001          2001           2002         2002(b)
-----------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                           239.2        147.3         132.0           96.7          60.5        (178.7)
-----------------------------------------------------------------------------------------------------------------------
Claims under high risk                     526.7        589.2         580.5          491.5         401.3        (125.4)
-----------------------------------------------------------------------------------------------------------------------
Total                                      766.0        736.6         712.6          588.2         461.8        (304.1)(J=A+C+E+G+I)
-----------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

7. Classification of Loans by Type of Industry

(1) Loan by type of industry [Banking: Non-Consolidated]                                                        (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                    As of            Increase/         Increase/          As of             As of
                                                 September 30,       (Decrease)        (Decrease)      September 30,       March 31,
                                                   2002 (A)           (A) - (B)         (A) - (C)        2001 (B)          2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic offices (excluding loans booked
  at offshore markets                              8,184,795          (303,576)          (46,044)       8,488,372         8,230,839
------------------------------------------------------------------------------------------------------------------------------------
     Manufacturing                                 1,192,414           (17,774)          (49,303)       1,210,188         1,241,717
     Agriculture                                       1,374              (299)              (90)           1,673             1,464
     Forestry                                            100                 -                 -              100               100
     Fishery                                          16,438             5,779             4,071           10,659            12,367
     Mining                                            6,723            (1,475)             (552)           8,198             7,275
     Construction                                    294,148           (33,716)          (11,090)         327,864           305,238
     Utilities                                       127,391           (22,367)            2,971          149,758           124,420
     Transportation and Communication                768,705           135,775           149,439          632,930           619,266
     Wholesale, Retail and Restaurant                800,925          (110,959)          (37,537)         911,884           838,462
     Banks and other financial institutions        2,106,555           300,116           226,617        1,806,439         1,879,938
     Real estate                                   1,182,844          (162,261)         (122,354)       1,345,105         1,305,198
     Services                                        853,118          (171,204)          (65,166)       1,024,322           918,284
     Municipal government                            260,671          (105,979)           35,444          366,650           225,227
     Other industries                                573,383          (119,201)         (178,491)         692,584           751,874
------------------------------------------------------------------------------------------------------------------------------------
Overseas offices and loans booked at
  offshore markets                                   607,681          (292,658)         (202,515)         900,340           810,197
------------------------------------------------------------------------------------------------------------------------------------
                  Total                            8,792,477          (596,234)         (248,560)       9,388,712         9,041,037
------------------------------------------------------------------------------------------------------------------------------------

(2) Domestic consumer loans [Banking: Non-Consolidated]                                                         (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                     As of             Increase/         Increase/        As of             As of
                                                  September 30,        (Decrease)        (Decrease)    September 30,       March 31,
                                                     2002 (A)          (A) - (B)         (A) - (C)        2001 (B)          2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Total domestic consumer loans                        239,135            (6,603)             (584)         245,739           239,719
------------------------------------------------------------------------------------------------------------------------------------
   Housing loans                                     220,458               582            14,166          219,876           206,292
------------------------------------------------------------------------------------------------------------------------------------
   Others                                             18,676            (7,186)          (14,750)          25,862            33,427
------------------------------------------------------------------------------------------------------------------------------------

(3) Domestic loans to small and medium-sized companies [Banking: Non-Consolidated]                              (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                         As of         Increase/       Increase/          As of             As of
                                                     September 30,    (Decrease)      (Decrease)      September 30,       March 31,
                                                       2002 (A)        (A) - (B)       (A) - (C)        2001 (B)          2002 (C)
------------------------------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized companies     3,613,013        (27,173)        (23,910)       3,640,186         3,636,923
------------------------------------------------------------------------------------------------------------------------------------
Percentage to total domestic loans                        44.14%          1.25%           (0.04)%         42.88%            44.18%
------------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(4) Loan by type of industry [Trust accounts]                                               (in millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                As of       Increase/     Increase/       As of         As of
                                            September 30,  (Decrease)    (Decrease)   September 30,    March 31,
                                              2002 (A)      (A) - (B)     (A) - (C)     2001 (B)       2002 (C)
----------------------------------------------------------------------------------------------------------------
 Domestic offices (excluding loans
   booked at offshore markets)                 1,178,974     (123,569)     (204,463)     1,302,544    1,383,437
 ---------------------------------------------------------------------------------------------------------------
   Manufacturing                                  79,476      (16,516)      (24,019)        95,992      103,495
   Agriculture                                         -            -             -              -            -
   Forestry                                           33           (8)           (4)            41           37
   Fishery                                           957         (790)         (385)         1,747        1,342
   Mining                                            223         (637)          (98)           860          321
   Construction                                   11,837      (10,070)       (6,097)        21,907       17,934
   Utilities                                     152,233      (30,779)      (25,296)       183,012      177,529
   Transportation and Communication              160,084       (4,257)      (12,309)       164,341      172,393
   Wholesale, Retail and Restaurant               15,269      (14,148)       (9,880)        29,417       25,149
   Banks and other financial institutions        148,887       72,733        86,912         76,154       61,975
   Real estate                                    89,161      (44,203)      (22,618)       133,364      111,779
   Services                                       67,995       (4,852)      (17,080)        72,847       85,075
   Municipal government                           40,453       (1,923)         (891)        42,376       41,344
   Other industries                              412,359      (68,115)     (172,697)       480,474      585,056
----------------------------------------------------------------------------------------------------------------
 Overseas offices and loans booked
   at offshore markets                                 -            -             -              -            -
----------------------------------------------------------------------------------------------------------------
      Total                                    1,178,974     (123,569)     (204,463)     1,302,544    1,383,437
----------------------------------------------------------------------------------------------------------------

(5) Domestic consumer loans [Trust accounts]                                                (in millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                As of       Increase/     Increase/       As of         As of
                                            September 30,  (Decrease)    (Decrease)   September 30,    March 31,
                                              2002 (A)      (A) - (B)     (A) - (C)     2001 (B)       2002 (C)
----------------------------------------------------------------------------------------------------------------
Total domestic consumer loans                    291,362      (49,775)      (25,250)       341,137      316,612
   -------------------------------------------------------------------------------------------------------------
   Housing loans                                 287,524      (48,504)      (24,697)       336,028      312,222
   -------------------------------------------------------------------------------------------------------------
   Others                                          3,837       (1,270)         (552)         5,108        4,390
----------------------------------------------------------------------------------------------------------------

(6) Domestic loans to small and medium-sized companies [Trust accounts]                     (in millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                As of       Increase/     Increase/       As of         As of
                                            September 30,  (Decrease)    (Decrease)   September 30,    March 31,
                                              2002 (A)      (A) - (B)     (A) - (C)     2001 (B)       2002 (C)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized
  companies                                      670,002      (34,352)     (113,603)       704,354      783,605
----------------------------------------------------------------------------------------------------------------
Percentage to total domestic loans                 56.82%        2.75%         0.18%         54.07%       56.64%
----------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

(7) Loan by type of industry [Banking: Non-Consolidated and Trust accounts]                   (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                As of       Increase/     Increase/       As of          As of
                                            September 30,  (Decrease)    (Decrease)   September 30,     March 31,
                                              2002 (A)      (A) - (B)     (A) - (C)     2001 (B)        2002 (C)
------------------------------------------------------------------------------------------------------------------
 Domestic offices (excluding loans
   booked at offshore markets)                  9,363,769    (427,146)     (250,507)      9,790,916     9,614,277
 -----------------------------------------------------------------------------------------------------------------
   Manufacturing                                1,271,890     (34,291)      (73,323)      1,306,181     1,345,213
   Agriculture                                      1,374        (299)          (90)          1,673         1,464
   Forestry                                           133          (8)           (4)            141           137
   Fishery                                         17,395       4,989         3,686          12,406        13,709
   Mining                                           6,947      (2,111)         (650)          9,058         7,597
   Construction                                   305,985     (43,786)      (17,188)        349,771       323,173
   Utilities                                      279,625     (53,146)      (22,325)        332,771       301,950
   Transportation and Communication               928,790     131,518       137,130         797,272       791,660
   Wholesale, Retail and Restaurant               816,195    (125,109)      (47,418)        941,304       863,613
   Banks and other financial institutions       2,255,443     372,849       313,529       1,882,594     1,941,914
   Real estate                                  1,272,005    (206,465)     (144,972)      1,478,470     1,416,977
   Services                                       921,114    (176,055)      (82,246)      1,097,169     1,003,360
   Municipal government                           301,125    (107,901)       34,553         409,026       266,572
   Other industries                               985,743    (187,315)     (351,188)      1,173,058     1,336,931
------------------------------------------------------------------------------------------------------------------
 Overseas offices and loans booked
   at offshore markets                            607,681    (292,658)     (202,515)        900,340       810,197
------------------------------------------------------------------------------------------------------------------
        Total                                   9,971,451    (719,804)     (453,023)     10,691,256    10,424,475
------------------------------------------------------------------------------------------------------------------

(8) Domestic consumer loans [Banking: Non-Consolidated and Trust accounts]                    (in millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                As of       Increase/     Increase/       As of          As of
                                            September 30,  (Decrease)    (Decrease)   September 30,     March 31,
                                              2002 (A)      (A) - (B)     (A) - (C)     2001 (B)        2002 (C)
------------------------------------------------------------------------------------------------------------------
 Total domestic consumer loans                    530,497     (56,378)      (25,834)        586,876       556,332
 -----------------------------------------------------------------------------------------------------------------
   Housing loans                                  507,983     (47,921)      (10,531)        555,905       518,514
   ---------------------------------------------------------------------------------------------------------------
   Others                                          22,514      (8,457)      (15,303)         30,971        37,817
------------------------------------------------------------------------------------------------------------------

(9) Domestic loans to small and medium-sized companies [Banking: Non-Consolidated and Trust accounts] (in millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                        As of       Increase/     Increase/       As of          As of
                                                    September 30,  (Decrease)    (Decrease)   September 30,     March 31,
                                                      2002 (A)      (A) - (B)     (A) - (C)     2001 (B)        2002 (C)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Domestic loans to small and medium-sized
  companies                                            4,283,015      (61,525)     (137,514)      4,344,540     4,420,529
--------------------------------------------------------------------------------------------------------------------------
Percentage to total domestic loans                         45.74%        1.36%        (0.23)%         44.37%        45.97%
--------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

8. Loans and deposits [Non-Consolidated]

                                                                                          (in millions of yen)
  ------------------------------------------------------------------------------------------------------------
                                            As of       Increase/     Increase/       As of         As of
                                        September 30,  (Decrease)    (Decrease)   September 30,    March 31,
                                          2002 (A)      (A) - (B)     (A) - (C)     2001 (B)       2002 (C)
  ------------------------------------------------------------------------------------------------------------
  Deposits (ending balance)                11,166,422     470,318      (109,208)     10,696,103    11,275,630
  ------------------------------------------------------------------------------------------------------------
  Deposits (average balance)               11,094,165     186,767       259,106      10,907,398    10,835,059
  ------------------------------------------------------------------------------------------------------------
  Loans (ending balance)                    8,792,477    (596,234)     (248,560)      9,388,712     9,041,037
  ------------------------------------------------------------------------------------------------------------
  Loans (average balance)                   8,821,481    (392,890)     (253,106)      9,214,372     9,074,587
  ------------------------------------------------------------------------------------------------------------

9. Domestic deposits [Non-Consolidated]

                                                                                          (in millions of yen)
  ------------------------------------------------------------------------------------------------------------
                                            As of       Increase/     Increase/       As of         As of
                                        September 30,  (Decrease)    (Decrease)   September 30,    March 31,
                                          2002 (A)      (A) - (B)     (A) - (C)     2001 (B)       2002 (C)
  ------------------------------------------------------------------------------------------------------------
  Domestic deposits                         9,682,118     572,314       111,172       9,109,804     9,570,945
  ------------------------------------------------------------------------------------------------------------
    Individuals                             6,504,473     687,523       259,001       5,816,949     6,245,471
    ----------------------------------------------------------------------------------------------------------
    Corporations and others                 3,177,644    (115,209)     (147,829)      3,292,854     3,325,474
  ------------------------------------------------------------------------------------------------------------

  Note: Excluding negotiable of certificates deposit, deposits of overseas offices, and JOM accounts.

10. Number of Employees [Non-Consolidated]

                                                                                          (in millions of yen)
  ------------------------------------------------------------------------------------------------------------
                                            As of       Increase/     Increase/       As of         As of
                                        September 30,  (Decrease)    (Decrease)   September 30,    March 31,
                                          2002 (A)      (A) - (B)     (A) - (C)     2001 (B)       2002 (C)
  ------------------------------------------------------------------------------------------------------------
  Number of Employees                           6,451        (270)          (90)          6,721         6,541
  ------------------------------------------------------------------------------------------------------------

  Note: Amounts at September 30, 2001 are aggregate numbers of Mitsubishi Trust, Nippon Trust and Tokyo Trust.

11. Number of Offices [Non-Consolidated]

                                                                                          (in millions of yen)
  ------------------------------------------------------------------------------------------------------------
                                            As of       Increase/     Increase/       As of         As of
                                        September 30,  (Decrease)    (Decrease)   September 30,    March 31,
                                          2002 (A)      (A) - (B)     (A) - (C)     2001 (B)       2002 (C)
  ------------------------------------------------------------------------------------------------------------
  Domestic:                                        55         (14)            -              69            55
    ----------------------------------------------------------------------------------------------------------
    Head office and Branches                       51          (5)            -              56            51
    Sub Branches & Agencies                         4          (9)            -              13             4
  ------------------------------------------------------------------------------------------------------------
  Overseas:                                         8           -             -               8             8
    ----------------------------------------------------------------------------------------------------------
    Branches                                        5           -             -               5             5
    Sub - branches                                  -           -             -               -             -
    Representative offices                          3           -             -               3             3
  ------------------------------------------------------------------------------------------------------------
  Total                                            63         (14)            -              77            63
  ------------------------------------------------------------------------------------------------------------

  Note: Amounts at September 30, 2001 are aggregate numbers of Mitsubishi Trust,
        Nippon Trust and Tokyo Trust.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                  (The Mitsubishi Trust and Banking Corporation)

12. Earning Projections for the Fiscal Year Ending March 31, 2003

 [Consolidated]                                                (in billions of yen)
 ----------------------------------------------------------------------------------
                                   For the year ending    For the six months ended
                                      March 31, 2003         September 30, 2002
 ----------------------------------------------------------------------------------
   Ordinary income                               600.0                       293.2
 ----------------------------------------------------------------------------------
   Ordinary loss                                 (55.0)                      (42.6)
 ----------------------------------------------------------------------------------
   Net loss                                      (50.0)                      (32.5)
 ----------------------------------------------------------------------------------

 [Non-Consolidated]                                            (in billions of yen)
 ----------------------------------------------------------------------------------
                                   For the year ending    For the six months ended
                                      March 31, 2003         September 30, 2002
 ----------------------------------------------------------------------------------
 Ordinary income                                 570.0                       277.7
 ----------------------------------------------------------------------------------
 Net business profits before
  credit costs for trust accounts
  and provision for formula
  allowance for loan losses                      145.0                        73.0
 ----------------------------------------------------------------------------------
 Ordinary loss                                   (55.0)                      (41.1)
 ----------------------------------------------------------------------------------
 Net loss                                        (45.0)                      (27.5)
 ----------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

       Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2003

       1. Consolidated Financial Results for the Six Months Ended September 30, 2002

                                                                                        (in billions of yen except percentages)
       ------------------------------------------------------------------------------------------------------------------------
                                                                       Six months ended     Six months ended
                                                                    September 30, 2001 (A) September 30, 2002 (B)   (B) - (A)
       ------------------------------------------------------------------------------------------------------------------------
    1  Gross profits                                                                856.6                 846.0          (10.6)
         ----------------------------------------------------------------------------------------------------------------------
    2    Net interest income                                                        545.9                 522.2          (23.7)
         ----------------------------------------------------------------------------------------------------------------------
    3    Trust fees                                                                  56.4                  47.9           (8.4)
            -------------------------------------------------------------------------------------------------------------------
    4       Credit costs for trust accounts                                         (10.3)                 (4.7)           5.6
         ----------------------------------------------------------------------------------------------------------------------
    5    Net fees and commissions                                                   165.4                 168.2            2.8
         ----------------------------------------------------------------------------------------------------------------------
    6    Net trading profits                                                         22.5                  43.7           21.2
         ----------------------------------------------------------------------------------------------------------------------
    7    Net other business income                                                   66.3                  63.9           (2.4)
       ------------------------------------------------------------------------------------------------------------------------
    8  General and administrative expenses                                          480.7                 482.4            1.7
       ------------------------------------------------------------------------------------------------------------------------
    9  Net business profits before credit costs for trust
       accounts and provision for formula allowance for loan losses                 386.3                 368.3          (18.0)
       ========================================================================================================================
   10  Provision for formula allowance for loan losses                               18.6                  74.0           55.4
       ========================================================================================================================
   11  Net business profits                                                         357.3                 289.4          (67.8)
       ------------------------------------------------------------------------------------------------------------------------
   12  Net non-recurring gains (losses)                                            (647.4)               (482.7)         164.6
         ----------------------------------------------------------------------------------------------------------------------
   13    Credit related costs                                                      (284.9)               (146.8)         138.1
            -------------------------------------------------------------------------------------------------------------------
   14       Losses on loan charge-offs                                             (107.5)                (98.7)           8.7
            ===================================================================================================================
   15       Provision for specific allowance for loan losses                       (169.9)                  3.8          173.8
            ===================================================================================================================
   16       Losses on sales of loans to the Resolution and
            Collection Corporation                                                   (0.5)                (44.1)         (43.6)
            ===================================================================================================================
   17       Other credit related costs                                               (6.9)                 (7.7)          (0.8)
         ----------------------------------------------------------------------------------------------------------------------
   18    Net gains (losses) on equity securities                                   (321.3)               (242.9)          78.4
            -------------------------------------------------------------------------------------------------------------------
   19       Gains on sales of equity securities                                      61.2                  56.9           (4.2)
            ===================================================================================================================
   20       Losses on sales of equity securities                                    (32.8)                (98.1)         (65.2)
            ===================================================================================================================
   21       Losses on write down of equity securities                               349.7)               (201.7)         148.0
         ======================================================================================================================
   22    Other                                                                      (41.1)                (93.0)         (51.9)
            -------------------------------------------------------------------------------------------------------------------
   23       Foreign exchange loss on convertible bond                                   -                 (43.6)         (43.6)
       ------------------------------------------------------------------------------------------------------------------------
   24  Ordinary loss                                                               (290.0)               (193.3)          96.7
       ------------------------------------------------------------------------------------------------------------------------
   25  Net special gains                                                             14.1                  12.8           (1.2)
       ------------------------------------------------------------------------------------------------------------------------
   26  Loss before income taxes and others                                         (275.9)               (180.4)          95.5
       ------------------------------------------------------------------------------------------------------------------------
   27  Income taxes-current                                                          51.5                  31.9          (19.6)
       ========================================================================================================================
   28  Income taxes-deferred                                                       (239.4)                (27.0)         212.3
         ======================================================================================================================
   29    Gains on stock-for-stock exchange of Nippon Trust Bank,
         Limited                                                                   (105.6)                    -          105.6
       ------------------------------------------------------------------------------------------------------------------------
   30  Minority interest                                                              8.7                   2.7           (5.9)
       ------------------------------------------------------------------------------------------------------------------------
   31  Net loss                                                                     (96.8)               (188.0)         (91.2)
       ------------------------------------------------------------------------------------------------------------------------
   32  Total credit costs (4+10+13)                                                 313.9                 225.6          (88.2)
       ------------------------------------------------------------------------------------------------------------------------

       ------------------------------------------------------------------------------------------------------------------------
                                                                         As of March 31,    As of September 30,       (B) - (A)
                                                                             2002 (A)             2002 (B)
       ------------------------------------------------------------------------------------------------------------------------
   33  BIS risk-adjusted capital ratio                                              10.31%                10.49%            0.18%
       ------------------------------------------------------------------------------------------------------------------------


      [Reference] Standard for write down of marketable equity securities

       ==========================================================================================================================
                                        Decline in market value compared
       Issuer classification                                     to cost   Less than 30%           30% - 50%          50% or more
       --------------------------------------------------------------------------------------------------------------------------
       Normal                                                              No write down           write down         write down
       --------------------------------------------------------------------------------------------------------------------------
       Close watch                                                         No write down           write down         write down
       --------------------------------------------------------------------------------------------------------------------------
       Legally bankrupt, virtually bankrupt or likely to become bankrupt      write down           write down         write down
       --------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

2. Highlights of Consolidated Balance Sheets

                                                                                                                (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 As of March 31,   As of September 30,
                                                                                    2002 (A)             2002 (B)       (B) - (A)
------------------------------------------------------------------------------------------------------------------------------------
 1  Loans and bills discounted                                                         49,062.7              46,961.8     (2,100.9)
    --------------------------------------------------------------------------------------------------------------------------------
 2    Total of the two Banks *                                                         44,661.8              42,955.9     (1,705.9)
      ------------------------------------------------------------------------------------------------------------------------------
 3      Overseas branches                                                               6,579.6               5,794.3       (785.3)
      ------------------------------------------------------------------------------------------------------------------------------
 4      Domestic loans to small and medium-sized companies                             21,641.6              20,885.6       (755.9)
      -----------------------------------------------------------------------------------------------------------------------------
 5        Domestic housing loans                                                        6,376.0               6,697.6        321.6
    --------------------------------------------------------------------------------------------------------------------------------
 6    UnionBanCal Corporation                                                           3,290.6               3,064.0       (226.6)
    --------------------------------------------------------------------------------------------------------------------------------
 7    Bank of Tokyo-Mitsubishi Trust Company                                              435.0                 270.7       (164.3)
    --------------------------------------------------------------------------------------------------------------------------------
 8    Book value of loans sold during the six months then ended                           (30.8)               (224.0)      (193.2)
      ------------------------------------------------------------------------------------------------------------------------------
 9      Sold to the Resolution and Collection Corporation ("RCC")                          (1.2)               (135.2)      (133.9)
      ------------------------------------------------------------------------------------------------------------------------------
10      [Sold to the RCC before charge-offs]                                              [(8.6)]             [(326.7)]    [(318.1)]
      ------------------------------------------------------------------------------------------------------------------------------
11      Other loans sold                                                                  (29.5)                (88.8)       (59.2)
      -----------------------------------------------------------------------------------------------------------------------------
12    Charge-offs during the six months then ended                                       (129.1)               (122.7)         6.3
      ------------------------------------------------------------------------------------------------------------------------------
13  Investment securities                                                              23,109.7              23,118.9          9.2
    --------------------------------------------------------------------------------------------------------------------------------
14    Domestic equity securities                                                        5,138.6               4,061.4     (1,077.1)
      ------------------------------------------------------------------------------------------------------------------------------
15    Japanese Government Bonds (total of the two Banks *)                              9,347.6               9,522.6        175.0
      ------------------------------------------------------------------------------------------------------------------------------
16    Foreign bonds (total of the two Banks *)                                          4,543.6               5,700.0      1,156.3
      ------------------------------------------------------------------------------------------------------------------------------
17    Book value of investment securities sold during the six months then ended          (238.5)               (563.4)      (324.9)
      ------------------------------------------------------------------------------------------------------------------------------
18      Transferred to an exchange-traded fund                                               --                (366.1)      (366.1)
      ------------------------------------------------------------------------------------------------------------------------------
19      Sold in the market                                                               (238.5)               (197.3)        41.2
      ------------------------------------------------------------------------------------------------------------------------------
20    Write down during the six months then ended                                        (349.7)               (201.7)       148.0
      ------------------------------------------------------------------------------------------------------------------------------
21  Deferred tax assets                                                                 1,032.1               1,120.6         88.5
    --------------------------------------------------------------------------------------------------------------------------------
22    Allowance for loan losses                                                           796.4                 722.9        (73.4)
      ------------------------------------------------------------------------------------------------------------------------------
23    Write down of Investment securities                                                 111.3                  70.5        (40.7)
      ------------------------------------------------------------------------------------------------------------------------------
24    Net operating loss carryforwards                                                     76.6                 265.6        188.9
      ------------------------------------------------------------------------------------------------------------------------------
25    Other (primary accrued severance indemnities and pension liabilities)                47.7                  61.5         13.8
    --------------------------------------------------------------------------------------------------------------------------------
26  Total assets                                                                       99,496.8              97,119.6     (2,377.1)
    --------------------------------------------------------------------------------------------------------------------------------
27   Deposits                                                                          59,907.3              60,110.1        202.7
     -------------------------------------------------------------------------------------------------------------------------------
28    Total of the two Banks *                                                         56,617.6              56,882.0        264.3
      ------------------------------------------------------------------------------------------------------------------------------
29      Overseas branches                                                               7,079.4               6,220.9       (858.4)
      ------------------------------------------------------------------------------------------------------------------------------
30      Individuals                                                                    29,509.8              30,888.4      1,378.5
      ------------------------------------------------------------------------------------------------------------------------------
31      Corporations and others                                                        19,325.2              19,139.8       (185.4)
      ------------------------------------------------------------------------------------------------------------------------------
32   Capital stock                                                                      1,146.5               1,146.5           --
     -------------------------------------------------------------------------------------------------------------------------------
33   Capital surplus                                                                      834.6                 835.0          0.4
     -------------------------------------------------------------------------------------------------------------------------------
34   Retained earnings                                                                  1,189.7                 944.2       (245.4)
     -------------------------------------------------------------------------------------------------------------------------------
35   Land revaluation excess                                                              201.6                 198.5         (3.0)
     -------------------------------------------------------------------------------------------------------------------------------
36   Unrealized gains (losses) on securities available for sale                            84.0                  (9.5)       (93.5)
     -------------------------------------------------------------------------------------------------------------------------------
37   Foreign currency translation adjustments                                             (26.6)                (81.2)       (54.5)
     -------------------------------------------------------------------------------------------------------------------------------
38   Less treasury stock                                                                 (105.3)                (98.7)         6.6
    --------------------------------------------------------------------------------------------------------------------------------
39  Total shareholders' equity                                                          3,324.4               2,934.9       (389.5)
   ---------------------------------------------------------------------------------------------------------------------------------

    [Valuation gains (losses) on securities available for sale and interest rate-related derivatives qualified for hedge-accounting]

                                                                                                                (in billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 As of March 31,   As of September 30,
                                                                                    2002 (A)             2002 (B)       (B) - (A)
------------------------------------------------------------------------------------------------------------------------------------
40    Domestic equity securities                                                           71.4                (221.9)      (293.3)
      ------------------------------------------------------------------------------------------------------------------------------
41    Domestic bonds                                                                       79.7                  96.1         16.4
      ------------------------------------------------------------------------------------------------------------------------------
42      Japanese Government Bonds                                                          58.4                  73.2         14.7
      ------------------------------------------------------------------------------------------------------------------------------
43    Foreign equity securities                                                            25.9                  19.5         (6.4)
   ---------------------------------------------------------------------------------------------------------------------------------
44    Foreign bonds                                                                         0.8                 171.9        171.1
   ---------------------------------------------------------------------------------------------------------------------------------
45    Other                                                                               (39.1)                (83.1)       (43.9)
   ---------------------------------------------------------------------------------------------------------------------------------
46  Total securities available for sale                                                   138.8                 (17.4)      (156.2)
   ---------------------------------------------------------------------------------------------------------------------------------
47  Interest rate-related derivatives qualified for hedge accounting                       92.5                 120.9         28.4
   ---------------------------------------------------------------------------------------------------------------------------------


* "Total of the two Banks" represents the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

                                          Mitsubishi Tokyo Financial Group, Inc.

3. Disclosed Claims under the Financial Reconstruction Law ("FRL")





                                    [GRAPH]

(1) Status of Disclosed Claim under the FRL [prompt report]                                              (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                 As of        As of          As of
                                                             September 30,  March 31,    September 30,   Increase/(Decrease)
                                                                                                        ---------------------
                                                                2001 (A)     2002 (B)       2002 (C)    (C)-(A)     (C)-(B)
-----------------------------------------------------------------------------------------------------------------------------
1  Claims to bankrupt and substantially bankrupt debtors           408.1        419.0           402.1      (6.0)      (16.9)
-----------------------------------------------------------------------------------------------------------------------------
2  Claims under high risk                                        2,171.4      1,933.5         1,386.6    (784.8)     (546.9)
-----------------------------------------------------------------------------------------------------------------------------
3  Claims under close observation                                2,059.3      1,916.8         1,886.2    (173.0)      (30.5)
-----------------------------------------------------------------------------------------------------------------------------
4  Total Disclosed Claims (A)                                    4,639.0      4,269.4         3,675.0    (963.9)     (594.4)
-----------------------------------------------------------------------------------------------------------------------------
5  Total Credit Exposure (B)                                    50,520.7     52,401.4        49,906.9    (613.7)   (2,494.4)
-----------------------------------------------------------------------------------------------------------------------------
6  Disclosed Claims Ratio (A/B)                                      9.1%         8.1%            7.3%     (1.8%)      (0.7%)
-----------------------------------------------------------------------------------------------------------------------------

(2) Status of Non Performing Assets [prompt report]
   (1) Six months results ending September 30, 2002                                                      (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     As of
                                                                 As of                           September 30,
                                                               March 31,    Inflow     Outflow        2002      Net increase
                                                                                                               --------------
                                                                2001 (A)     (B)         (C)      (A)+(B)+(C)     (B)-(C)
-----------------------------------------------------------------------------------------------------------------------------
7 Claims to bankrupt and substantially bankrupt debtors            419.0      28.9       (45.9)        402.1           (16.9)
-----------------------------------------------------------------------------------------------------------------------------
8 Claims under high risk                                         1,933.5     366.5      (913.4)      1,386.6          (546.9)
-----------------------------------------------------------------------------------------------------------------------------
9 Total                                                          2,352.6     395.5      (959.3)      1,788.7          (563.8)
-----------------------------------------------------------------------------------------------------------------------------

   (2) Six months results ending March 31, 2002                                                          (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     As of
                                                                  As of                            March 31,
                                                              September 30, Inflow     Outflow       2002       Net increase
                                                                                                               --------------
                                                                2001 (A)     (B)         (C)      (A)+(B)-(C)     (B)-(C)
-----------------------------------------------------------------------------------------------------------------------------
10 Claims to bankrupt and substantially bankrupt debtors           408.1      63.6       (52.7)        419.0            10.9
-----------------------------------------------------------------------------------------------------------------------------
11 Claims under high risk                                        2,171.4     384.0      (621.9)      1,933.5          (237.9)
-----------------------------------------------------------------------------------------------------------------------------
12 Total                                                         2,579.6     447.7      (674.7)      2,352.6          (227.0)
-----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

   (3) Status of Secured Coverage on Disclosed Claims under the FRL [prompt report]                             (in billions of yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                           Disclosed      Collateral       Unsecured    Reserve    Coverage Ratio    Coverage Ratio
                                            amount      Guarantees, etc       (A)          (B)        (B/A)         (March 31, 2002)
   ---------------------------------------------------------------------------------------------------------------------------------
1  Claims to Bankrupt and substantially
   bankrupt debtors                           402.1          371.8            30.2         30.2        99.9%            99.9%
   ---------------------------------------------------------------------------------------------------------------------------------
2  Claims under high risk                   1,386.6          604.9           781.7        530.0        67.8%            67.4%
   ---------------------------------------------------------------------------------------------------------------------------------
3  Claims under close observation           1,886.2          946.7           939.5        317.7        33.8%            28.4%
   ---------------------------------------------------------------------------------------------------------------------------------
4  Total                                    3,675.0        1,923.4         1,751.6        878.0        50.1%            50.7%
   ---------------------------------------------------------------------------------------------------------------------------------
5  (Change from March 31, 2002)              (594.4)        (258.9)         (335.4)      (181.6)       (0.6%)            -
   ---------------------------------------------------------------------------------------------------------------------------------
6  Normal claims                           46,231.9            -               -           -            -
   ----------------------------------------------------------------------------------------------------------

  (4) Status of Secured Coverage on Self-Assessment of Assets [prompt report]
   ---------------------------------------------------------------------------------------------------------------------------------
                                                            As of September    As of March   As of September
                                                              30, 2001 (A)     31, 2002 (B)    30, 2002 (C)    (C) - (A)   (C) - (B)
   ---------------------------------------------------------------------------------------------------------------------------------
7  Normal                                                        0.24%             0.18%          0.19%          (0.05%)      0.01%
   ---------------------------------------------------------------------------------------------------------------------------------
8  Close Watch                                                   7.43%             8.11%          8.75%           1.33%       0.64%
   ---------------------------------------------------------------------------------------------------------------------------------
9    Close Watch                                                 3.81%             3.97%          3.57%          (0.24%)     (0.39%)
   ---------------------------------------------------------------------------------------------------------------------------------
10   Borrowers with Credit under Close Observation              12.46%            14.39%         17.44%           4.98%       3.06%
   ---------------------------------------------------------------------------------------------------------------------------------
11 Likely to become Bankrupt (excluding secured assets)         65.64%            67.54%         66.51%           0.86%      (1.03%)
   ---------------------------------------------------------------------------------------------------------------------------------

   Note: Above figures exclude certain mortgage and consumer loans.

   4. Earning Projections for the Fiscal Year Ending March 31, 2003

   [Non-consolidated]                                       (in billions of yen)
   -----------------------------------------------------------------------------
                              For the six months ended      For the year ending
                              September 30, 2002 (actual)      March 31, 2003
   -----------------------------------------------------------------------------
12 Operating income                          24.1                     26.0
   -----------------------------------------------------------------------------
13 Ordinary profit                           22.3                     22.0
   -----------------------------------------------------------------------------
14 Net income                                22.0                     22.0
   -----------------------------------------------------------------------------

   [Cash dividends]                                                                                               (in yen per share)
   ---------------------------------------------------------------------------------------------------------------------------------
                                             Interim dividends per share  Term-end dividends per share    Annual dividends per share
                                                                                 (planned)
   ---------------------------------------------------------------------------------------------------------------------------------
15 Common stock                                           -                          4,000                           4,000
   ---------------------------------------------------------------------------------------------------------------------------------
16 Preferred stock-class 1                             41,250                       41,250                          82,500
   ---------------------------------------------------------------------------------------------------------------------------------
17 Preferred stock-class2                               8,100                        8,100                          16,200
   ---------------------------------------------------------------------------------------------------------------------------------

   [Consolidated]                                                            (in billions of yen)
   ----------------------------------------------------------------------------------------------
                                          For the six months ended      For the year ending
                                         September 30, 2002 (actual)        March 31, 2003
   ----------------------------------------------------------------------------------------------
18 Ordinary income                               1,425.4                       2,900.0
   ----------------------------------------------------------------------------------------------
19 Ordinary profit                                (193.3)                       (165.0)
   ----------------------------------------------------------------------------------------------
20 Net income                                     (188.0)                       (185.0)
   ----------------------------------------------------------------------------------------------

   The foregoing forward looking statements may be materially affected by regulatory developments or changes in governmental policies, laws, regulations, voluntary code of practice and interpretations, including those anticipated to be announced soon in Japan, changes in the level of Japanese stock prices, the occurrence of material new corporate bankruptcies, further developments in the Japanese or world economic environment, and other factors outside MTFG's control. These forward looking statements are not guaranties of future performance, and actual results may differ materially. Please see our latest annual report for additional information regarding the risks in our business.